恒基兆業發展有限公司
HENDERSON INVESTMENTS LIMITED

82-3964

05011770

SEC MAIL PROCESSING RECEIVED OCT 11 2005 WASH. D.C. 185 SECTION

Our Ref.: HASE/TL/HI/04356

6th October, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Scheme Document
– Proposed privatisation of Henderson Cyber Limited by the Company and The Hong Kong and China Gas Company Limited by way of a scheme of arrangement

We enclose a copy of the Scheme Document for your information.

Yours faithfully,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

10/18

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Cyber Limited**, you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

hendersoncyber

Henderson Cyber Limited

恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8023)

PROPOSED PRIVATISATION BY

恒基兆業發展有限公司

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

The Hong Kong and China Gas Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0003)

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$0.10 EACH IN HENDERSON CYBER LIMITED HELD BY THE SCHEME SHAREHOLDERS (AS DEFINED HEREIN)

Joint Financial Advisers to the Offeror Group (as defined herein)

HSBC

CLSA
ASIA-PACIFIC MARKETS

The Hongkong and Shanghai Banking Corporation Limited

CLSA Equity Capital Markets Limited

Independent financial adviser to the Independent Director (as defined herein) of Henderson Cyber Limited

PLATINUM
Securities

A letter from the board of directors of Henderson Cyber Limited is set out on pages 10 to 21 of this document. An explanatory memorandum regarding the Proposal (as defined herein) is set out on pages 54 to 71 of this document. A letter from the Independent Director (as defined herein) containing his advice to the Independent Shareholders (as defined herein) in relation to the Proposal is set out on pages 22 to 23 of this document. A letter from the independent financial adviser, Platinum Securities Company Limited, containing its advice to the Independent Director in relation to the Proposal is set out on pages 24 to 53 of this document.

The action to be taken by the Shareholders (as defined herein) is set out on pages 69 to 71 of this document.

Notices convening the Court Meeting (as defined herein) and the Extraordinary General Meeting (as defined herein) both to be held on Monday, 31st October, 2005 are set out on pages 128 to 131 of this document. Whether or not you are able to attend the Meetings (as defined herein) in person, Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Extraordinary General Meeting, in accordance with the instructions respectively printed thereon, and to lodge them with Henderson Cyber Limited's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event so as to reach them not later than 48 hours before the time appointed for holding of the relevant Meeting. In the case of the pink form of proxy, it may be handed to the chairman of the Court Meeting, who has absolute discretion whether or not to accept it, at the Court Meeting if it is not so lodged pursuant to an order of the Grand Court made on 3rd October, 2005.

This document is issued jointly by Henderson Cyber Limited and the Offeror Group.

This document will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only*

6th October, 2005

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this document (other than the Scheme, the Notice of the Court Meeting and the Notice of the Extraordinary General Meeting), the following expressions have the following meanings, unless the context requires otherwise:

"acting in concert"	has the meaning ascribed to such expression under the Takeovers Code
"Announcement"	the announcement dated 16th August, 2005 issued jointly by HCL, HIL, HKCG and HLD relating to, inter alia, the Proposal and published in the South China Morning Post, Hong Kong Economic Times and Hong Kong Economic Journal on 17th August, 2005
"Announcement Date"	16th August, 2005, being the date of the Announcement
"associate(s)"	has the meaning ascribed to such expression under the Takeovers Code
"Authorisations"	all the necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Board"	the board of directors of HCL
"Cancellation Price"	the cancellation price of HK$0.42 per Scheme Share payable in cash as to 78.69% by HIL and 21.31% by HKCG to the Scheme Shareholders
"CLSA"	CLSA Equity Capital Markets Limited, a joint financial adviser to the Offeror Group. CLSA is a licensed corporation under the SFO, licensed under transitional arrangements (migration application lodged) to conduct Types 4 and 6 regulated activities under the SFO
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands
"Condition(s)"	the conditions or any of them to which the Proposal is subject, which are set out in the section entitled "Conditions of the Proposal" in the Explanatory Memorandum on pages 55 to 56 of this document

"Controlling Parties"	Felix Technology (an indirect wholly-owned subsidiary of HIL) and Technology Capitalization (an indirect wholly-owned subsidiary of HKCG) which together were legally and beneficially interested in an aggregate of approximately 84.72% of the issued share capital of HCL as at the Latest Practicable Date
"Court Meeting"	a meeting of the Scheme Shareholders convened by the direction of the Grand Court at which the Scheme will be voted on, which will be held in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on Monday, 31st October, 2005 at 11:00 a.m., Hong Kong, notice of which is set out on pages 128 and 129 of this document, or any adjournment thereof
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be Thursday, 8th December, 2005 (Cayman Islands time)
"Excluded Parties"	parties acting in concert with the Offeror Group which as at the Latest Practicable Date comprised Banshing, Covite, Markshing, Gainwise, Darnman, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun, Mr. Lee Tat Man, The Hon. Lo Tak Shing, Mr. Leung Sing and HSBC (and members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code), who together were beneficially interested in an aggregate of 59,420,173 Shares, representing approximately 1.19% of the issued share capital of HCL as at the Latest Practicable Date
"Executive"	the Executive Director of the Corporate Finance Division of the SFC of Hong Kong or any delegate for the time being of the Executive Director
"Explanatory Memorandum"	the explanatory memorandum as set out on pages 54 to 71 of this document in compliance with the Rules of the Grand Court

"Extraordinary General Meeting"	the extraordinary general meeting of HCL to be held at 11:30 a.m. on Monday, 31st October, 2005 in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong, notice of which is set out on pages 130 to 131 of this document, or any adjournment thereof
"Felix Technology"	Felix Technology Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Best Selection Investments Limited which in turn is wholly-owned by HIL
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owns all the issued ordinary shares of Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee is taken to be interested in Shares owned by Fu Sang by virtue of the SFO. Discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust include Mr. Lee Ka Kit, Mr. Lee Ka Shing and the spouse of Mr. Li Ning
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Grand Court"	Grand Court of the Cayman Islands
"HCL"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are currently listed on GEM
"HCL Group"	HCL and its subsidiaries
"HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"HIL Group"	HIL and its subsidiaries

"HIL Shares"	shares of HK$0.20 each in the share capital of HIL
"HKCG"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"HKCG Group"	HKCG and its subsidiaries
"HKCG Shares"	shares of HK$0.25 each in the share capital of HKCG
"HLD"	Henderson Land Development Company Limited, the controlling shareholder of HIL and a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"HLD Group"	HLD and its subsidiaries
"holder"	a registered holder of shares including a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a joint financial adviser to the Offeror Group. HSBC is a deemed registered institution under the SFO to carry on types 1, 4, 6 and 9 regulated activities as defined under the SFO and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Independent Director"	Mr. Leung Yuk Kwong, the independent non-executive director of HCL appointed to advise the Independent Shareholders in relation to the Proposal
"Independent Shareholders"	Shareholders other than the Controlling Parties and the Excluded Parties
"Latest Practicable Date"	3rd October, 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Meetings"	the Court Meeting and the Extraordinary General Meeting and "Meeting" means the relevant one of them, as the case may be
"Offeror Group"	HIL and HKCG
"Platinum"	Platinum Securities Company Limited, licensed to carry out Type 1 regulated activity (dealing in securities) and Type 6 regulated activity (advising on corporate finance) under the SFO, the independent financial adviser to the Independent Director
"Proposal"	the proposal for the privatisation of HCL by the Offeror Group by way of the Scheme
"Record Time"	5:00 p.m. Hong Kong time on Thursday, 8th December, 2005 for determining entitlements under the Scheme
"Register"	the register of members of HCL
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	the scheme of arrangement between HCL and the Scheme Shareholders under Section 86 of the Companies Law as set out on pages 121 to 127 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Grand Court involving the cancellation of all the Scheme Shares
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders as at the Record Time
"Scheme Shareholder(s)"	Shareholder(s) of HCL other than the Controlling Parties
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	holders of Shares
"Shares"	shares of HK$0.10 each in the share capital of HCL

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to such expression under the Listing Rules or the GEM Listing Rules, as applicable
"Takeovers Code"	The Code on Takeovers and Mergers
"Technology Capitalization"	Technology Capitalization Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Towngas Investment Company Limited which in turn is wholly-owned by HKCG
"trading day"	a day on which the Stock Exchange is open for trading in securities
"HK$" and "cent(s)"	Hong Kong dollar(s), the lawful currency of Hong Kong for the time being
"%"	per cent.

	2005
Latest time for lodging transfers of the Shares to qualify for entitlement to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Tuesday, 25th October
Register closed for determination of entitlements to attend and vote at the Court Meeting and the Extraordinary General Meeting *(Note 1)*	Wednesday, 26th October to Monday, 31st October (both dates inclusive)
Latest time for lodging forms of proxy in respect of *(Notes 2 and 4)*:	
Court Meeting	11:00 a.m. on Saturday, 29th October
Extraordinary General Meeting	11:30 a.m. on Saturday, 29th October
Suspension of dealings in Shares	9:30 a.m. on Monday, 31st October
Court Meeting *(Note 3)*	11:00 a.m. on Monday, 31st October
Extraordinary General Meeting *(Note 3)*	11:30 a.m. on Monday, 31st October or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Journal and on the GEM website	Tuesday, 1st November
Resumption of dealings in the Shares	9:30 a.m. on Tuesday, 1st November
Hearing of HCL's summons for directions in respect of the capital reduction *(Note 4)*	Thursday, 10th November
Last day for dealings in the Shares	Thursday, 1st December
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Wednesday, 7th December

2005

Book close date *(Note 5)* . . . . .Thursday, 8th December

Record Time . . . . .5:00 p.m. on Thursday, 8th December

Grand Court hearing of the petition to sanction
the Scheme and the petition to confirm
the reduction of capital of HCL *(Note 4)* . . . . .Thursday, 8th December

Effective Date *(Notes 4 and 6)* . . . . .Thursday, 8th December

Announcement of Effective Date and withdrawal of
listing published on the Stock Exchange website
and the GEM website . . . . Friday, 9th December

Withdrawal of the listing of the Shares
on GEM *(Note 6)* . . . . .9:30 a.m. on Monday, 12th December

Announcement of Effective Date and
withdrawal of listing in South China
Morning Post and Hong Kong Economic
Journal and on the Stock Exchange website
and the GEM website . . . . .Monday, 12th December

Cheques for cash entitlements under the
Scheme to be despatched on or before . . . . .Saturday, 17th December

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

Notes:

1. The registers of members of HCL kept in the Cayman Islands and Hong Kong respectively will be closed during such period for the purpose of determining entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting. This book close period is not for determining entitlements under the Scheme.

2. Forms of proxy should be lodged with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not later than the relevant times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting, who has absolute discretion whether or not to accept it, at the Court Meeting if it is not so lodged pursuant to an order of the Grand Court made on 3rd October, 2005. In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for the Court Meeting will not preclude an Independent Shareholder from attending and voting in person at that Meeting. Completion and return of a form of proxy for the Extraordinary General Meeting will not preclude a Shareholder from attending and voting in person at that Meeting. In each such event, the returned form of proxy will be deemed to have been revoked.

3. The Court Meeting and the Extraordinary General Meeting will be held in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong at the times and dates specified above. Please see the notice of the Court Meeting set out on pages 128 to 129, and the notice of the Extraordinary General Meeting set out on pages 130 to 131, of this document for details.

4. All references in this document to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the Grand Court hearing of the petition to sanction the Scheme, the petition and summons for directions to confirm the reduction of capital of HCL and the Effective Date, which are references to the relevant dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

5. The registers of members of HCL kept in the Cayman Islands and Hong Kong respectively will be closed on that date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6. The Scheme will become effective when it is sanctioned (with or without modifications) by the Grand Court and a copy of the Grand Court order is delivered to the Registrar of Companies in the Cayman Islands for registration. Registration is expected to take place on Thursday, 8th December, 2005 (Cayman Islands time) (given that Cayman Islands time is 13 hours behind Hong Kong time, it will either be the late evening on Thursday, 8th December, 2005 (Hong Kong time) or the early morning on Friday, 9th December, 2005 (Hong Kong time)). However, in the event that not all of the Conditions have been fulfilled (or, as applicable, waived) by Thursday, 8th December, 2005, being the proposed date of the Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL, the timetable of events thereafter will be subject to change. Independent Shareholders should note the Conditions of the Proposal set out in the Explanatory Memorandum on pages 55 and 56 of this document. If the Scheme becomes effective, it is expected that the listing of the Shares on GEM will be withdrawn with effect from 9:30 a.m. on Monday, 12th December, 2005.

hendersoncyber

Henderson Cyber Limited

恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8023)

Executive Directors:
Dr. Lee Shau Kee *(Chairman)*
Mr. Alfred Chan Wing Kin
Mr. Colin Lam Ko Yin
Mr. Lee Ka Kit
Mr. Lee Ka Shing
Mr. John Yip Ying Chee
Mr. Douglas H. Moore

Non-executive Director:
Mr. Jackson Woo Ka Biu

Independent Non-executive Directors:
Dr. The Hon. David Li Kwok Po
Professor Ko Ping Keung
Mr. Leung Yuk Kwong

Registered Office:
Scotia Centre, 4th Floor
P.O. Box 2804
George Town
Grand Cayman
Cayman Islands

Hong Kong Head Office and Principal Place of Business:
72-76/F., Two International Finance Centre
8 Finance Street, Central
Hong Kong

6th October, 2005

To Shareholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW

INTRODUCTION

It was jointly announced by HCL, HIL, HKCG and HLD on 16th August, 2005 that on 15th August, 2005, the Offeror Group jointly requested the Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under

* *For identification purpose only*

Section 86 of the Companies Law involving the cancellation and extinguishment of all the Scheme Shares in consideration of the payment of the Cancellation Price of HK$0.42 in cash per Scheme Share.

Upon the Scheme becoming effective, HCL will be indirectly owned by HIL as to approximately 78.69% (and thus will remain an indirect non-wholly owned subsidiary of HIL) and by HKCG as to approximately 21.31%. HCL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on GEM pursuant to Rule 9.23(2) of the GEM Listing Rules immediately following the Effective Date.

The Offeror Group has no intention of discontinuing HCL's businesses upon the privatisation of HCL. The Cancellation Price per Scheme Share will not be increased, and the Offeror Group does not reserve the right to do so.

The Offeror Group has appointed HSBC and CLSA as its joint financial advisers in connection with the Proposal.

As at the Latest Practicable Date, the Controlling Parties were beneficially interested in an aggregate of 4,235,913,616 Shares, representing approximately 84.72% of the issued share capital of HCL. Such Shares, by reason of the fact that the Controlling Parties are respective indirect wholly-owned subsidiaries of HIL and HKCG (the Offeror Group), will not form part of the Scheme Shares, and accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition restricting the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have also indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the relevant reduction of the share capital of HCL as a result of the Scheme.

In view of the interests of the Offeror Group in the Proposal and the direct or indirect relationships between the Excluded Parties and the Offeror Group as explained in the following paragraph, all of the 59,420,173 Shares of the Excluded Parties (representing approximately 1.19% of the issued share capital of HCL) will not be represented or voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with the Offeror Group under the Takeovers Code. These Shares do however form part of the Scheme Shares. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting (other than Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun who confirmed, in seeking ruling from the Executive that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal, that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal).

As at the Latest Practicable Date, Banshing, Covite, Markshing, Gainwise and Darnman, all being indirect wholly-owned subsidiaries of HLD (a controlling shareholder of HIL), together beneficially owned an aggregate of 9,054,403 Shares, representing in aggregate approximately 0.18% of the issued share capital of HCL; Dr. Lee Shau Kee, a director of HLD, HIL, HKCG and HCL, was the beneficial owner of 173,898 Shares, representing approximately 0.01% of the issued share capital of HCL and in addition, by virtue of the SFO, he was taken to be interested in the

3,333,213,616 Shares and the 902,700,000 Shares respectively owned by the Controlling Parties, and the Shares owned by Banshing, Covite, Markshing, Gainwise, Darnman and Fu Sang respectively; Fu Sang was 100% owned by a unit trust in which Dr. Lee Shau Kee was taken to be interested by virtue of the SFO and was the beneficial owner of 28,075 Shares, representing less than 0.01% of the issued share capital of HCL; Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man were directors of HLD and HIL and also the beneficial owners of 5,383 Shares, five Shares and 33 Shares respectively, representing in aggregate less than 0.01% of the issued share capital of HCL; The Hon. Lo Tak Shing and Mr. Leung Sing were directors of HLD and also beneficial owners of 2,021 Shares and 750 Shares respectively, representing in aggregate less than 0.01% of the issued share capital of HCL; and members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code held on a proprietary basis or had discretionary management authority over 50,155,605 Shares representing approximately 1.00% of the issued share capital of HCL. In the circumstances, all of these parties, who are "Excluded Parties", are presumed to be parties acting in concert with the Offeror Group under the Takeovers Code because of their direct or indirect relationship with the Offeror Group.

As at the Latest Practicable Date, neither CLSA nor any of its group companies which were deemed to be acting in concert with the Offeror Group under the Takeovers Code owned any Shares.

The Board comprises 11 directors, seven of whom are executive directors, one is a non-executive director and the remaining three are independent non-executive directors. Mr. Alfred Chan Wing Kin is a common director of HCL and HKCG, Mr. John Yip Ying Chee is a common director of HCL and HLD, Mr. Douglas H. Moore is an executive director, the chief executive officer and a salaried employee of HCL and all of the other executive directors of HCL, being Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing, are common directors of HCL, HIL, HKCG and HLD. Mr. Jackson Woo Ka Biu, being a non-executive director of HCL, is also an alternate director to Sir Po-shing Woo who is a common director of HIL and HLD. Two of the independent non-executive directors of HCL, being Dr. The Hon. David Li Kwok Po and Professor Ko Ping Keung, are also independent non-executive directors of HKCG and HIL respectively. As such, the directors of HCL named above are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. As a result, Mr. Leung Yuk Kwong, an independent non-executive director of HCL, has been appointed by the Board as the Independent Director to make a recommendation to the Independent Shareholders in respect of the Proposal.

Platinum has been appointed by the Board as the independent financial adviser to advise the Independent Director in connection with the Proposal.

SHAREHOLDING STRUCTURE

The table below sets out the ownership of the Shares in issue, including those beneficially owned by the Controlling Parties and the Excluded Parties, as at the Latest Practicable Date:

Shareholders	As at the Latest Practicable Date Number of Shares	%	Upon completion of the Proposal Number of Shares	%
Felix Technology *(note 1)*	3,333,213,616	66.67	3,333,213,616	78.69
Technology Capitalization *(note 1)*	902,700,000	18.05	902,700,000	21.31
Aggregate number of Shares of the Controlling Parties	4,235,913,616	84.72	4,235,913,616	100.00
Banshing *(notes 2 & 8)*	4,014,271	0.08	—	—
Covite *(notes 2 & 8)*	1,816,644	0.04	—	—
Markshing *(notes 2 & 8)*	1,714,027	0.03	—	—
Gainwise *(notes 2 & 8)*	1,086,250	0.02	—	—
Darnman *(notes 2 & 8)*	423,211	0.01	—	—
Lee Shau Kee *(notes 3 & 8)*	173,898	0.01	—	—
Fu Sang *(notes 4 & 8)*	28,075	0.00	—	—
Lee King Yue *(notes 5 & 8)*	5,383	0.00	—	—
Ho Wing Fun *(notes 6 & 8)*	5	0.00	—	—
Lee Tat Man *(notes 6 & 8)*	33	0.00	—	—
Lo Tak Shing *(notes 7 & 8)*	2,021	0.00	—	—
Leung Sing *(notes 7 & 8)*	750	0.00	—	—
HSBC *(notes 8 & 9)*	50,155,605	1.00	—	—
Aggregate number of Shares of the Excluded Parties	59,420,173	1.19	—	—
Aggregate number of Shares of the Controlling Parties and the Excluded Parties	4,295,333,789	85.91	4,235,913,616	100.00
Independent Shareholders	704,666,211	14.09	—	—
Total	5,000,000,000	100.00	4,235,913,616	100.00
Scheme Shareholders *(note 10)*	764,086,384	15.28	—	—

Notes:

1. *Dr. Lee Shau Kee was taken to be interested in the 3,333,213,616 Shares and the 902,700,000 Shares respectively held by Felix Technology (an indirect wholly-owned subsidiary of HIL) and Technology Capitalization (an indirect wholly-owned subsidiary of HKCG), being the Controlling Parties, by virtue of the SFO.*

2. *Banshing, Covite, Markshing, Gainwise and Darnman were all wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD which was the controlling shareholder of HIL, and therefore were presumed to be parties acting in concert with the Offeror Group under the Takeovers Code. These companies together beneficially owned an aggregate of 9,054,403 Shares, which represented 0.18% of the issued share capital of HCL. Dr. Lee Shau Kee was taken to be interested in these Shares by virtue of the SFO.*

3. *Dr. Lee Shau Kee was a director of HLD, HIL, HKCG and HCL and therefore was presumed to be a party acting in concert with the Offeror Group under the Takeovers Code. The figures included Dr. Lee Shau Kee's personal interests in the Shares but excluded his deemed interest in the Shares in which Banshing, Covite, Markshing, Gainwise, Darnman, Fu Sang, Felix Technology and Technology Capitalization were interested.*

4. *Dr. Lee Shau Kee was taken to be interested in the 28,075 Shares owned by Fu Sang by virtue of the SFO, and Fu Sang was presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.*

5. *Mr. Lee King Yue was a director of HLD and HIL and therefore was presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.*

6. *Mr. Ho Wing Fun and Mr. Lee Tat Man were directors of HLD and HIL and therefore were presumed to be parties acting in concert with the Offeror Group under the Takeovers Code.*

7. *The Hon. Lo Tak Shing and Mr. Leung Sing were directors of HLD and therefore were presumed to be parties acting in concert with the Offeror Group under the Takeovers Code.*

8. *All of the Shares in which Banshing, Covite, Markshing, Gainwise, Darnman, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun, Mr. Lee Tat Man, The Hon. Lo Tak Shing, Mr. Leung Sing and HSBC were respectively interested as set out in this table would form part of the Scheme Shares.*

9. *HSBC was a joint financial adviser to the Offeror Group and therefore was presumed to be a party acting in concert with the Offeror Group under the Takeovers Code. The figure comprised 50,152,000 Shares owned on a proprietary basis by HSBC Securities (Asia) Limited and 3,605 Shares managed on a discretionary basis by HSBC International Trustee Limited. The 3,605 Shares were owned and controlled as to 2,080 Shares by HSBC International Trustee Limited as trustee, 1,000 Shares by HSBC Trustee (C.I.) Limited as trustee and 525 Shares by HSBC Trustee (Cook Islands) Limited as trustee. Each of HSBC Securities (Asia) Limited, HSBC International Trustee Limited, HSBC Trustee (C.I.) Limited and HSBC Trustee (Cook Islands) Limited is an indirectly wholly-owned subsidiary of HSBC Holdings plc, which is also the ultimate holding company of HSBC.*

10. *The total number of Scheme Shares equalled the aggregate number of Shares held by the Excluded Parties and the Independent Shareholders.*

Assuming that no further Shares will be issued or repurchased between the Latest Practicable Date and the Record Time, all of the 764,086,384 Scheme Shares then in issue will be cancelled and extinguished.

SUMMARY OF THE PROPOSAL

The purpose of this document is to give you further information regarding the Proposal and to give you notices of the Court Meeting and the Extraordinary General Meeting. Your attention is also drawn to the letter from the Independent Director, the letter from Platinum to the Independent Director, the Explanatory Memorandum and the Scheme, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve the cancellation and extinguishment of the Scheme Shares and a reduction of the issued share capital of HCL under the Companies Law. Accordingly, HCL will be indirectly owned by HIL as to approximately 78.69% (and thus will remain an indirect non-wholly owned subsidiary of HIL) and by HKCG as to approximately 21.31%. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the Scheme Shareholders whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price of HK$0.42 in cash for each Scheme Share held.

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous rights to which the Offeror Group may otherwise be, or claim to be, entitled against any Scheme Shareholders.

As at the Latest Practicable Date, there were no outstanding options, derivatives, warrants or convertible securities issued by HCL. On the bases of the Cancellation Price and of a total of 764,086,384 Scheme Shares and 4,235,913,616 Shares held by the Controlling Parties as at the Latest Practicable Date, the entire issued share capital of HCL is valued at approximately HK$2,100 million under the Proposal. The amount of cash required for the payment of the Cancellation Price is approximately HK$320.92 million, of which approximately HK$252.53 million will be payable by HIL and approximately HK$68.39 million will be payable by HKCG. Each of HIL and HKCG has stated their respective intentions to finance the cash required for the payment of the Cancellation Price from internal resources and/or bank borrowings. The HIL Group has a loan facility granted by The Hongkong and Shanghai Banking Corporation Limited of which an amount of HK$253 million is available to the HIL Group for use under the said facility. The payment of interest on, and repayment of or security for, the loan facility will not depend to any significant extent on the business of HCL.

HSBC and CLSA, the Offeror Group's joint financial advisers, are satisfied that sufficient financial resources are available to each of HIL and HKCG for the implementation of the Proposal.

The Proposal will become effective and binding on HCL and all Shareholders, including the Excluded Parties and their nominees in whose names some of the Shares beneficially owned by them are registered, provided that the Conditions are fulfilled, or if applicable waived.

The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcements and also by announcement published on the GEM website.

Assuming that the Scheme becomes effective on Thursday, 8th December, 2005, cheques for the Cancellation Price will be sent to the Scheme Shareholders whose names appear on the Register at the Record Time, such cheques are expected to be despatched to the Scheme Shareholders on or before Saturday, 17th December, 2005 and in any event within ten days from the Effective Date.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price of HK$0.42 per Scheme Share represents:

- a premium of approximately 90.91% over the closing price of HK$0.22 per Share as quoted on GEM on 11th August, 2005 (being the last full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement);

- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 10 trading days up to and including 11th August, 2005;

- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 30 trading days up to and including 11th August, 2005;

- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 60 trading days up to and including 11th August, 2005;

- a premium of approximately 100.00% over the average closing price of approximately HK$0.21 per Share based on the daily closing prices as quoted on GEM over the 180 trading days up to and including 11th August, 2005; and

- a premium of approximately 2.44% over the closing price of approximately HK$0.41 per Share as quoted on GEM as at the Latest Practicable Date.

Historical share price information on the Shares is set out in Section 2 of Appendix II to this document.

Net Assets

As at 30th June, 2005, the audited consolidated net assets of the HCL Group amounted to approximately HK$755.9 million (2004:HK$760.0 million) or approximately HK$0.15 (2004:HK$0.15) per Share. The Cancellation Price represents:

- a premium of approximately 180.00% over the audited consolidated net asset value per Share of approximately HK$0.15 as at 30th June, 2004; and

- a premium of approximately 180.00% over the audited consolidated net asset value per Share of approximately HK$0.15 as at 30th June, 2005.

Earnings

The HCL Group's audited consolidated loss attributable to the Shareholders for the year ended 30th June, 2005 was approximately HK$4.1 million, representing a loss per Share of approximately HK$0.0008. The HCL Group's audited consolidated loss attributable to the Shareholders in respect of the previous financial year ended 30th June, 2004 was approximately HK$17.8 million which was equivalent to a loss per Share of approximately HK$0.0036.

Dividend Yield

HCL has not declared any dividends since the listing of the Shares on GEM.

REASONS FOR AND BENEFITS OF THE PROPOSAL

Your attention is drawn to the section headed "Reasons for and benefits of the Proposal" in the Explanatory Memorandum on pages 58 to 59 of this document.

INFORMATION RELATING TO THE HCL GROUP AND FUTURE INTENTIONS

Your attention is drawn to the sections headed "Information relating to the HCL Group" and "Future intentions" in the Explanatory Memorandum on pages 59 to 64 of this document.

OTHER INFORMATION

Dr. Lee Shau Kee, through interests in HIL held by HLD and his personal interests and other deemed interests through Fu Sang, was as at the Latest Practicable Date interested in 2,110,638,943 HIL Shares (representing approximately 74.92% of the issued share capital of HIL) and through interests in HKCG held by HIL and his personal and other deemed interests, was as at the Latest Practicable Date interested in 2,160,243,950 HKCG Shares (representing approximately 38.76% of the issued share capital of HKCG). Dr. Lee Shau Kee is a director of HLD, HIL, HKCG and HCL. Mr. Colin Lam Ko Yin is a director of HLD, HIL, HKCG and HCL. Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun are directors of HLD and HIL and are also Shareholders of HCL.

In view of the relatively insignificant interest of Dr. Lee Shau Kee in HCL held other than through the Offeror Group and in view of the immateriality of the value of the Scheme Shares and the amount of Cancellation Price to be receivable in which each of Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun will be interested (other than through the Offeror Group) under the Proposal, an undertaking from Mr. Colin Lam Ko Yin to dispose of the 55 Shares in which he was previously interested by way of gift to a Hong Kong registered charity and the disposal of his beneficial interest in the 55 Shares to a Hong Kong registered charity by way of gift with effect from 15th August, 2005, the confirmation by each of Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun to the SFC confirming that each of them has not taken part as a director in HIL's decision making process as regards the making of the Proposal and their undertaking and confirmation that each of them will not

take part as a director in HIL's decision making process as regards the making of the Proposal and their undertaking and confirmation that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal and will receive no ancillary benefit in respect of the making of the Proposal, the SFC has ruled that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal.

MEETINGS AND ACTION TO BE TAKEN BY THE SHAREHOLDERS

As you will see from the notices of Meetings set out on pages 128 to 131 of this document, the Meetings have been convened to be held at 11:00 a.m. and 11:30 a.m. respectively in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on Monday, 31st October, 2005.

In accordance with the direction of the Grand Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). In so far as the sanction of the Scheme by the Grand Court is concerned, such a resolution will be deemed to have been passed (by way of poll) if a majority in number representing 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the Shares of the Independent Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast (by way of poll) against the resolution at the Court Meeting is not more than 10% in value of all the Shares held by all of the Independent Shareholders. Based on 704,666,211 Shares held by the Independent Shareholders as at the Latest Practicable Date, 10% of such Shares amounted to 70,466,621 Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting has been convened for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the reduction of the issued share capital of HCL as a result of the Scheme. The special resolution will be passed provided that it is approved by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Extraordinary General Meeting.

As at the Latest Practicable Date, the Controlling Parties were beneficially interested in an aggregate of 4,235,913,616 Shares, representing approximately 84.72% of the issued share capital of HCL. Such Shares, by reason of the fact that the Controlling Parties are respective indirect wholly-owned subsidiaries of HIL and HKCG (the Offeror Group), will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition restricting the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have also indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the reduction of the issued share capital of HCL as a result of the Scheme.

In addition, the Excluded Parties, who as at the Latest Practicable Date were collectively beneficially interested in 59,420,173 Shares representing approximately 1.19% of the issued share capital of HCL, and their nominees in whose names some of the Shares in which they were beneficially interested were registered will not, for the reasons already explained above, attend and vote at the Court Meeting in person or by proxy in their capacity as Scheme Shareholders. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting (other than Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun who confirmed, in seeking ruling from the Executive that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal, that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal).

Whether or not you are able to attend the Meetings in person, the Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Saturday, 29th October, 2005 but if it is not so lodged, it may be handed to the chairman of the Court Meeting, who has absolute discretion whether or not to accept it, at the Court Meeting pursuant to an order of the Grand Court made on 3rd October, 2005. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Saturday, 29th October, 2005. One self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Cyber Limited" is enclosed in order to facilitate the return by the Independent Shareholders and/or Shareholders (as applicable) by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude you from attending the relevant Meeting and voting in person if you so wish. In the event that you attend a Meeting after having lodged the form of proxy, your form of proxy for that Meeting will be deemed to have been revoked.

HCL will only recognise persons whose names are registered on the register of members of HCL as Shareholders, any beneficial owner of Shares whose Shares are held upon trust by and registered in the name of a nominee, trustee or other person will not be recognised by HCL as a Shareholder. Any beneficial owner of Shares ("Beneficial Owner") whose Shares are registered in the name of a nominee, trustee, depository or any other authorised custodian or third party (the "Registered Owner") should contact such Registered Owner to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Shares beneficially owned by the Beneficial Owner should be voted at the Court Meeting and/or the Extraordinary General Meeting. A Beneficial Owner who wishes to attend the Court Meeting and/or the Extraordinary General Meeting personally should contact the Registered Owner directly to make the appropriate arrangements with the Registered Owner to enable the Beneficial Owner to attend and vote at the Court Meeting and/or the Extraordinary General Meeting and for such purpose the Registered Owner may appoint the Beneficial Owner as its proxy. The appointment of a proxy by the Registered Owner at the relevant Court Meeting and/or the Extraordinary General Meeting shall be in

accordance with all relevant provisions in the articles of association of HCL. In the case of the appointment of a proxy by the Registered Owner, the relevant forms of proxy shall be completed and signed by the Registered Owner and shall be lodged in the manner and before the latest time for lodging the relevant forms of proxy as more particularly set out in the paragraph above.

Any Beneficial Owner whose Shares are deposited in the Central Clearing and Settlement System ("CCASS") operated by Hong Kong Securities Clearing Company Limited and registered under the name of HKSCC Nominees Limited must, unless such Beneficial Owner is a person admitted to participate in CCASS as an investor participant (the "Investor Participant"), contact their broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a CCASS participant ("Other CCASS Participant") regarding voting instructions to be given to such persons if they wish to vote in respect of the Scheme of Arrangement. The procedure for voting in respect of the Scheme of Arrangement by the Investor Participants and the Other CCASS Participants with respect to Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the "General Rules of CCASS" and the "CCASS Operational Procedures".

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting, the Register will be closed from Wednesday, 26th October, 2005 to Monday, 31st October, 2005 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 25th October, 2005.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Thursday, 8th December, 2005. Further press announcements and also an announcement published on the GEM website will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Grand Court, the Effective Date and the date of the withdrawal of the listing of the Shares on GEM.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT

Your attention is drawn to the sections headed "Share certificates, dealings and listing" and "Registration and payment" in the Explanatory Memorandum on pages 66 to 67 of this document.

FURTHER INFORMATION

A letter from the Independent Director to the Independent Shareholders as well as a letter from Platinum to the Independent Director are reproduced on pages 22 to 53 of this document. We advise you to read these letters carefully before you take any action in respect of the Proposal.

In considering what action to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisers.

You are urged to read the Explanatory Memorandum as set out on pages 54 to 71 of this document, the appendices to this document, the Scheme as set out on pages 121 to 127 of this document, and the notices of the Court Meeting and the Extraordinary General Meeting as set out on pages 128 to 131 of this document.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman

Henderson Cyber Limited

恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8023)

6th October, 2005

To the Independent Shareholders

Dear Sirs or Madam,

PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW

It was jointly announced by HCL, HIL, HKCG and HLD on 16th August, 2005 that on 15th August, 2005, HIL and HKCG jointly requested the Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under Section 86 of the Companies Law involving the cancellation and extinguishment of all the Scheme Shares in consideration of the payment of the Cancellation Price of HK$0.42 in cash per Scheme Share. Details of the Proposal are set out in the section entitled "Letter from the Board" as set out on pages 10 to 21 of a document issued jointly by HCL, HIL and HKCG dated 6th October, 2005 (the "Document"), of which this letter forms part. For the purpose of the Proposal, I have been appointed as the Independent Director to give a recommendation to the Independent Shareholders as to how they should vote on the Proposal. Platinum has been appointed as the independent financial adviser to advise me in connection with the Proposal. Unless the context otherwise requires, terms used in this letter have the same meanings as defined in the Document.

Having considered the terms of the Scheme and the opinion of Platinum and, in particular, the factors, reasons and recommendations as set out in the letter from Platinum on pages 24 to 53 of the Document, I consider that the terms of the Proposal are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, I recommend the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve and give effect to the consequent reduction of capital at the Extraordinary General Meeting.

* *For identification purpose only*

I also draw the attention of the Independent Shareholders to (i) the letter from the Board, (ii) the Explanatory Memorandum and (iii) the Appendices which form part of the Explanatory Memorandum.

Yours faithfully,
Mr. Leung Yuk Kwong
Independent Non-executive Director

The following is the text of the letter of advice from the independent financial adviser to the Independent Director for the purpose of incorporation into this document.

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

6th October, 2005

To the Independent Director

Dear Sir,

PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS)

INTRODUCTION

We refer to our engagement to advise the Independent Director with respect to the Proposal for the proposed privatisation of HCL by the Offeror Group by way of the Scheme. Details of the Scheme are contained in the scheme document dated 6th October, 2005 issued jointly by HCL and the Offeror Group (the "Scheme Document") of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Scheme Document.

Platinum has been appointed as the independent financial adviser to advise the Independent Director as to whether or not the terms of the Proposal, in particular the Cancellation Price, are fair and reasonable so far as the Independent Shareholders are concerned.

Platinum is independent from, and is not associated with, HIL, HKCG, HCL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Proposal. We will receive a fee from HCL for the issue of this letter. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from HIL, HKCG, HCL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

INDEPENDENT DIRECTOR

The Board comprises 11 directors, seven of whom are executive directors, one is a non-executive director and the remaining three are independent non-executive directors. Mr. Alfred Chan Wing Kin is a common director of HCL and HKCG, Mr. John Yip Ying Chee is a common director of HCL and HLD, Mr. Douglas H. Moore is an executive director, the chief executive officer and a salaried employee of HCL and all of the other executive directors of HCL, being Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing, are common directors of HCL, HIL, HKCG and HLD. Mr. Jackson Woo Ka Biu, being a non-executive director of HCL, is also an alternate director to Sir Po-shing Woo who is a common director of HIL and HLD. Two of the independent non-executive directors of HCL, being Dr. The Hon. David Li Kwok Po and Professor Ko Ping Keung, are also independent non-executive directors of HKCG and HIL respectively. As such, the directors of HCL named above are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. As a result, Mr. Leung Yuk Kwong, an independent non-executive director of HCL, has been appointed by the Board as the Independent Director to make a recommendation to the Independent Shareholders in respect of the Proposal.

In formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of, the Board and management of HCL concerning the HCL Group, the Proposal and the Scheme, including those facts, opinions and representations set out in the Scheme Document. Examples of such information include financial information, terms of the Proposal, current business operations, and future prospects. We have assumed that all such information is true and accurate in all material respects as at the date hereof. The Board has confirmed that they take full responsibility for the contents of the Scheme Document.

We have no reason to believe that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Scheme Document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the HCL Group. The Board has confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Proposal and the Scheme.

TERMS OF THE PROPOSAL

In summary, the Proposal involves the following principal terms:

(i) all the Scheme Shares held by the Scheme Shareholders will be cancelled and extinguished under Section 86 of the Companies Law. In return, the Scheme Shareholders will receive HK$0.42 in cash from the Offeror Group for every Scheme Share held;

(ii) Upon the Scheme becoming effective, the issued share capital of HCL will be reduced and approximately 78.69% and approximately 21.31% of the issued share capital of HCL will be owned by HIL and HKCG respectively and the listing of the Shares on the GEM will be withdrawn;

(iii) based on the Cancellation Price and a total of 764,086,384 Scheme Shares outstanding as at the Latest Practicable Date, the aggregate amount of consideration required for the payment of the Cancellation Price is approximately HK$320.92 million, of which approximately HK$252.53 million will be payable by HIL and approximately HK$68.39 million will be payable by HKCG;

(iv) HIL and HKCG have stated that they intend to finance the payment of the Cancellation Price from internal resources and/or bank borrowings; and

(v) the Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcements and also by announcement published on the GEM website.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Memorandum in the Scheme Document.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on HCL and all Shareholders subject to the fulfillment or waiver (as applicable) of the following Conditions:

(a) the approval of the Scheme by a majority in number representing 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting, provided that:

  (i) the Scheme is approved (by way of poll) by Independent Shareholders present and voting either in person or by proxy at the Court Meeting holding not less than three-fourths in nominal value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting; and

  (ii) the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the reduction of the share capital of HCL as a result of the Scheme by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at a general meeting of HCL;

(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of HCL, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of HCL;

(e) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of HCL being obtained; and

(h) if required, the obtaining by HIL and HKCG of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

In respect of Condition (a) above, according to the ruling granted by the Executive on 16th August, 2005, any votes actually known to HIL, HKCG or HCL attached to the Shares held by directors (together with their close relatives, related trusts and companies controlled by any of them) of subsidiaries and fellow subsidiaries of HIL and HKCG will not be counted for the purpose of Rule 2.10 of the Takeovers Code. Any votes attaching to the Shares held by directors (together with their close relatives, related trusts and companies controlled by any of them) of HIL, HKCG or HCL will also not be counted for the purpose of Rule 2.10 of the Takeovers Code.

The Offeror Group reserves the right to waive Conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Conditions (a) to (d) cannot be waived in any event. All of the above Conditions will have to be fulfilled or waived, as applicable, on or before 28th February, 2006 (or such later date as the Offeror Group and HCL may agree or, to the extent applicable, as the Grand Court may direct), failing which the Scheme will lapse.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation relating to the terms of the Proposal and giving our independent financial advice to the Independent Director, we have considered the following principal factors and reasons:

A. Reasons for and benefits of the Proposal

1. *Business of the HCL Group*

HCL is a company incorporated in the Cayman Islands with limited liability and the Shares have been listed on GEM since 14th July, 2000. The principal business activities of the HCL Group are Internet services, telecommunications services, merchandising services, data centre services, intelligent building services and information technology investments.

2. *Rationale for the Proposal*

As stated in the letter from the Board and the Explanatory Memorandum in the Scheme Document, HIL and HKCG have identified a number of reasons for and benefits of the Proposal. These include:

(i) the trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the past six months up to and including 11th August, 2005 (being the last full trading day in the Shares prior to the suspension of trading in Shares pending the issue of the Announcement) was approximately 0.01% of the free float number of the Shares trading on GEM;

(ii) since HCL is owned as to approximately 84.72% in aggregate by HIL and HKCG, the directors of HIL and HKCG believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of HIL and HKCG;

(iii) given the low liquidity of the Shares, the directors of HIL and HKCG believe HCL's ability to raise funds from the public equity markets is currently limited and any significant improvement in this regard in the foreseeable future is unlikely. Consequently, the directors of HIL and HKCG consider that the costs and management resources associated with the maintenance of HCL's listing on GEM and its publicly listed status, which are needed in order to access the public equity capital market, are no longer warranted; and

(iv) the directors of HIL and HKCG are also aware of the uncertain outlook for the existing business of the HCL. The Internet, telecommunications and high technology industries are fast changing and subject to intense competition. The directors of HIL and HKCG accordingly consider that the Proposal will bring about more flexibility to take the businesses of HCL forward in an efficient and sustainable manner.

As a result of the Proposal, an opportunity is available for all the Scheme Shareholders to realise their investments in HCL at a premium to the prevailing market price of the Shares. We consider that this option being made available is in the interest of the Scheme Shareholders especially after we have reviewed other aspects of the Proposal which we will discuss in the ensuing sections of this letter.

B. **Historical financial performance and future growth**

An extract of the key financials of the HCL Group for the financial years ended 30th June, 2003, 2004 and 2005 are set out below:

Table 1: Key financials of the HCL Group for the financial years ended 30th June, 2003, 2004 and 2005

	For the financial year ended 30th June			Annual growth rate	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$ million	*HK$ million*	*HK$ million*	%	%
Turnover	83.75	87.34	83.84	4.29	(4.01)
Loss from operations	(13.14)	(20.40)	(4.08)	55.25	(80.00)
Loss from ordinary activities before taxation	(17.03)	(19.12)	(4.10)	12.27	(78.56)
Loss attributable to the Shareholders	(17.01)	(17.82)	(4.10)	4.76	(76.99)

Source: Annual reports of the HCL Group

1. ***Turnover***

As illustrated in Table 1 above, although the overall turnover of the HCL Group was flat during the three-year period under review, the rate of increase in 2004 was 4.29% whereas the overall turnover decreased by approximately 4.01% in 2005. In accordance with the annual report of the HCL Group for the financial year ended 30th June, 2005, the turnover of the HCL Group was generated from the following principal businesses including:

(i) retailing - sale of goods, provision of Internet services and telecommunications services;

(ii) business services - provision of data centre services, network services and Internet services; and

(iii) building system services - project consultancy and application service provider ("ASP") services.

Table 2 below is a summary of the breakdown of the turnover of each business segment of the HCL Group for the financial years ended 30th June, 2003, 2004 and 2005.

Table 2: A breakdown of the turnover of the HCL Group by business segments

	For the financial year ended 30th June						Annual growth rate	
	2003		2004		2005		2004	2005
	Turnover HK$'000	*% of total turnover %*	*Turnover HK$'000*	*% of total turnover %*	*Turnover HK$'000*	*% of total turnover %*	*%*	*%*
Retailing	75,103	89.67	83,297	95.37	79,090	94.33	10.91	(5.05)
Business services	1,567	1.87	2,289	2.62	2,693	3.21	46.08	17.65
Building system services	7,081	8.46	1,755	2.01	2,059	2.46	(75.22)	17.32
Total	83,751	100.00	87,341	100.00	83,842	100.00	4.29	(4.01)

Source: Annual reports of the HCL Group

As illustrated in Table 2 above, approximately 90% of the HCL Group's total turnover was contributed by the retailing business segment for the three-year period under review. The retailing business segment was operated through iCare.com Limited ("iCare"). iCare mainly carries on three core businesses, namely: (i) sale of goods; (ii) provision of Internet services; and (iii) provision of telecommunications services.

Table 3 below is a summary of the turnover of each business sub-segment of iCare for the financial years ended 30th June, 2003, 2004 and 2005.

Table 3: A breakdown of the turnover of iCare by business sub-segments

	For the financial year ended 30th June						Annual growth rate	
	2003		2004		2005		2004	2005
	Turnover HK$'000	*% of total turnover %*	*Turnover HK$'000*	*% of total turnover %*	*Turnover HK$'000*	*% of total turnover %*	*%*	*%*
Sale of goods	26,364	35.10	40,077	48.11	45,231	57.19	52.01	12.86
Internet services	32,191	42.86	28,543	34.27	23,538	29.76	(11.33)	(17.53)
Telecommunications services	16,548	22.04	14,677	17.62	10,321	13.05	(11.31)	(29.68)
Total	75,103	100.00	83,297	100.00	79,090	100.00	10.91	(5.05)

Source: Annual reports of the HCL Group

As illustrated in Table 3 above, although the overall turnover of iCare was generally range bound during the three-year period under review, it increased by approximately 10.91% in 2004 whereas it decreased by approximately 5.05% in 2005. A brief review of the performance of the three business sub-segments of iCare during the three-year period under review is set out below.

(i) *Sale of goods*

The sale of goods business sub-segment accounted for approximately 35.10%, 48.11% and 57.19% respectively of iCare's total turnover for each of the financial years ended 30th June, 2003, 2004 and 2005.

Based on our discussions with management of the Company, currently about 65% of the turnover of this business sub-segment was derived from the sale of electronic and electrical products such as personal computers, MP3 players, air conditioners, refrigerators, digital cameras, wireless phones. Customers can carry out their purchases or receive after-sale services through any of the three channels comprising iCare portal, customer hotline and iCare Hotspots. As at 30th June, 2005, there were a total of 11 iCare Hotspots of which 4 were located in Kowloon, 3 in Hong Kong Island and 4 in New Territories.

As illustrated in Table 3 above, the turnover for this business sub-segment for the financial year ended 30th June, 2004 increased by approximately 52.01% from that of 2003, which was mainly due to the expansion of iCare Hotspots from 5 to 10 during the financial year ended 30th June, 2004.

(ii) *Provision of Internet services*

The Internet services business sub-segment accounted for approximately 42.86%, 34.27% and 29.76% respectively of iCare's total turnover for each of the financial years ended 30th June, 2003, 2004 and 2005.

The turnover from this business sub-segment was mainly derived from the provision of both broadband and narrowband Internet services to subscribers. The iCare Internet-on-TV Set-Top Box ("STB") subscribers, Internet Service Provider ("ISP") users and Internet Content Provider ("ICP") users amounted to a total of approximately 248,000 by the end of June 2005.

The turnover derived from the Internet services business sub-segment has been decreasing and the annual rate of decrease for the financial years ended 30th June 2004 and 2005 amounted to approximately 11.33% and 17.53% respectively.

(iii) *Provision of telecommunications services*

The telecommunications services business sub-segment accounted for approximately 22.04%, 17.62% and 13.05% respectively of iCare's total turnover for each of the financial years ended 30th June, 2003, 2004 and 2005.

The turnover from this business sub-segment was derived from the provision of IDD services through the operation of iCare1608 IDD. The number of registered iCare 1608 IDD telephone lines was approximately 358,000 as of 30th June, 2005.

As illustrated in Table 3 above, the turnover for this business sub-segment has been decreasing and the annual rate of decrease for the financial years ended 30th June 2004 and 2005 amounted to approximately 11.31% and 29.68% respectively.

2. ***Loss attributable to the Shareholders***

As illustrated in Table 1 above, the HCL Group has been loss-making during the three-year period under review. A loss attributable to Shareholders of approximately HK$17.01 million, approximately HK$17.82 million and approximately HK$4.10 million respectively was incurred for each of the financial years ended 30th June, 2003, 2004 and 2005.

The overall loss was mainly due to the challenging conditions faced by the HCL Group in its business segments. In particular, the Internet, telecommunications services and high technology industries are fast changing and subject to intense competition. For details of the industries analysis, please refer to section G headed "Industry overview" below.

As illustrated in Table 1 above, for the financial year ended 30th June, 2005, the HCL Group's loss attributable to the Shareholders decreased by approximately 76.99% and loss from operations decreased by approximately 80.00% compared with that of 2004. Based on our discussions with the management of the HCL Group, the decrease in loss from operations was mainly due to: (i) the increase in interest income by approximately HK$8.55 million mainly due to the increase in interest rate of deposits; and (ii) the decrease in staff costs by approximately HK$5.83 million mainly due to decrease in headcount. The decrease in the HCL Group's loss attributable to the Shareholders for the financial year ended 30th June, 2005 was mainly contributed by the decrease in direct costs and operating expenses. However, we note that the turnover of the HCL Group have decreased for the financial year ended 30th June, 2005. In light of this, in particular with reference to our discussion on the industry set out in our letter below, we are of the view that the HCL Group is facing and will continue to face a challenging market environment. As such, we are of the view that the ability of the HCL Group to generate profit is uncertain.

As we note that the HCL Group has continued to be loss-making for the three-year period under review, we are of the view that the Proposal could be considered to be a good opportunity for the Scheme Shareholders to realise their investment in HCL for other higher growth, profitable or more stable investment alternatives. The swapping of a loss-making investment for higher growth, profitable or more stable investments is especially conducive when the Cancellation Price is at a premium to the closing price as at 11th August, 2005 (the "Last Full Trading Day") of the Shares. We believe this opportunity for the Scheme Shareholders to exit from a loss-making investment at a premium to the prevailing market price of the Shares to higher growth, profitable and more stable investments is in the interest of the Scheme Shareholders.

C. **Dividend**

No dividend was declared by HCL for the three-year period under review. In light of this, we are of the view that the Proposal, in particular the Cancellation Price representing a premium to the prevailing market price of the Shares, offers the Scheme Shareholders an opportunity to swap their investments in the Shares into other potentially higher yield investments, which is in the interest of the Scheme Shareholders.

D. **Price performance of the Shares**

Table 4 below sets out the highest and lowest closing prices and the average daily closing prices of the Shares for each of the months between 1st February, 2005 and up to and including the Last Full Trading Day:

Table 4: Price performance of the Shares from 1st February, 2005 to the Last Full Trading Day

Month	Closing price of the Shares		Monthly average daily closing price of the Shares	Premium based on the Cancellation Price to the highest closing price of the Shares	Premium based on the Cancellation Price to the lowest closing price of the Shares
	Highest	Lowest			
	HK$	*HK$*	*HK$*	%	%
2005					
February	0.230	0.210	0.221	82.61	100.00
March	0.218	0.210	0.212	92.66	100.00
April	0.210	0.200	0.206	100.00	110.00
May	0.210	0.200	0.206	100.00	110.00
June	0.211	0.193	0.206	99.05	117.62
July	0.205	0.190	0.196	104.88	121.05
August (Up to the Last Full Trading Day)	0.220	0.195	0.204	90.91	115.38

Source: Bloomberg

As illustrated in Table 4 above, the highest and lowest closing prices of the Shares during this review period were HK$0.230 (on trading days from 1st to 14th February, 2005) and HK$0.190 (on 15th, 18th, 21st and 22nd July, 2005) respectively. The Cancellation Price represents a premium of approximately 82.61% and 121.05% over the highest and lowest closing prices of the Shares respectively during this review period.

Table 5 below shows a summary of the premiums represented by the Cancellation Price over the various closing prices of the Shares on the dates and review periods listed below:

Table 5: Comparison of the Cancellation Price to the price of the Shares

Trading day	Closing price of the Shares	Premium based on the Cancellation Price
	HK$	%
Latest Practicable Date	0.41	2.44
Last Full Trading Day	0.22	90.91

Period	Average closing price of the Shares	Premium based on the Cancellation Price
5 trading days up to and including the Last Full Trading Day	0.21	100.00
10 trading days up to and including the Last Full Trading Day	0.20	110.00
30 trading days up to and including the Last Full Trading Day	0.20	110.00
60 trading days up to and including the Last Full Trading Day	0.20	110.00
90 trading days up to and including the Last Full Trading Day	0.20	110.00
180 trading days up to and including the Last Full Trading Day	0.21	100.00

Source: Bloomberg (share prices are listed to 2 decimal places)

The Cancellation Price represents a premium of between approximately 110.00% and 100.00% over the lowest and highest average closing prices of the Shares respectively during the various review periods up to and including the Last Full Trading Day as set out in Table 5 above. Chart 1 below further illustrates the daily closing prices of the Shares quoted on the Stock Exchange from 12th August, 2002 up to the Latest Practicable Date (both dates inclusive):

Chart 1: Historical Share price performance of HCL from 12th August, 2002 to the Latest Practicable Date


HK$
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Cancellation Price of HK$0.42
Last Full Trading Day:
11th August, 2005 @ HK$0.22
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 1 above, the daily closing prices of the Shares were below the Cancellation Price at all times from 12th August, 2002 to the Last Full Trading Day. The Cancellation Price represents a premium of approximately 193.71% and approximately 1.20% over the lowest and the highest closing prices of the Shares respectively during this review period. From the Announcement Date and up to the Latest Practicable Date, the daily closing price of the Shares traded significantly higher, reaching as high as HK$0.415. However, we would like to draw your attention that there is no assurance that the price of the Shares will remain at such level if the Scheme is unsuccessful or the Proposal lapses.

Furthermore, we are of the view that, as mentioned in the section headed "Prospect of an alternative offer" below, due to the substantial stake in the HCL Group held by HIL and HKCG, it is unlikely that any independent third party would be making an offer, better or worse than the Cancellation Price, for the Shares. Given that the historical prices of the Shares during the recent years have been below the Cancellation Price and that a competing offer is not likely, an exit price higher than the Cancellation Price may not be available to the Shareholders in the near future. Therefore, we consider the Cancellation Price reasonable and in the interest of the Independent Shareholders.

E. **Liquidity of the Shares**

The following table sets out the daily average trading volume of the Shares for the period commencing from 1st February, 2005 and up to and including the Latest Practicable Date:

Table 6: Daily average trading volume of the Shares from 1st February, 2005 to the Latest Practicable Date

2005	Daily average trading volume of the Shares	Daily average trading volume of the Shares to the total issued Shares[1] %	Daily average trading volume of the Shares to the Shares held by public[2] %
February	53,579	0.0011	0.0070
March	19,109	0.0004	0.0025
April	4,928	0.0001	0.0006
May	174,140	0.0035	0.0228
June	157,206	0.0031	0.0206
July	51,744	0.0010	0.0068
August	1,232,576	0.0247	0.1613
From 1st August and up to and including the Last Full Trading Day	233,776	0.0047	0.0306
After the Last Full Trading Day and up to and including the Latest Practicable Date	716,306	0.0143	0.0937

Note 1: Based on 5 billion Shares in issue.

Note 2: Based on a public float of approximately 764,086,384 Shares as at the Latest Practicable Date held by the Scheme Shareholders.

Source: Bloomberg

As shown in Table 6 above, the daily average trading volume of the Shares during this review period before the Announcement Date was low, with the lowest daily average trading volume representing only approximately 0.0001% of the total issued Shares or approximately 0.0006% of the Shares held by the public for the month of April 2005. The daily average trading volume of the Shares was generally below 0.005% of the total issued Shares or 0.04% of the Shares held by the public. Since the Announcement Date and up to and including the Latest Practicable Date, the daily average trading volume of the Shares has increased significantly and the daily average trading volume of the Shares in the month of August 2005 was approximately 0.025% of the total issued Shares or approximately 0.16% of the Shares held by the public.

Based on the daily average trading volume of the Shares over the six months from February 2005 to July 2005, it is unlikely, in our opinion, that the relatively active trading volume of the Shares recorded in August 2005 as a result of the Announcement will continue if the Scheme is unsuccessful or the Proposal lapses. Given the low liquidity of the Shares before the release of the Announcement, the Scheme Shareholders would unlikely be able to sell a significant number of their Shares in the market without depressing the market price of the Shares. The Proposal represents an opportunity for the Scheme Shareholders to dispose of their entire holdings in the HCL Group at the Cancellation Price. Therefore, we are of the view that the Scheme is in the interest of the Independent Shareholders as it presents an opportunity for the Scheme Shareholders to divest their shareholdings in HCL at a price that is at a premium to the market price, even when their shareholdings are in sizable blocks.

F. **Comparable Companies**

As illustrated in Table 2 above, approximately 90% of the HCL Group's total turnover was contributed by the retailing business segment for the three-year period under review. The retailing business segment was operated through iCare, which mainly carries on three core businesses, namely: (i) sale of goods; (ii) provision of Internet services; and (iii) provision of telecommunications services. Therefore, for comparison purpose, we compared the retailing business segment of the HCL Group instead of the HCL Group's business as a whole to its comparable companies (the "Comparable Companies"). As further illustrated in Table 3 above, sale of goods (mainly electronic and electrical appliances), Internet services and telecommunications services accounted for approximately 57.19%, 29.76% and 13.05% respectively of the retailing business segment's turnover of the HCL Group for the financial year ended 2005. We have selected the Comparable Companies for these three respective business sub-segments based on a selection criteria of: (i) over approximately 80% of their respective total turnover being generated from the sale of electronic and electrical appliance; (ii) over approximately 50% of their respective total turnover being generated from the Internet services or the Internet service providers with market share in Hong Kong of more than 10%; and (iii) over approximately 50% of their respective total turnover being generated from the telecommunications services or telecommunication service providers with market share of more than 10% of in the telecommunication service industry in Hong Kong.

We note that the HCL's market share in the Internet service industry/telecommunications service industry is less than 10%. However, in our analysis, we have included the 10% market share as one of the criteria to select the Comparable Companies, which would include the market leaders as the turnover of Internet services/telecommunications services of those market leaders usually represents less than 50% of their total turnover. In our view, it is more appropriate to introduce this criterion, which would represent a more comprehensive picture of the Internet service industry/telecommunications service industry for comparison purposes.

In addition, these Comparables Companies are the companies identified by us, to our best effort, in our research searching through published information on the Stock Exchange's website. Therefore, the Independent Shareholders should note that the information of the Comparables Companies below is for information and reference only.

We have reviewed commonly used valuation ratios of HCL's trading price and those implied by the Cancellation Price, relative to the valuation ratios at which the Comparable Companies are currently trading. These valuation ratios (the "Valuation Ratios") include: (i) price-to-earnings ratio ("PER"); (ii) price-to-book ratio ("PBR"); and (iii) price-to-sales ratio ("PSR").

Table 7 below shows the Valuation Ratios of the Comparable Companies based on their closing prices on the Last Full Trading Day.

Table 7: Valuation Ratios of the Comparable Companies

	PER Times	PBR Times	PSR Times
(a) Companies engaged in the sale of electronic & electrical appliances			
Artel Solutions Group Holdings Limited	6.02	0.44	0.12
AV Concept Holdings Limited	2.02	0.90	0.19
Digital China Holdings Limited	10.76	1.43	0.15
GOME Electrical Appliances Holding Limited	26.29	8.65	1.01
Lang Chao International Limited	24.07	8.38	0.86
S.A.S. Dragon Holdings Limited	5.53	0.57	0.08
SiS International Holdings Limited	4.24	0.33	0.06
VST Holdings Limited	4.90	0.83	0.05
Simple average	**10.48**	**2.69**	**0.32**
(b) Companies engaged in Internet services			
CASIL Telecommunications Holdings Limited	69.16	2.06	2.51
City Telecom (H.K.) Limited	10.91	0.46	0.46
Global Link Communications Holdings Limited	N.A.	5.35	0.66
i-Cable Communications Limited	16.49	2.57	1.98
IIN International Limited	N.A.	0.69	0.38
PCCW Limited	21.33	N.A.	1.53
Vodatel Networks Holdings Limited	11.12	0.68	0.30
Simple average	**25.80**	**1.97**	**1.12**
(c) Companies engaged in telecommunications services			
China Motion Telecom International Limited	N.A.	0.35	0.11
City Telecom (H.K.) Limited	10.91	0.46	0.46
e-Kong Group Limited	N.A.	2.55	0.28
Netel Technology (Holdings) Limited	N.A.	N.A.	2.19
PCCW Limited	21.33	N.A.	1.53
Simple average	**16.12**	**1.12**	**0.91**

Source: Bloomberg

In our analysis, we implemented the weighted average methodology in order to give a more accurate and fair reference figure for our assessment. The weighted averages of the Valuation Ratios are calculated with respect to the weighting of turnover contributed by each business sub-segment of the retailing business segment of the HCL Group for the financial year ended 30th June, 2005. The corresponding weighted average Valuation Ratios are set out in Table 8 below:

Table 8: Comparison of weighted average Valuation Ratios of Comparable Companies to the Valuation Ratios of HCL

	PER Times	PBR Times	PSR Times	Weighting of Turnover %
Sale of electronic & electrical appliances	10.48	2.69	0.32	57.19
Internet services	25.80	1.97	1.12	29.76
Telecommunications	16.12	1.12	0.91	13.05
Weighted average valuation multiple (derived from weighting of turnover)	15.78	2.27	0.64	
HCL on the Last Full Trading Day	N.A.	1.46	13.12	
HCL at the Cancellation Price	N.A.	2.78	25.05	

Source: Bloomberg, annual reports of the Comparable Companies

PER

According to the HCL Group's annual report for the financial year ended 30th June, 2005, a loss attributable to the Shareholders of approximately HK$4.10 million was recorded. As a result, the PER of HCL is not available for comparison with the Comparable Companies.

PBR

As illustrated in Table 8 above, the PBR of HCL of 1.46 times as at the Last Full Trading Day is lower than the weighted average PBR of 2.27 times derived for the Comparable Companies as at the Last Full Trading Day. However, the PBR of 2.78 times represented by the Cancellation Price is higher than the weighted average PBR of 2.27 times.

Furthermore, we have also reviewed the historical PBR of HCL to the weighted average PBR of the Comparable Companies. This is illustrated in Chart 2 below.

Chart 2: Historical PBR of HCL and the weighted average PBR of the Comparable Companies


Times
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Weighted average PBR of the Comparable Companies
HCL's PBR represented by the Cancellation Price
HCL's PBR
Date
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Latest Practicable Date

Source: Bloomberg, annual and interim reports and accounts of the Comparable Companies

During the review period in Chart 2 above, the daily PBR of HCL was within the range of approximately 0.92 times and approximately 2.74 times. For this corresponding period, the weighted average PBR of the Comparable Companies ranged from approximately 1.31 times to approximately 3.79 times. Chart 2 also shows that the PBR represented by the Cancellation Price of approximately 2.78 times exceeds the highest value of the PBR of HCL of approximately 2.74 times achieved within this review period.

In light of the above, we are of the view that the Cancellation Price is fair and reasonable and in the interest of the Independent Shareholders.

PSR

As illustrated in Table 8 above, the PSR of approximately 13.12 times of HCL as at the Last Full Trading Day and approximately 25.05 times represented by the Cancellation Price are significantly above the weighted average PSR of approximately 0.64 time of the Comparable Companies. Furthermore, we have also reviewed the historical PSR of HCL to the weighted average PSR of the Comparable Companies. This is illustrated in Chart 3 below.

Chart 3: Historical PSR of HCL and the weighted average PSR of the Comparable Companies


Times
30.00
25.00
20.00
15.00
10.00
5.00
0.00
HCL's PSR
HCL's PSR represented by the Cancellation Price
Weighted average PSR of the Comparable Companies
Date
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Latest Practicable Date

Source: Bloomberg, annual and interim reports and accounts of the Comparable Companies

During the above review period, the daily PSR of HCL was within the range of approximately 8.54 times and 24.75 times. For this corresponding period, the weighted average PSR of the Comparable Companies ranged from approximately 0.63 time to approximately 16.70 times. Chart 3 also shows that the historical PSR of HCL has exceeded the industry weighted average as represented by the Comparable Companies in terms of PSR during the review period. Chart 3 also shows that the PSR represented by the Cancellation Price of approximately 25.05 times exceeds the highest value of PSR of HCL of approximately 24.75 times that was achieved within this review period.

In light of the above, we are of the view that the Cancellation Price is fair and reasonable and in the interest of the Independent Shareholders.

G. **Industry overview**

(a) ***Sale of goods***

The turnover of this business sub-segment was mainly derived from the sale of electronic and electrical products. Table 9 below indicates the turnover generated from the electronic and electrical appliances retail business (the "Retailing Turnover") of the Comparable Companies principally engaged in the electronic and electrical appliances retail business (the "Retailing Comparable Companies").

Table 9: Retailing Turnover of the Retailing Comparable Companies

	2002		**2003**		**2004**	
	Retailing Turnover	**Annual growth rate**	**Retailing Turnover**	**Annual growth rate**	**Retailing Turnover**	**Annual growth rate**
	HK$'000	*%*	*HK$'000*	*%*	*HK$'000*	*%*
Artel Solutions Group Holdings Limited	2,122,190	49.98	2,202,933	3.80	1,658,830	(24.70)
AV Concept Holdings Limited	1,194,465	8.58	1,689,296	41.43	1,771,473	4.86
Digital China Holdings Limited	10,521,022	22.77	12,510,753	18.91	14,277,308	14.12
GOME Electrical Appliances Holding Limited	N.A.[1]	N.A.[1]	N.A.[1]	N.A.[1]	9,654,498	N.A.[1]
Lang Chao International Limited	390,232	193.24	548,087	40.45	635,827	16.01
S.A.S. Dragon Holdings Limited	1,359,479	24.36	1,848,307	35.96	2,407,088	30.23
SiS International Holdings Limited	3,533,078	(13.41)	3,469,364	(1.80)	2,828,800	(18.46)
VST Holdings Limited	1,634,218	(7.67)	2,209,467	35.20	2,489,257	12.66

Note 1: The figures for GOME Electrical Appliances Holdings Limited are not available for 2002 and 2003 as its electronic retail business was not listed on the Stock Exchange until July 2004.

Source: Annual reports of the Retailing Comparable Companies

As illustrated in Table 3 above, from 2003 to 2004, we note that the turnover generated from the sale of goods business sub-segment of the HCL Group increased by approximately 52.01%, which was mainly due to the expansion of iCare Hotspots from 5 to 10 during the year. We also note that the turnover generated from this business sub-segment increased by approximately 12.86% for the financial year ended 2005, which was mainly due to the expansion of iCare Hotspots from 10 to 11 during the year.

However, we note that from 2002 to 2004, the growth rates of the respective Retailing Turnover of the Retailing Comparable Companies were generally on a decreasing trend. In addition, in comparing the HCL Group's business size in terms of turnover from this sale of goods business sub-segment with the Retailing Comparable Companies, we note that the HCL Group is relatively smaller than the Retailing Comparable Companies.

In light of this, we are of the view that the HCL Group is facing competition from sizable competitors. As such, we are of the view that the HCL Group's retailing business segment is facing a challenging market environment.

(b) ***Internet services***

The HCL Group provides both broadband and narrowband Internet services mainly under the brand of "iCare".

According to the Office of the Telecommunications Authority ("OFTA"), as of May 2005, there were approximately 1.56 million registered customer accounts with broadband access (the "Broadband Accounts"), approximately 0.99 million registered customer accounts with narrowband access (the "Narrowband Accounts") and approximately 185 ISPs in Hong Kong. The trend of the number of the Broadband Accounts and Narrowband Accounts in Hong Kong from December 2002 to May 2005 is illustrated in Chart 4 and Table 10 below.

Chart 4: Number of the Broadband Accounts and Narrowband Accounts in Hong Kong


2,500,000
2,000,000
1,500,000
1,000,000
500,000
Number of Broadband Accounts
Number of Narrowband Accounts
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05

Source: OFTA

The trend in the number of ISPs in Hong Kong from December 2002 to May 2005 is illustrated in Chart 5 and Table 10 below.

Chart 5: Number of the ISPs in Hong Kong


300
250
200
150
100
50
0
Number of ISPs in Hong Kong
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05

Source: OFTA

The above statistics in Chart 4 and Chart 5 are also illustrated in Table 10 below:

Table 10: Summary of number of the Broadband Accounts, Narrowband Accounts and ISP in Hong Kong

	2002		2003		2004		Up to May 2005	
	Number of ISP	Growth rate %	Number of ISP	Growth rate %	Number of ISP	Growth rate %	Number of ISP	Growth rate %
ISP	236	(8.53)	201	(14.83)	189	(5.97)	187	(1.06)
	Number of Broadband Accounts	Growth rate %	Number of Broadband Accounts	Growth rate %	Number of Broadband Accounts	Growth rate %	Number of Broadband Accounts	Growth rate %
Broadband Accounts	989,000	58.67	1,231,000	24.47	1,484,000	20.55	1,557,000	4.92
	Number of Narrowband Accounts	Growth rate %	Number of Narrowband Accounts	Growth rate %	Number of Narrowband Accounts	Growth rate %	Number of Narrowband Accounts	Growth rate %
Narrowband Accounts	1,372,000	(32.02)	1,084,000	(20.99)	1,004,000	(7.38)	987,000	(1.69)

Source: OFTA

As illustrated in Table 10 above, the number of ISPs has been on a decreasing trend from 2002 to 2004. In addition, the growth rate in Broadband Accounts experienced decreasing growth rates and the growth rate in Narrowband Accounts experienced negative growth rates from 2002 to 2004. Furthermore, according to a research by Geneva-based International Telecommunication Union, Hong Kong is ranked number two in the world for broadband penetration.

In light of the above, we are of the view that: (i) Hong Kong is approaching to become a mature market with decreasing growth rate for broadband Internet services; and (ii) as the Narrowband Accounts have experienced continuous negative growth since 2002, the market of narrowband Internet services is diminishing and is being replaced by broadband Internet services. The trend of subscriptions for the Broadband Accounts and the Narrowband Accounts indicate that the Hong Kong Internet market is dominated by broadband services. As such, we have mainly focused our analysis on the broadband operation of the HCL Group.

Table 11 below indicates the market share of the broadband service providers in Hong Kong.

Table 11: Market share of the broadband service providers in Hong Kong

	2004 Number of Broadband Accounts	Market share %
PCCW Limited	733,700	49.44
i-Cable Communications Limited	291,000	19.61
City Telecom (H.K.) Limited	203,000	13.68
Hutchison Global Communications Limited	175,000	11.79
Others	81,300	5.48
Industry	**1,484,000**	**100.00**

Source: OFTA, annual / interim reports of relevant companies

Table 11 above indicates that the broadband market is dominated by a few ISPs, e.g. in 2004, PCCW Limited ("PCCW") captured approximately half of the market and Hutchison Global Communications Limited ("HGC"), City Telecom (H.K.) Limited ("CTI") and i-Cable Communication Limited ("i-Cable") together have approximately 45% market share. Although the Broadband Accounts of the HCL Group is not available in its annual report, the HCL Group's Broadband Accounts are less than 81,300 or less than approximately 5.5% of the broadband market. In light of this, the HCL Group's broadband ISP business is significantly smaller than the other ISPs'.

Table 12 below indicates the growth rate of Broadband Accounts of broadband service providers in Hong Kong.

Table 12: Growth rate of Broadband Accounts of the broadband service providers in Hong Kong

	Annual growth rate		
	2002	**2003**	**2004**
	%	%	%
PCCW Limited	52.99	12.02	17.20
Hutchison Global Communications Limited	N/A[1]	28.34	19.86
i-Cable Communications Limited	41.25	4.45	10.65
City Telecom (H.K.) Limited	N/A[1]	7.27	3.05
Industry	**58.67**	**11.15**	**12.05**

Note 1: Data not available in the annual / interim reports of the respective companies.

Source: OFTA, annual / interim reports of relevant companies

Table 12 above indicates that Broadband Accounts of the broadband industry has recorded a growth rate of approximately 59%, approximately 11% and approximately 12% respectively from 2002 to 2004. In light of the above, we are of the view that the broadband industry has experienced a decreasing growth rate from 2002 to 2004.

(c) ***IDD service industry***

The HCL Group's telecommunications business sub-segment principally provides IDD services through the operation of iCare1608. Table 13 below illustrates the turnover from the provision of IDD service (the "IDD Turnover") of several listed IDD service providers (the "IDD Comparables") in Hong Kong:

Table 13: IDD Turnover trends of IDD Comparables in Hong Kong

	2002		2003		2004	
	IDD turnover	Annual growth rate	IDD turnover	Annual growth rate	IDD turnover	Annual Growth rate
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*
PCCW Limited	3,557.00	(21.20)	2,970.00	(16.50)	2,385.00	(19.70)
City Telecom (H.K.) Limited	917.00	5.77	891.00	(2.84)	634.00	(28.84)
China Motion Telecom International Limited	427.70	151.00	522.90	22.26	577.40	10.42
Wharf T&T Limited	284.00	(6.00)	253.00	(10.92)	206.00	(18.58)

Source: Annual reports of relevant companies

Table 13 also illustrates that the IDD Comparables (except for China Motion) have recorded continuing negative growth rate from 2002 to 2004. We also note that, as illustrated in Table 3 above, the HCL Group's IDD Turnover recorded negative annual growth rate of approximately 11.31% and 29.68% in 2004 and 2005 respectively. In light of the above, we are of the view that the major IDD service providers (except for China Motion), including the HCL Group, have been experiencing a difficult market environment.

Table 3 and Table 13 above also illustrates that the HCL Group's IDD Turnover is significantly lower than the IDD Comparables. The HCL Group's IDD Turnover in 2005 is equivalent to approximately 0.43% of that of PCCW in 2004 and approximately 1.63% of that of CTI in 2004. In light of this, we are of the view that the HCL Group's telecommunications business sub-segment is experiencing fierce competition from other sizable competitors.

H. Precedent Proposals

In assessing whether the level of the Cancellation Price is fair and reasonable, we have also reviewed and identified a total of 13 privatisations and general offers (the "Precedent Proposals") which were: (i) announced since 1st January, 2003 and up to and including the Last Full Trading Day for companies listed on the main board of the Stock Exchange or GEM; and (ii) the intention of which is for an eventual delisting of the company. In our analysis, we could not identify any Precedent Proposals of companies, the business nature of which is in line with HCL Group. Summarised in the table below are the key statistics of the Precedent Proposals:

Table 14: Key statistics of the Precedent Proposals

Company	Principal activities	Offer price HK$	Date of announcement of Precedent Proposals	Premium to average closing share price % Last Full Trading Day	30 trading days	90 trading days	Adjusted consolidated net tangible asset value per share of Precedent Proposals HK$	Premium/ (discount) of offer price to adjusted consolidated net tangible asset value per share %
eSun Holdings Limited	Hotel management, media and entertainment	0.28	19th February, 2003	27.27	30.58	5.02	3.26	(91.41)
Kerry Properties Limited	Property investment and development	9.50	23rd April, 2003	58.33	48.67	51.06	15.77	(39.76)
Top Glory International Holdings Limited	Property investment and development	0.74	3rd May, 2003	72.09	74.46	73.66	1.34	(44.78)
Oxford Properties & Finance Limited	Property investment and development	15.00	21st May, 2003	59.57	70.84	90.40	11.49	30.55
SIIC Medical Science and Technology (Group) Limited	Manufacturing, sales and distribution	2.15	21st May, 2003	14.97	24.28	35.22	1.22	76.23
Pacific Concord Holding Limited	Manufacturing	0.65	26th May, 2003	51.16	60.89	46.40	1.83	(64.48)
iLink Holdings Limited	Operation of data centres	0.035	20th August, 2003	75.00	66.67	52.17	0.038	(7.90)
Chevalier Construction Holdings Limited	Construction services and maintenance	0.25	31st October, 2003	16.28	23.76	58.23	0.32	(21.88)
Alpha General (Holdings) Limited	Provision of electrical appliances	0.70	13th October, 2004	125.81	133.33	125.81	1.32	(46.97)
The Kwong Sang Hong International Limited	Property trading and leasing	1.25	4th November, 2004	5.04	36.17	64.04	1.83	(31.69)
Sinopec Beijing Yanhua Petrochemical Company Limited	Petrochemical business	3.80	29th December, 2004	10.95	23.88	28.98	1.82	108.79
Hutchison Global Communications Holdings Limited	Telecommunications services	0.65	3rd May, 2005	36.84	43.33	44.55	0.034[1]	1,797.81
Henderson China Holdings Limited	Property investment and development	8.00	19th May, 2005	66.67	64.27	68.42	12.51	(36.05)
Precedent Proposals Average				**47.69**	**53.93**	**57.23**		**125.27**
HCL Proposal		**0.42**	**16th August, 2005**	**90.91**	**110.00**	**110.00**	**0.15[2]**	**180.00**

Note 1: Net asset value is applied as adjusted consolidated net tangible asset value ("Adjusted NTAV") has not been released for the transaction

Note 2: Net asset value is applied as no Adjusted NTAV has been prepared

Source: *Bloomberg, announcements and offer documents of the above Precedent Proposals*

As illustrated in Table 14 above, the premiums as represented by the average cancellation/offer prices offered by the Precedent Proposals to the average closing prices of the shares: (i) on the Last Full Trading Day; (ii) for the 30 trading days; and (iii) 90 trading days prior to and including the Last Full Trading Day of the Precedent Proposals, were approximately 47.69%, 53.93% and 57.23% respectively. The premiums as represented by the Cancellation Price over the price of the Shares for the corresponding periods of comparison were approximately 90.91%, 110.00% and 110.00% respectively, which are significantly higher than the average premiums offered by the Precedent Proposals.

As illustrated in Table 14 above, we note that the average cancellation/offer prices offered by the Precedent Proposals represent a premium of approximately 125.27% over the Adjusted NTAV per share. The premium of approximately 180.00% over the consolidated net asset value per Share as at 30th June, 2005 of HK$0.15 as represented by the Cancellation Price is higher than the average premium to Adjusted NTAV per share as represented by the average cancellation/offer price of the Precedent Proposals.

In light of the above, we are of the view that the Cancellation Price as compared to the relevant comparable parameters of the Precedent Proposals is fair and reasonable and in the interests of the Independent Shareholders.

I. **Prospect of an alternative offer**

In formulating our recommendation relating to the terms of the Proposal and to give our independent financial advice to the Independent Director, we have also considered other alternatives for the proposed privatisation of HCL, among others, liquidating HCL Group by selling its entire assets and returning the proceeds to the Shareholders. Based on our discussions with the Board, the Board has considered this alternative but is of the view that this alternative may not be in the best interest of the Scheme Shareholders.

In our review, according to HCL Group's annual report for the financial year ended 30th June, 2005, HCL Group's total assets principally comprised: (i) bank deposits and cash; (ii) fixed assets; and (iii) held-to-maturity securities. A breakdown of HCL Group's total assets as at 30th June, 2005 is set out in Table 15 below:

Table 15: Breakdown of HCL Group's total assets

	As at 30th June, 2005	Percentage to HCL Group's total assets
	HK$'000	%
Bank deposits and cash	674,522	88.00
Fixed assets	59,785	7.80
Listed held-to-maturity securities	11,465	1.50
	745,772	97.30
Others	20,679	2.70
Total	766,451	100.00

Source: Annual report of the HCL Group for the financial year ended 30th June, 2005

From Table 15 above, the bank deposits and cash accounted for approximately 88.00% of the total assets of HCL Group as at 30th June, 2005. Notwithstanding the fact that HCL Group might face potential difficulties in seeking suitable buyers for the remaining assets of HCL Group, even if the remaining assets of HCL Group were sold at their book value, the net proceeds that may be returned to the Shareholders subsequent to the liquidation of all the assets of HCL Group and after settlement of all outstanding liabilities will only be approximately equivalent to the consolidated net asset value per Share of HK$0.15 as at 30th June, 2005. This is significantly lower than the Cancellation Price of HK$0.42 per Share. Therefore, we concur with the view of the Board that this alternative may not be in the best interest of the Scheme Shareholders. In light of this, we are of the view that the Proposal is a more beneficial alternative as compared to other alternatives.

Furthermore, HCL is approximately 84.72% held by the Offeror Group as at the Latest Practicable Date, and as stated in the Explanatory Memorandum, the Offeror does not have any intention to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HCL. Consequently, the Independent Shareholders should note that, without the support of the Offeror Group, it is unlikely that there will be a third party offer or proposal for the Scheme Shares. Therefore, if the Proposal lapses, the price of the Shares may return to its historical trading level and trading volume. Therefore, the Proposal is, in our view, an opportunity for the Scheme Shareholders to realise their investment in the Shares at a premium, regardless of the shareholding size to be realised. The Proposal and its terms are, therefore, in the interest of the Independent Shareholders.

J. **Fund raising ability of the Company**

As stated in the letter from the Board, the directors of HIL and HKCG believe that HCL's ability to raise funds from the public equity markets is currently limited due to low liquidity of Shares and any significant improvement in this regard in the foreseeable future is unlikely. Consequently, the directors of HIL and HKCG consider that the costs and management resources associated with the maintenance of HCL's listing on GEM and its publicly listed status, which are needed in order to access the public equity capital market are no longer warranted.

Table 16 below sets out the average amount of post-listing funds raised per GEM company from 2002 to 2004:

Table 16: Trend of post-listing fund raising per GEM company

	2002		2003		2004	
	Amount	Annual growth rate	Amount	Annual growth rate	Amount	Annual growth rate
	HK$ million	%	*HK$ million*	%	*HK$ million*	%
Total post-listing funds raised by GEM companies	2,089.59	21.51	2,569.01	22.94	2,585.58	0.64
Total number of companies listed on GEM	166	49.55	185	11.45	204	10.27
Average amount of post-listing funds raised per GEM company	12.59	(18.75)	13.89	10.32	12.67	(8.78)

Source: The Stock Exchange of Hong Kong Limited

Table 16 above indicates that from 2002 to 2004:

(i) although the total post-listing funds raised by GEM companies have increased from approximately HK$2,090 million to approximately HK$2,586 million, the annual growth rate in 2004 was merely 0.64%;

(ii) the number of companies listed on GEM experienced continued growth from 2002 to 2004. However, the annual growth rates during this corresponding period was decreasing from 49.55% to 10.27%; and

(iii) the average amount of funds raised per GEM company from 2002 to 2004 amounted to approximately HK$13 million to approximately HK$14 million. In 2004, the average amount of post-listing funds raised per GEM company decreased by approximately 8.78% compared with that of 2003.

In light of the above, we concur with the directors of HIL and HKCG that, as a GEM company, HCL's ability to raise funds from the public equity market is currently limited.

CONCLUSIONS AND RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

- the financial performance of the HCL Group for the preceding three financial years;
- no dividend paid out by HCL for the preceding three financial years;
- the low trading volume of the Shares;
- the Proposal providing a cash exit and an opportunity for all Scheme Shareholders to realise their investments in HCL at a premium over the closing price of the Shares over the three years before the Last Full Trading Day;
- the Cancellation Price represents approximately 2.78 times the PBR as at the Last Full Trading Day and this being the highest PBR achieved during the last three years;
- the Cancellation Price represents approximately 25.05 times the PSR as at the Last Full Trading Day and this being the highest PSR achieved during the last three years;
- the major businesses of the Group, namely sale of goods, Internet services and telecommunications services are all experiencing challenging market environments;
- the absence of an alternative offer which is unlikely to be successful without the approval or support of the Offeror Group; and
- the ability of HCL to raise additional equity funds from the public equity market is currently limited.

Having considered the above, we consider the terms of the Proposal, in particular the Cancellation Price, are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Director to advise the Independent Shareholders to vote in favour of the relevant resolutions which will be proposed at the respective Court Meeting and Extraordinary General Meeting to approve the Proposal and the Scheme.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

SCHEME OF ARRANGEMENT FOR THE CANCELLATION OF THE SCHEME SHARES AND THE PAYMENT OF THE CANCELLATION PRICE

INTRODUCTION

It was announced on 16th August, 2005 that the Offeror Group had on 15th August, 2005 jointly requested the Board to put forward the Proposal to the Scheme Shareholders for consideration.

The purpose of this Explanatory Memorandum is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Shareholders other relevant information.

A letter from the Board is set out on pages 10 to 21 of this document. A letter from the Independent Director, together with a letter from Platinum to the Independent Director, in connection with the Proposal are set out on pages 22 to 53 of this document. The terms of the Scheme are set out on pages 121 to 127 of this document.

SUMMARY OF THE PROPOSAL

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve the cancellation and extinguishment of the Scheme Shares and a reduction of the issued share capital of HCL under the Companies Law. Accordingly, HCL will be indirectly owned by HIL as to approximately 78.69% (and thus will remain an indirect non-wholly owned subsidiary of HIL) and by HKCG as to approximately 21.31%. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the Scheme Shareholders whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price of HK$0.42 in cash for each Scheme Share held. The Cancellation Price per Scheme Share will not be increased, and the Offeror Group does not reserve the right to do so.

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous rights to which the Offeror Group may otherwise be, or claim to be, entitled against any Scheme Shareholders.

As at the Latest Practicable Date, there were no outstanding options, derivatives, warrants or convertible securities issued by HCL. On the bases of the Cancellation Price and of a total of 764,086,384 Scheme Shares and 4,235,913,616 Shares held by the Controlling Parties as at the Latest Practicable Date, the entire issued share capital of HCL is valued at approximately HK$2,100 million under the Proposal. The amount of cash required for the payment of the Cancellation Price is approximately HK$320.92 million, of which approximately HK$252.53 million will be payable by HIL and approximately HK$68.39 million will be payable by HKCG. Each of HIL and HKCG has stated their respective intentions to finance the cash required for the payment of the Cancellation Price from internal resources and/or bank borrowings. The HIL Group has a loan facility granted by

The Hongkong and Shanghai Banking Corporation Limited of which an amount of HK$253 million is available to the HIL Group for use under the said facility. The payment of interest on, and repayment of or security for, the loan facility will not depend to any significant extent on the business of HCL.

HSBC and CLSA, the Offeror Group's joint financial advisers, are satisfied that sufficient financial resources are available to each of HIL and HKCG for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on HCL and all Shareholders subject to the fulfillment or waiver (as applicable) of the following Conditions:

(a) the approval of the Scheme by a majority in number representing 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting, provided that:

  (i) the Scheme is approved (by way of poll) by Independent Shareholders present and voting either in person or by proxy at the Court Meeting holding not less than three-fourths in nominal value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting; and

  (ii) the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the reduction of the share capital of HCL as a result of the Scheme by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at a general meeting of HCL;

(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of HCL, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of HCL;

(e) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of HCL being obtained; and

(h) if required, the obtaining by HIL and HKCG of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

In respect of Condition (a) above, according to the ruling granted by the Executive on 16th August, 2005, any votes actually known to HIL, HKCG or HCL attached to the Shares held by directors (together with their close relatives, related trusts and companies controlled by any of them) of subsidiaries and fellow subsidiaries of HIL and HKCG will not be counted for the purpose of Rule 2.10 of the Takeovers Code. Any votes attaching to the Shares held by directors (together with their close relatives, related trusts and companies controlled by any of them) of HIL, HKCG or HCL will also not be counted for the purpose of Rule 2.10 of the Takeovers Code.

The Offeror Group reserves the right to waive conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Conditions (a) to (d) cannot be waived in any event. All of the above Conditions will have to be fulfilled or waived, as applicable, on or before 28th February, 2006 (or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow), failing which the Scheme will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Thursday, 8th December, 2005. Further press announcements and also an announcement published on the GEM website will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Grand Court, the Effective Date and the date of the withdrawal of the listing of the Shares on GEM.

The Scheme will lapse if it does not become effective on or before 28th Feburary, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcements and also by announcement published on the GEM website.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price represents:

- a premium of approximately 90.91% over the closing price of HK$0.22 per Share as quoted on GEM on 11th August, 2005 (being the last full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement);
- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 10 trading days up to and including 11th August, 2005;
- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 30 trading days up to and including 11th August, 2005;
- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 60 trading days up to and including 11th August, 2005;
- a premium of approximately 100.00% over the average closing price of approximately HK$0.21 per Share based on the daily closing prices as quoted on GEM over the 180 trading days up to and including 11th August, 2005; and
- a premium of approximately 2.44% over the closing price of approximately HK$0.41 per Share as quoted on GEM as at the Latest Practicable Date.

Historical share price information on the Shares is set out in Section 2 of Appendix II to this document.

Net Assets

As at 30th June, 2005, the audited consolidated net assets of the HCL Group amounted to approximately HK$755.9 million (2004:HK$760.0 million) or approximately HK$0.15 (2004:HK$0.15) per Share. The Cancellation Price represents:

- a premium of approximately 180.00% over the audited consolidated net asset value per Share of approximately HK$0.15 as at 30th June, 2004; and
- a premium of approximately 180.00% over the audited consolidated net asset value per Share of approximately HK$0.15 as at 30th June, 2005.

Earnings

The HCL Group's audited consolidated loss attributable to the Shareholders for the year ended 30th June, 2005 was approximately HK$4.1 million, representing a loss per Share of approximately HK$0.0008. The HCL Group's audited consolidated loss attributable to the Shareholders in respect of the previous financial year ended 30th June, 2004 was approximately HK$17.8 million which was equivalent to a loss per Share of approximately HK$0.0036.

Dividend Yield

HCL has not declared any dividends since the listing of the Shares on GEM.

REASONS FOR AND BENEFITS OF THE PROPOSAL

For Scheme Shareholders

The trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the 6 months up to and including 11th August, 2005 (being the last full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement) of approximately 55,884 Shares was approximately 0.01% of the free float of the Shares trading on GEM. Given the low liquidity of the Shares traded on GEM, the respective directors of HIL and HKCG are of the opinion that there is currently limited exit potential for the Scheme Shareholders.

Since HIL and HKCG already owned approximately 84.72% of HCL as at the Latest Practicable Date, the directors of HIL and HKCG believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of HIL and HKCG.

As the Cancellation Price represents a premium of approximately 110.00% over the 10-day, 30-day and 60-day approximate average closing price per Share as detailed above, and a premium of approximately 180.00% over the audited consolidated net asset value per Share of approximately HK$0.15 as at 30th June, 2005, the directors of HIL and HKCG believe that the Proposal will provide an opportunity for all Scheme Shareholders to realise their investments in HCL at a price significantly above the prevailing market price of the Shares and at a significant premium to the net asset value attributable to each Share.

For HIL

Given the low liquidity of the Shares, the directors of HIL believe that HCL's ability to raise funds from the public equity markets is currently limited and any significant improvement in this regard in the foreseeable future is unlikely. Consequently, the directors of HIL consider that the costs and management resources associated with the maintenance of HCL's listing on GEM and its publicly listed status, which are needed in order to access the public equity capital markets, are no longer warranted.

HIL is also aware of the uncertain outlook for the existing businesses of HCL. The Internet, telecommunications and high technology industries are fast changing and subject to intense competition. HIL accordingly considers that the Proposal is in the interests of HIL and its shareholders as it will bring about more flexibility to take the businesses of HCL forward in an efficient and sustainable manner.

For HKCG

Given the low liquidity of the Shares, the directors of HKCG believe that HCL's ability to raise funds from the public equity markets is currently limited and any significant improvement in this regard in the foreseeable future is unlikely. Consequently, the directors of HKCG consider that the costs and management resources associated with the maintenance of HCL's listing on GEM and its publicly listed status, which are needed in order to access the public equity capital markets, are no longer warranted.

HKCG is also aware of the uncertain outlook for the existing businesses of HCL. The Internet, telecommunications and high technology industries are fast changing and subject to intense competition. HKCG accordingly considers that the Proposal is in the interests of HKCG and its shareholders as it will bring about more flexibility to take the businesses of HCL forward in an efficient and sustainable manner.

The directors of HCL have been informed by the board of directors of the Offeror Group that the Cancellation Price was arrived at on an arm's length and commercial basis after taking into account the figures referred to in the sections headed "Financial Effects of the Proposal — Share Price" and "Financial Effects of the Proposal — Net Assets" of this Explanatory Memorandum and with reference to other privatisation transactions in the past few years.

INFORMATION RELATING TO THE HCL GROUP

History

HCL was incorporated in the Cayman Islands with limited liability, and the Shares have been listed on GEM since 14th July, 2000. HCL is an investment holding company and the principal business activities of its subsidiaries are Internet services, telecommunications services, merchandising services, data centre services, intelligent building services and information technology investments.

Upon the Scheme becoming effective, HCL will be indirectly owned by HIL as to approximately 78.69% (and thus will remain an indirect non-wholly owned subsidiary of HIL) and by HKCG as to approximately 21.31%.

HCL Shareholding Structure


HIL Group
2,072,571,545 shares
(37.19%)
3,333,213,616 Shares
(66.67%)
HKCG Group
HCL
902,700,000 Shares
(18.05%)

Business

An analysis of the HCL Group's turnover and operating loss for each of the two years ended 30th June, 2004 and 30th June, 2005 by reference to its activities is set out below:

	Year ended 30th June,			
	2005		2004	
	Turnover	Operating loss	Turnover	Operating loss
	HK$ '000	*HK$ '000*	*HK$ '000*	*HK$ '000*
Retailing	79,090	(8,468)	83,297	(14,128)
Business services	2,693	(7,856)	2,289	(12,358)
Building system services	2,059	(1,423)	1,755	(1,598)
Inter-segment elimination	—	134	—	—
	83,842	(17,613)	87,341	(28,084)
Interest income	—	15,433	—	6,885
Others	—	(1,897)	—	796
	83,842	(4,077)	87,341	(20,403)

The main focus of the HCL Group during the financial year ended 30th June, 2005 was to further implement its strategies in the Internet services, data centre, high technology and network infrastructure businesses. In light of intense competition faced by the businesses of the HCL Group, the HCL Group in refining its strategies sought to reduce expenses and preserve resources wherever possible.

The HCL Group conducts its businesses through several principal subsidiaries: Internet access services, international direct dialing ("IDD") services and e-Commerce and merchandising services through iCare.com Limited ("iCare"), data centre services through Henderson Data Centre Limited ("HDC") and intelligent building services through Future Home Limited ("Future Home"). Further details are set out below:

iCare

Internet Access Services:

During the financial year ended 30th June, 2005, acquisition and retention of Internet Service Provider ("ISP") users (both broadband & narrowband) continued with the support of the marketing and promotional activities such as the introduction and promotion of attractive pricing service plans with various contracts via magazine advertising, HKCG bill inserts reaching 1.5 million households, Point of Purchase ("POP") programs at Towngas Customer Centres and iCare Hotspots and online advertisements; and channel partner program with partners such as Cathay Pacific Hong Kong, BEA Credit Card, HKedCity, and Salvation Army to boost customers.

The on-going retention program continued via telemarketing to minimise churn and up-selling programs were adopted to upgrade narrowband ISP customers and Internet Content Provider ("ICP") users to broadband service. During the year, a new value-added service, the Fixed IP Address Service, was launched.

IDD Services:

Despite on-going fierce market competition, the number of registered iCare1608 IDD telephone lines reached 358,000 as at 30th June, 2005. Usage was stimulated by a series of marketing and promotion activities, including a broad-based promotion via HKCG bill inserts, offering special rate for selected destinations such as Macau and Thailand to increase acquisition and stimulate usage, and supported by POP program at Towngas Customer Centres and iCare Hotspots and online advertisement; on-going retention and reactivation program for Asian countries, China, US, Canada, Australia and UK to retain and reactivate customers; and adopting channel partner programs with partners such as Cathay Pacific Hong Kong and BEA Credit Card to acquire customers and stimulate usage in selected countries.

e-Commerce and Merchandising Services:

During the financial year ended 30th June, 2005, iCare cooperated with Henderson Club, a newly established community with target customers who are residents of properties managed by the HLD Group, to promote and sell specially offered merchandise from iCare to members of Henderson Club via their regular newsletter and also continuously promoting iCare through HKCG bill inserts.

The number of iCare Hotspots increased to a total of 11 during the financial year ended 30th June, 2005, with 4 shops in Kowloon, 3 on Hong Kong Island and 4 in the New Territories (there was also continuous utilisation of other effective sales channels such as the iCare shopping website and customer service hotline during the year). Customers can purchase and obtain after-sales services through the iCare portal, customer hotline and iCare Hotspots to experience a "click and mortar" shopping approach resulting in satisfactory promotion of iCare merchandise as reflected from growth in customer loyalty.

Products such as Compaq Presario personal computers, Hitachi and Midea air conditioners, Samsung and Hitachi refrigerators, Sony Wega TV sets, Nikon digital cameras, MP3 players, mobile phones, air coolers, air heaters, water filtered vacuum cleaners, clothes steamers, steam cleaning devices, slimming belts, facial ionizers, foot and body massagers, massage chairs, wireless phones, home exercise appliances like the magnetic bicycle were sold during the year.

The membership base of iCare's frequent shopper club, iCare Club, grew to over 55,000 by the end of June 2005, aided by several loyalty promotion activities such as sending out cash coupons to members during Christmas and New Year, promoting a lucky draw for member shoppers and offering free gifts with member purchases.

Subscribers and Revenue:

iCare Internet-on-TV Set-Top Box ("STB") subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to over 451,000 by the end of June 2005.

Total revenue for the financial year ended 30th June, 2005 was HK$79.3 million. In comparison, the total revenue for the prior financial year was HK$83.6 million.

Henderson Data Centre ("HDC")

During the financial year ended 30th June, 2005, HDC continued to focus on cost management and efficiency improvement, including the Energy Saving Project to obtain significant savings on electricity expense. HDC also continued to acquire more customers for data centre services.

New services, including the System Integration Service and Anti-Spam Email Service were launched. There was continued offering of the Internet Transit Service and HDC commenced a feasibility study on the Intelligent Home Service. HDC also joined Microsoft's partnership program as a registered member.

Total revenue for the financial year ended 30th June, 2005 was HK$3.8 million. In comparison, the total revenue for the prior financial year was HK$2.6 million.

Future Home

During the financial year ended 30th June, 2005, Future Home continued development of the idHOME System which includes Property Management System, Customer Relationship Management System, Facilities Booking System and information broadcast through TV for one of the HLD Group estates managed by Well Born Real Estate Management Limited. Future Home also continued the development of the Contract Management System and Asset Management System for Well Born Real Estate Management Limited and network design and server enhancement for one of the HLD Group estates managed by Well Born Real Estate Management Limited.

Throughout the year, there was on-going evaluation on hardware component of Home Automation System, Access Control System and Car Park Management System. Future Home was also able to obtain new maintenance contracts of the Car Park Management System for the HLD Group estates.

Total revenue for the financial year ended 30th June, 2005 was HK$2.1 million. In comparison, the total revenue for the prior financial year was HK$1.8 million.

IT Investments

The HCL Group reviewed a number of information technology opportunities during the financial year ended 30th June, 2005 but did not proceed with any investments.

Financial Information

A summary of the audited consolidated results of the HCL Group for each of the two financial years ended 30th June, 2004 and 2005 is set out below:

	Year ended 30th June,	
	2005	**2004**
	HK$'000	*HK$'000*
Turnover	83,842	87,341
Loss from operations	(4,077)	(20,403)
Loss before taxation	(4,096)	(19,115)
Loss after taxation but before minority interests	(4,096)	(19,115)
Loss attributable to the Shareholders	(4,096)	(17,818)
Loss per Share	(HK$0.0008)	(HK$0.0036)

Net assets

The audited consolidated net assets of the HCL Group as at 30th June, 2005 was approximately HK$755.9 million, equivalent to approximately HK$0.15 per Share.

Dividends

HCL has not declared any dividends since the listing of the Shares on GEM.

Liquidity and financial resources

As at 30th June, 2005, the HCL Group had total cash and bank deposits of approximately HK$674.5 million and working capital of approximately HK$677.1 million, each representing approximately 90% of the consolidated net assets of the HCL Group as at such date. Apart from a bank overdraft balance of approximately HK$0.2 million, the HCL Group had no borrowings as at 30th June, 2005.

FUTURE INTENTIONS

The Offeror Group does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HCL, nor does it intend to discontinue any of the HCL Group's businesses following the implementation of the Proposal. The Offeror Group has no intention of discontinuing HCL's businesses upon the privatisation of HCL.

The directors of HCL have confirmed that, upon the privatisation of HCL, they do not intend to make any significant changes to the existing businesses in the near future, other than in the ordinary course of business.

Whether or not the Proposal is implemented, the directors of HCL do not have any intention to make any significant changes to the existing businesses, employment of the staff of the HCL Group or any significant redeployment of its fixed assets.

The listing of the Shares on GEM will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES, THE EXCLUDED PARTIES AND THE DIRECTORS OF HCL

As at the Latest Practicable Date, the Controlling Parties were beneficially interested in an aggregate of 4,235,913,616 Shares, representing approximately 84.72% of the issued share capital of HCL. Such Shares, by reason of the fact that the Controlling Parties are respective indirect wholly-owned subsidiaries of HIL and HKCG (the Offeror Group), will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition restricting the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have also indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the relevant reduction of the share capital of HCL as a result of the Scheme.

In view of the interests of the Offeror Group in the Proposal and the direct or indirect relationships between the Excluded Parties and the Offeror Group as explained in the following paragraph, all of the 59,420,173 Shares of the Excluded Parties (representing approximately 1.19% of the issued share capital of HCL) will not be represented or voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with the Offeror Group under the Takeovers Code. These Shares do however form part of the Scheme Shares. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting (other than Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun who confirmed, in seeking ruling from the Executive that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal, that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal).

As at the Latest Practicable Date, Banshing, Covite, Markshing, Gainwise and Darnman all being indirect wholly-owned subsidiaries of HLD (a controlling shareholder of HIL), together beneficially owned an aggregate of 9,054,403 Shares, representing in aggregate approximately 0.18% of the issued share capital of HCL; Dr. Lee Shau Kee, a director of HLD, HIL, HKCG and HCL, was the beneficial owner of 173,898 Shares, representing approximately 0.01% of the issued share capital of HCL and in addition, by virtue of the SFO, he was taken to be interested in the 3,333,213,616 Shares and the 902,700,000 Shares respectively owned by the Controlling Parties, and the Shares owned by Banshing, Covite, Markshing, Gainwise, Darnman and Fu Sang respectively; Fu Sang was 100% owned by a unit trust in which Dr. Lee Shau Kee was taken to be interested by virtue of the SFO and was the beneficial owner of 28,075 Shares, representing less than 0.01% of the issued share capital of HCL; Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man were directors of HLD and HIL and also the beneficial owners of 5,383 Shares, five Shares and 33 Shares respectively, representing in aggregate less than 0.01% of the issued share capital of HCL; The Hon. Lo Tak Shing and Mr. Leung Sing were directors of HLD and also beneficial owners of 2,021 Shares and 750 Shares respectively, representing in aggregate less than 0.01% of the issued share capital of HCL; and members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code held on a proprietary basis or had discretionary management authority over 50,155,605 Shares representing approximately 1.00% of the issued share capital of HCL. In the circumstances, all of these parties, who are "Excluded Parties", are presumed to be parties acting in concert with the Offeror Group under the Takeovers Code because of their direct or indirect relationship with the Offeror Group.

As at the Latest Practicable Date, neither CLSA nor any of its group companies which were deemed to be acting in concert with the Offeror Group under the Takeovers Code owned any Shares.

Further information in respect of the interests of the directors of HCL, whether as such directors, Excluded Parties or Shareholders or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other Scheme Shareholders, are set out under Section 3 headed "Disclosure of Interests" in Appendix II to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

HCL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on GEM pursuant to Rule 9.23(2) of the GEM Listing Rules immediately following the Effective Date, which is expected to take place on Thursday, 8th December, 2005. In such an event, the listing of the Shares on GEM is expected to be withdrawn on Monday, 12th December, 2005.

The Scheme Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the Shares on GEM become effective by press announcements and also by an announcement published on the GEM website.

If the Scheme is not approved or withdrawn or lapses, the listing of the Shares on GEM will be maintained.

REGISTRATION AND PAYMENT

It is proposed to close the Register immediately after 4:00 p.m. on Wednesday, 7th December, 2005, or such other date as may be notified to the Scheme Shareholders by press announcements and also by an announcement published on the GEM website, in order to establish entitlements to the Cancellation Price under the Scheme. The Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.

Assuming that the Scheme becomes effective on Thursday, 8th December, 2005, cheques for the Cancellation Price will be sent to the Scheme Shareholders whose names appear on the Register at the Record Time, such cheques are expected to be despatched to the Scheme Shareholders on or before Saturday, 17th December, 2005 and in any event within ten days from the Effective Date. As provided in the Scheme, on or after the day being six calendar months after the posting of such cheques, the Offeror Group shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in HIL's name with a licensed bank in Hong Kong selected by HIL. HIL shall hold such monies on trust for those entitled under the terms of the Scheme until the expiry of six years from the Effective Date and shall, prior to such date, make payments thereout of the sums in accordance with Clause 4(e) of the Scheme to persons who satisfy HIL that they are respectively entitled thereto and that the cheques of which they are payees have not been cashed. On the expiry of six years from the Effective Date, the Offeror Group shall be released from any further obligation to make any payments under the Scheme and HIL shall

thereafter transfer to the Offeror Group the balance (if any), as to approximately 78.69% to HIL and as to approximately 21.31% to HKCG, of the sums then standing to the credit of the deposit account in its name subject, if applicable, to the deduction of any interest or withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

In the absence of any specific instructions to the contrary received in writing by HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, cheques will be sent to the persons whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint Scheme Shareholders, to the registered address of that joint holder whose name stands first in the Register in respect of the joint holding. All such cheques will be sent at the risk of the persons entitled thereto and neither the Offeror Group nor HCL will be liable for any loss or delay in transmission.

OVERSEAS SCHEME SHAREHOLDERS

In so far as those Scheme Shareholders not resident in Hong Kong are concerned, they may be subject to the laws of the jurisdictions in which they reside. Such Scheme Shareholders should inform themselves of and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Scheme Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental approval, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

TAXATION

The Scheme Shareholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Price would make such Scheme Shareholders liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

In accordance with the direction of the Grand Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). In so far as the sanction of the Scheme by the Grand Court is concerned, such a resolution will be deemed to have been passed (by way of poll) if a majority in number representing 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the Shares of the Independent Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast (by

way of poll) against the resolution at the Court Meeting is not more than 10% in value of all the Shares held by all of the Independent Shareholders. Based on 704,666,211 Shares held by the Independent Shareholders as at the Latest Practicable Date, 10% of such Shares amounted to 70,466,621 Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting has been convened for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the reduction of the issued share capital of HCL as a result of the Scheme. The special resolution will be passed provided that it is approved by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Extraordinary General Meeting.

As at the Latest Practicable Date, the Controlling Parties were beneficially interested in an aggregate of 4,235,913,616 Shares, representing approximately 84.72% of the issued share capital of HCL. Such Shares, by reason of the fact that the Controlling Parties are respective indirect wholly-owned subsidiaries of HIL and HKCG (the Offeror Group), will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition restricting the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the reduction of the issued share capital of HCL as a result of the Scheme.

In addition, the Excluded Parties, who as at the Latest Practicable Date were collectively beneficially interested in 59,420,173 Shares representing approximately 1.19% of the issued share capital of HCL, and their nominees in whose names some of the Shares in which they were beneficially interested were registered will not, for the reasons already explained above, attend and vote at the Court Meeting in person or by proxy in their capacity as Scheme Shareholders. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting (other than Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun who confirmed, in seeking ruling from the Executive that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal, that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal).

Notices of the Meetings are set out on pages 128 to 131 of this document. The Meetings will be held on Monday, 31st October, 2005 at the respective times specified in such notices in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

DEMAND FOR POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with Article 66 of the articles of association of HCL, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or otherwise required under the GEM Listing Rules. A poll may be demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by member.

ACTION TO BE TAKEN BY THE SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

Whether or not you are able to attend the Meetings in person, the Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Saturday, 29th October, 2005 but if it is not so lodged, it may be handed to the chairman of the Court Meeting, who has absolute discretion whether or not to accept it, at the Court Meeting pursuant to an order of the Grand Court made on 3rd October, 2005. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Saturday, 29th October, 2005. One self-addressed, pre-paid

envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Cyber Limited" is enclosed in order to facilitate the return by the Independent Shareholders and/or Shareholders (as applicable) by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude a Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that a Shareholder who has lodged a form of proxy attends the Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

HCL will only recognise persons whose names are registered on the register of members of HCL as Shareholders, any beneficial owner of Shares whose Shares are held upon trust by and registered in the name of a nominee, trustee or other person will not be recognised by HCL as a Shareholder. Any beneficial owner of Shares ("Beneficial Owner") whose Shares are registered in the name of a nominee, trustee, depository or any other authorised custodian or third party (the "Registered Owner") should contact such Registered Owner to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Shares beneficially owned by the Beneficial Owner should be voted at the Court Meeting and/or the Extraordinary General Meeting. A Beneficial Owner who wishes to attend the Court Meeting and/or the Extraordinary General Meeting personally should contact the Registered Owner directly to make the appropriate arrangements with the Registered Owner to enable the Beneficial Owner to attend and vote at the Court Meeting and/or the Extraordinary General Meeting and for such purpose the Registered Owner may appoint the Beneficial Owner as its proxy. The appointment of a proxy by the Registered Owner at the relevant Court Meeting and/or the Extraordinary General Meeting shall be in accordance with all relevant provisions in the articles of association of HCL. In the case of the appointment of a proxy by the Registered Owner, the relevant forms of proxy shall be completed and signed by the Registered Owner and shall be lodged in the manner and before the latest time for lodging the relevant forms of proxy as more particularly set out in the paragraph above.

Any Beneficial Owner whose Shares are deposited in the Central Clearing and Settlement System ("CCASS") operated by Hong Kong Securities Clearing Company Limited and registered under the name of HKSCC Nominees Limited must, unless such Beneficial Owner is a person admitted to participate in CCASS as an investor participant (the "Investor Participant"), contact their broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a CCASS participant ("Other CCASS Participant") regarding voting instructions to be given to such persons if they wish to vote in respect of the Scheme of Arrangement. The procedure for voting in respect of the Scheme of Arrangement by the Investor Participants and the Other CCASS Participants with respect to Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the "General Rules of CCASS" and the "CCASS Operational Procedures".

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting, the Register will be closed from Wednesday, 26th October, 2005 to Monday, 31st October, 2005 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 25th October, 2005.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Thursday, 8th December, 2005. Further press announcements and also an announcement published on the GEM website will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Grand Court, the Effective Date and the date of the withdrawal of the listing of the Shares on GEM.

FURTHER INFORMATION

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Memorandum.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated results of the HCL Group for each of the three financial years ended 30th June, 2003, 2004 and 2005 extracted from the 2003, 2004 and 2005 annual reports of HCL:

	Year ended 30th June,		
	2005	2004	2003
	HK$'000	HK$'000	HK$'000
Turnover	83,842	87,341	83,751
Loss from operations	(4,077)	(20,403)	(13,137)
Share of losses of jointly controlled entities	(14)	(14)	(13)
Loss from ordinary activities before taxation	(4,096)	(19,115)	(17,025)
Income tax	—	—	—
Loss from ordinary activities after taxation	(4,096)	(19,115)	(17,025)
Minority interests	—	1,297	14
Loss attributable to the Shareholders	(4,096)	(17,818)	(17,011)
Loss per Share	(HK$0.0008)	(HK$0.0036)	(HK$0.0034)

Note: There were no dividends declared or extraordinary or exceptional items for the past three financial years.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HCL GROUP FOR THE YEAR ENDED 30TH JUNE, 2005

The following information has been extracted from the audited consolidated financial statements of the HCL Group for the year ended 30th June, 2005, the page numbers in the statements below refer to the 2005 annual report of HCL. For the purpose of the extracts set out below, the "Company" means HCL and the "Group" means "HCL Group".

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 30th June, 2005

	Note	**2005** HK$'000	2004 HK$'000
Turnover	2	**83,842**	87,341
Other revenue	3	**17,516**	11,714
Other net loss	4	**(42)**	(51)
		101,316	99,004
Direct costs and operating expenses		**(79,136)**	(93,416)
Selling and distribution costs		**(18,913)**	(17,265)
Administrative expenses		**(7,344)**	(8,726)
Loss from operations		**(4,077)**	(20,403)
Finance costs	5	**(5)**	(6)
Loss on disposal of investment securities		**—**	(788)
Release of capital surplus contributed by minority shareholders upon disposal of subsidiaries	23	**—**	2,096
		(4,082)	(19,101)
Share of losses of jointly controlled entities		**(14)**	(14)
Loss from ordinary activities before taxation	5	**(4,096)**	(19,115)
Income tax	6(a)	**—**	—
Loss from ordinary activities after taxation		**(4,096)**	(19,115)
Minority interests		**—**	1,297
Loss attributable to shareholders	9	**(4,096)**	(17,818)
Loss attributable to shareholders is absorbed by:			
The Company and its subsidiaries		**(4,082)**	(17,804)
Jointly controlled entities		**(14)**	(14)
		(4,096)	(17,818)
Loss per share			
Basic	11	**HK0.08 cent**	HK0.36 cent

The notes on pages 40 to 70 form part of these accounts.

BALANCE SHEETS
at 30th June, 2005

	Note	The Group 2005 HK$'000	The Group 2004 HK$'000	The Company 2005 HK$'000	The Company 2004 HK$'000
Non-current assets					
Fixed assets	13	**59,785**	68,588	**9**	35
Interests in subsidiaries	14	**—**	—	**782,870**	783,563
Interests in jointly controlled entities	15	**37**	44	**—**	—
Investment securities	16	**7,558**	7,558	**—**	—
Held-to-maturity securities	17	**11,465**	11,699	**—**	—
		78,845	87,889	**782,879**	783,598
Current assets					
Held-to-maturity securities	17	**—**	41,096	**—**	—
Inventories	18	**2,774**	4,012	**—**	—
Accounts receivable, deposits and prepayments	19	**10,310**	16,144	**110**	120
Cash and cash equivalents	20	**674,522**	623,028	**2**	8
		687,606	684,280	**112**	128
Current liabilities					
Unsecured bank overdraft	20	**213**	—	**—**	—
Accounts payable and accrued expenses	21	**10,315**	12,150	**1,311**	2,908
		10,528	12,150	**1,311**	2,908
Net current assets/(liabilities)		**677,078**	672,130	**(1,199)**	(2,780)
Net assets		**755,923**	760,019	**781,680**	780,818
Capital and reserves					
Share capital	22	**500,000**	500,000	**500,000**	500,000
Reserves	23	**255,923**	260,019	**281,680**	280,818
		755,923	760,019	**781,680**	780,818

Approved and authorised for issue by the board of directors on 16th September, 2005

Colin Lam Ko Yin)
Directors
John Yip Ying Chee)

The notes on pages 40 to 70 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30th June, 2005

	Note	**2005** HK$'000	2004 HK$'000
Shareholders' equity at 1st July		**760,019**	780,696
Capital surplus contributed by minority shareholders	23	—	468
Net gains and losses not recognised in the profit and loss account		—	468
Capital reserve realised upon disposal of investment securities	23	—	(1,231)
Release of capital surplus contributed by minority shareholders upon disposal of subsidiaries	23	—	(2,096)
Net loss for the year	23	**(4,096)**	(17,818)
		(4,096)	(20,677)
Shareholders' equity at 30th June		**755,923**	760,019

The notes on pages 40 to 70 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30th June, 2005

	Note	**2005** HK$'000	2004 HK$'000
Operating activities			
Loss from ordinary activities before taxation		**(4,096)**	(19,115)
Adjustments for:			
Interest income		**(15,433)**	(6,885)
Exchange gain		**—**	(16)
Depreciation		**12,399**	12,104
Interest expenses		**5**	6
Loss on disposal of fixed assets		**42**	93
Share of losses of jointly controlled entities		**14**	14
Loss on disposal of investment securities		**—**	788
Release of capital surplus contributed by minority shareholders upon disposal of subsidiaries		**—**	(2,096)
Operating loss before changes in working capital		**(7,069)**	(15,107)
Decrease/(increase) in inventories		**1,238**	(541)
Decrease in accounts receivable, deposits and prepayments		**5,589**	840
Decrease in accounts payable and accrued expenses		**(1,272)**	(4,144)
Net cash used in operating activities		**(1,514)**	(18,952)
Investing activities			
Purchase of fixed assets		**(4,207)**	(6,460)
Proceeds from disposal of fixed assets		**6**	5
Proceeds from disposal of subsidiaries		**19**	—
Proceeds from disposal of investment securities		**—**	41,981
Proceeds from redemption of held-to-maturity securities		**40,794**	164,502
Net cash paid from disposal of subsidiaries	(a)	**—**	(58)
Advances to jointly controlled entities		**(7)**	(28)
Interest received		**16,195**	12,562
Net cash from investing activities		**52,800**	212,504
Financing activities			
Repayment to minority shareholders		**—**	(1,015)
Issue of shares to minority shareholders		**—**	2,340
Interest paid		**(5)**	(6)
Net cash (used in)/from financing activities		**(5)**	1,319
Net increase in cash and cash equivalents		**51,281**	194,871
Cash and cash equivalents at 1st July		**623,028**	428,157
Cash and cash equivalents at 30th June	20	**674,309**	623,028

The notes on pages 40 to 70 form part of these accounts.

NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) **Disposal of subsidiaries**

	2005	2004
	HK$'000	HK$'000
Net assets disposed of:		
Fixed assets	—	4,704
Accounts receivable, deposits and prepayments	—	2,232
Cash and cash equivalents	—	58
Accounts payable	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Other receivable	—	19
Net cash outflow arising on disposal:		
Cash and cash equivalents disposed of	—	(58)

NOTES ON THE ACCOUNTS

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM"). A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain investments as explained in the accounting policies as set out below.

(c) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is accounted for in accordance with note 1(f).

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is accounted for in accordance with note 1(f).

(d) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the jointly controlled entity's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to

transfer funds to the investor or venturer, in which case, it is accounted for in accordance with note 1(f). The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interests in the jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in jointly controlled entities are stated at cost less impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is accounted for in accordance with note 1(f).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1st July, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(i)); and

— for acquisitions on or after 1st July, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(i)).

In respect of acquisitions of jointly controlled entities, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(i)) is included in the carrying amount of the interest in jointly controlled entities.

Negative goodwill arising on acquisitions of controlled subsidiaries and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1st July, 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1st July, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in jointly controlled entities.

On disposal of a controlled subsidiary or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(f) Investment in securities

The Group's policies for investments in securities other than investments in subsidiaries and jointly controlled entities are as follows:

(i) Dated debt securities that the Group has the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(iii) Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Fixed assets and depreciation

(i) Valuation

Fixed assets are stated at cost less any accumulated depreciation and impairment losses (see note 1(i)). The carrying amount of fixed assets is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount.

Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the year in which it is incurred.

(ii) Depreciation

Depreciation is calculated to write off the cost of fixed assets on a straight-line basis over the estimated useful lives as follows:

Land	Over the unexpired terms of the leases
Buildings	Over the shorter of the unexpired terms of the leases or 40 years
Leasehold improvements	Over the shorter of the periods of the respective leases or 5 years
Set-top boxes for lease	2 years
Data centre and network equipment and facilities	5 to 10 years
Furniture, fixtures and office equipment	3 to 5 years

(iii) Disposals

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(h) Leased assets

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(g)(ii) above. Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(i). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(o)(iv).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made.

(i) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— investments in subsidiaries and jointly controlled entities (except for those accounted for at fair value);

— intangible assets; and

— positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, or are amortised over more than 20 years from the date when the asset is available for use or goodwill that is amortised over 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(l) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii) *Contributions to the defined contribution scheme and* Mandatory Provident Funds *as required under the* Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligations is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(m) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities.

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of goods

Revenue from the sale of goods is recognised when the goods are delivered and the customer has accepted the goods and the related risks and rewards of ownership. Revenue is stated after deduction of any trade discounts.

(ii) Internet and telecommunications services

Revenue from the provision of Internet and telecommunications services are recognised at the time when the services are rendered.

(iii) Project consultancy and application service provider ("ASP") service income

Project consultancy and ASP service income are recognised when the services are rendered.

(iv) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable.

(v) Data centre services

Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

(vi) Network services

Revenue from the provision of network services is recognised at the time when the services are rendered.

(vii) Interest income

Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(viii) Dividends

Dividend income from other investments is recognised when the shareholders' right to receive payment is established.

(p) *Translation of foreign currencies*

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

(q) *Research and development costs*

Research and development costs including website/portal development costs are charged to the profit and loss account as incurred, except insofar as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured.

Development costs recognised as an asset are amortised on a straight-line basis over the expected period of return of the related project. The unamortised balance of development costs is reviewed at the end of each period and is written off to the extent that the unamortised balance, taken together with further development and directly related costs, is no longer likely to be recovered. Development costs written off, less attributable amortisation, are written back when the circumstances and events that led to the write off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(r) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(s) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, corporate and financing expenses and minority interests.

2 TURNOVER

The principal activities of the Company are investment holding and provision of management services to group companies. The principal activities of the principal subsidiaries are set out on page 69.

Turnover represents the sale of goods to customers, revenue from Internet and telecommunications services, income from data centre and network services, and project consultancy and application service provider ("ASP") service income earned during the year. An analysis of turnover is as follows:

	The Group	
	2005	2004
	HK$'000	HK$'000
Sale of goods	**45,231**	40,077
Internet services	**24,579**	29,041
Telecommunications services	**10,321**	14,677
Data centre services	**1,367**	1,032
Project consultancy and ASP services	**2,344**	1,755
Network services	**—**	759
	83,842	87,341

3 OTHER REVENUE

	The Group	
	2005	2004
	HK$'000	HK$'000
Interest income from held-to-maturity securities and bank deposits	**15,331**	6,868
Other interest income	**102**	17
	15,433	6,885
Rental income	**1,922**	2,106
Dividend income from other investments	**—**	2,593
Share of loss by a business partner	**—**	43
Others	**161**	87
	17,516	11,714

4 OTHER NET LOSS

	The Group	
	2005	2004
	HK$'000	HK$'000
Loss on disposal of fixed assets	**(42)**	(93)
Exchange gain	**—**	42
	(42)	(51)

5 LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	The Group	
	2005	2004
	HK$'000	HK$'000
Finance costs		
- interest expenses on bank overdrafts repayable on demand	**5**	6
Staff costs		
- salaries, wages and other benefits	**19,713**	25,472
- contributions to defined contribution plans (note 24)	**962**	1,029
	20,675	26,501
Operating lease charges in respect of:		
- telecommunications network facilities	**3,763**	5,237
- properties	**3,295**	2,692
Research and development costs	**265**	700
Less: Amount capitalised under fixed assets (note 13(b))	**(255)**	(690)
	10	10
Auditors' remuneration		
- audit services	**580**	567
- other services	**173**	27
Depreciation	**12,399**	12,104
Cost of inventories sold	**30,269**	28,247
Rental income from land and buildings less outgoings	**(1,042)**	(1,255)

6 INCOME TAX

(a) No provision has been made for Hong Kong Profits Tax as the Group sustained losses for taxation purposes during the year.

(b) Reconciliation between tax expense and accounting losses at applicable tax rate:

	The Group	
	2005	2004
	HK$'000	HK$'000
Loss before taxation	**(4,096)**	(19,115)
Notional tax on loss before taxation, calculated at 17.5%	**(717)**	(3,345)
Tax effect of non-deductible expenses	**132**	501
Tax effect of non-taxable revenue	**(2,723)**	(2,294)
Tax effect of temporary differences	**(85)**	(2)
Tax effect of tax losses utilised	**(54)**	(44)
Tax effect of tax losses not recognised	**3,447**	5,184
Actual tax expense	**—**	—

(c) The Group has not recognised deferred tax assets in respect of tax losses of HK$281,531,000 (2004: HK$262,143,000) as it is not probable that future taxable profits will be available against which tax losses can be utilised. The tax losses do not expire under current tax legislation.

7 DIRECTORS' REMUNERATION

The remuneration of the Company's directors is as follows:

	2005				2004
	Fees	Basic salaries and other allowances	Retirement scheme contributions	Total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Executive directors					
Lee Shau Kee	**20**	—	—	**20**	20
Chan Wing Kin, Alfred	**20**	—	—	**20**	20
Lam Ko Yin, Colin	**20**	—	—	**20**	20
Lee Ka Kit	**20**	—	—	**20**	20
Lee Ka Shing	**20**	—	—	**20**	20
Yip Ying Chee, John	**20**	—	—	**20**	20
Douglas H. Moore	**20**	**40**	**2**	**62**	420
Independent non-executive directors					
Li Kwok Po, David	**100**	—	—	**100**	100
Ko Ping Keung	**100**	—	—	**100**	100
Leung Yuk Kwong	—	—	—	—	—
Non-executive director					
Woo Ka Biu, Jackson	**100**	—	—	**100**	100
Total	**440**	**40**	**2**	**482**	840

Except Mr. Leung Yuk Kwong who was appointed during the year, each of all the other directors received a director's fee of HK$20,000 (2004: HK$20,000). Dr. The Hon. Sir David Li Kwok Po, Professor Ko Ping Keung and Mr. Woo Ka Biu, Jackson who are also members of the Audit Committee of the Company received an additional fee of HK$80,000 (2004: HK$80,000).

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior years.

All share options granted to the directors lapsed during the year.

8 INDIVIDUALS WITH HIGHEST EMOLUMENTS

The emoluments of the five highest paid employees, none of whom is a director, of the Group are set out below:

	The Group	
	2005	2004
	HK$'000	HK$'000
Basic salaries, housing and other allowances and benefits in kind	**4,045**	5,118
Retirement scheme contributions	**198**	168
	4,243	5,286

The emoluments of these five individuals are within the following bands:

	The Group	
	2005	2004
	Number of individuals	Number of individuals
Remuneration bands:		
HK$		
Nil - 1,000,000	**4**	3
1,000,001 - 1,500,000	**1**	2
	5	5

9 LOSS ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to shareholders includes a profit of HK$862,000 (2004: loss of HK$60,079,000) which has been dealt with in the accounts of the Company.

10 DIVIDENDS

No dividend has been approved and paid by the Company for the year ended 30th June, 2005 (2004: HK$Nil).

11 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share for the year is based on the loss attributable to shareholders of HK$4,096,000 (2004: HK$17,818,000) and on the weighted average number of 5,000,000,000 (2004: 5,000,000,000) shares in issue during the year.

(b) Diluted loss per share

Diluted loss per share is not presented because there were no dilutive potential shares in existence during the year and the prior year.

12 SEGMENTAL INFORMATION

Segmental information is presented in respect of the Group's business segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

The Group comprises the following main business segments:

Retailing	—	goods, Internet and telecommunications services
Business services	—	data centre, network and Internet
Building system services	—	project consultancy and application service provider
IT investments		

The Group

	Retailing		Business services		Building system services		IT investments		Elimination		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**79,090**	83,297	**2,693**	2,289	**2,059**	1,755	**—**	—	**—**	—	**83,842**	87,341
Other revenue	**30**	87	**1,929**	2,149	**—**	—	**—**	—	**—**	—	**1,959**	2,236
Revenue from external customers	**79,120**	83,384	**4,622**	4,438	**2,059**	1,755	**—**	—	**—**	—	**85,801**	89,577
Inter-segment revenue	**229**	239	**1,058**	955	**—**	—	**—**	—	**(1,287)**	(1,194)	**—**	—
Total	**79,349**	83,623	**5,680**	5,393	**2,059**	1,755	**—**	—	**(1,287)**	(1,194)	**85,801**	89,577
Segment result	**(8,468)**	(14,128)	**(7,856)**	(12,358)	**(1,423)**	(1,598)	**—**	—	**134**	—	**(17,613)**	(28,084)
Interest income											**15,433**	6,885
Unallocated income net of expenses											**(1,897)**	796
Loss from operations											**(4,077)**	(20,403)
Finance costs											**(5)**	(6)
Loss on disposal of investment securities	**—**	—	**—**	—	**—**	—	**—**	(788)	**—**	—	**—**	(788)
Release of capital surplus contributed by minority shareholders upon disposal of subsidiaries	**—**	—	**—**	2,096	**—**	—	**—**	—	**—**	—	**—**	2,096
											(4,082)	(19,101)
Share of losses of jointly controlled entities											**(14)**	(14)
Loss from ordinary activities before taxation											**(4,096)**	(19,115)
Income tax											**—**	—
Loss from ordinary activities after taxation											**(4,096)**	(19,115)
Minority interests											**—**	1,297
Loss attributable to shareholders											**(4,096)**	(17,818)

	Retailing		Business services		Building system services		IT investments		Elimination		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Depreciation for the year	**7,713**	7,028	**4,539**	4,907	**123**	138	**—**	—				
Segment assets	**21,346**	26,165	**50,361**	54,443	**752**	1,138	**7,558**	7,558	**(271)**	(73)	**79,746**	89,231
Interests in jointly controlled entities											**37**	44
Unallocated assets											**686,668**	682,894
Total assets											**766,451**	772,169
Segment liabilities	**(7,578)**	(7,859)	**(1,110)**	(1,044)	**(189)**	(201)	**—**	—	**—**	8	**(8,877)**	(9,096)
Unallocated liabilities											**(1,651)**	(3,054)
Total liabilities											**(10,528)**	(12,150)
Capital expenditure incurred during the year	**3,464**	4,276	**154**	45	**26**	18	**—**	—				

No geographical analysis is shown as the activities of the Group during the current and prior years were mainly carried out in Hong Kong.

13 FIXED ASSETS

The Group

	Land and buildings HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Set-top boxes for lease HK$'000	Data centre and network equipment and facilities HK$'000	Total HK$'000
Cost:					
At 1st July, 2004	**45,113**	**6,093**	**595**	**87,158**	**138,959**
Additions	**—**	**1,031**	**—**	**2,613**	**3,644**
Disposals	**—**	**(41)**	**(595)**	**(174)**	**(810)**
At 30th June, 2005	**45,113**	**7,083**	**—**	**89,597**	**141,793**
Accumulated depreciation and impairment loss:					
At 1st July, 2004	**4,075**	**3,682**	**595**	**62,019**	**70,371**
Charge for the year	**1,017**	**1,245**	**—**	**10,137**	**12,399**
Written back on disposals	**—**	**(37)**	**(595)**	**(130)**	**(762)**
At 30th June, 2005	**5,092**	**4,890**	**—**	**72,026**	**82,008**
Net book value:					
At 30th June, 2005	**40,021**	**2,193**	**—**	**17,571**	**59,785**
At 30th June, 2004	41,038	2,411	—	25,139	68,588

The Company

	Furniture, fixtures and office equipment HK$'000
Cost:	
At 1st July, 2004	**227**
Disposals	**(6)**
At 30th June, 2005	**221**
Accumulated depreciation:	
At 1st July, 2004	**192**
Charge for the year	**24**
Written back on disposals	**(4)**
At 30th June, 2005	**212**
Net book value:	
At 30th June, 2005	**9**
At 30th June, 2004	35

(a) The Group's properties are situated in Hong Kong and are held under medium-term leases.

(b) Included in the Group's data centre and network equipment and facilities of HK$89,597,000 (2004: HK$87,158,000), there were HK$255,000 (2004: HK$690,000) relating to development costs capitalised during the year.

(c) The Group leases out land and buildings under operating leases. The leases of land and buildings typically run for an initial period of two to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases include contingent rentals.

As at 30th June, 2005, the gross carrying amounts of land and buildings of the Group held for use in operating leases were HK$27,756,000 (2004: HK$27,756,000) and the related accumulated depreciation charges were HK$3,132,000 (2004: HK$2,506,000).

At 30th June, 2005, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group	
	2005	2004
	HK$'000	HK$'000
Within 1 year	**1,158**	1,963
After 1 year but within 5 years	**327**	603
	1,485	2,566

14 INTERESTS IN SUBSIDIARIES

	The Company	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	**89,875**	89,875
Amounts due from subsidiaries	**1,077,188**	1,064,807
	1,167,063	1,154,682
Amounts due to subsidiaries	**(34,450)**	(34,382)
	1,132,613	1,120,300
Provision for impairment loss	**(349,743)**	(336,737)
	782,870	783,563

Details of the principal subsidiaries are set out on page 69.

15 INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2005	2004
	HK$'000	HK$'000
Share of net liabilities	**(74)**	(60)
Amounts due from jointly controlled entities	**111**	104
	37	44

Details of the jointly controlled entities are set out on page 70.

16 INVESTMENT SECURITIES

	The Group	
	2005	2004
	HK$'000	HK$'000
Unlisted equity securities, at cost	**12,560**	12,560
Provision for impairment loss	**(5,002)**	(5,002)
	7,558	7,558

17 HELD-TO-MATURITY SECURITIES

	The Group			
	2005		2004	
	HK$'000 Non-current	HK$'000 Current	HK$'000 Non-current	HK$'000 Current
Debt securities				
Listed outside Hong Kong	**11,465**	—	11,699	—
Unlisted	—	—	—	41,096
	11,465	—	11,699	41,096
Market value of listed securities	**11,088**	—	11,936	—

18 INVENTORIES

Inventories of the Group represent trading goods, stated at cost.

19 ACCOUNTS RECEIVABLE, DEPOSITS AND PREPAYMENTS

(a)

	The Group		The Company	
	2005 HK$'000	2004 HK$'000	**2005** HK$'000	2004 HK$'000
Trade receivables	**4,560**	4,913	—	—
Other receivables, deposits and prepayments	**5,750**	11,231	**110**	120
	10,310	16,144	**110**	120

At 30th June, 2005, included in the accounts receivable, deposits and prepayments, are amounts due from fellow subsidiaries of HK$534,000 (2004: HK$558,000) and deposits paid to fellow subsidiaries of HK$2,515,000 (2004: HK$2,687,000).

The accounts receivable, deposits and prepayments of the Group include rental and other deposits of HK$2,903,000 (2004: HK$3,130,000) which are not expected to be repaid within one year. Apart from the above, all of the balances are expected to be recovered within one year.

(b) The Group maintains a defined credit policy, the general credit term is 30 to 90 days. An ageing analysis of trade receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of the trade receivables (net of provision for bad debts) is as follows:

	The Group	
	2005	2004
	HK$'000	HK$'000
Under 1 month overdue	**3,931**	3,897
More than 1 month overdue but less than 3 months overdue	**291**	670
More than 3 months overdue but less than 6 months overdue	**176**	135
More than 6 months overdue	**162**	211
	4,560	4,913

20 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks	**670,300**	616,728	**—**	—
Cash at bank and in hand	**4,222**	6,300	**2**	8
Cash and cash equivalents in the balance sheet	**674,522**	623,028	**2**	8
Unsecured bank overdraft	**(213)**	—	**—**	—
Cash and cash equivalents in the cash flow statement	**674,309**	623,028	**2**	8

21 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

(a)

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Trade payables	**5,971**	5,083	**—**	—
Other payables and accrued expenses	**4,344**	7,067	**1,311**	2,908
	10,315	12,150	**1,311**	2,908

At 30th June, 2005, included in the accounts payable and accrued expenses, are amounts due to intermediate holding company and fellow subsidiaries of HK$877,000 (2004: HK$2,436,000) and HK$308,000 (2004: HK$22,000) respectively.

(b) The ageing analysis of the trade payables is as follows:

	The Group	
	2005	2004
	HK$'000	HK$'000
Due within 1 month and on demand	**5,971**	5,083
Due after 1 month but within 3 months	—	—
Due after 3 months but within 6 months	—	—
	5,971	5,083

22 SHARE CAPITAL

	Number of shares		Nominal value	
	2005	2004	**2005**	2004
	'000	'000	HK$'000	HK$'000
Authorised				
Ordinary shares of HK$0.1 each	**10,000,000**	10,000,000	**1,000,000**	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.1 each	**5,000,000**	5,000,000	**500,000**	500,000

(a) Under the Pre-IPO Share Option Plan ("Option Plan"), options to subscribe for an aggregate of 32,000,000 shares of the Company were granted to certain directors and employees of the Company, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28th June, 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

All share options granted under the Option Plan lapsed on 14th July, 2004.

(b) Under the Share Option Scheme, options to subscribe for an aggregate of 150,000 shares of the Company were granted to certain employees of the Group on 4th October, 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and, in each case, not later than four years from 16th October, 2000.

All share options granted under the Share Option Scheme lapsed on 30th September, 2004.

(c) Details of outstanding and vested share options were as follows:

	2005		2004	
	Number of share options		Number of share options	
	Option Plan	Share Option Scheme	Option Plan	Share Option Scheme
At 1st July	**27,500,000**	**100,000**	27,650,000	100,000
Share options lapsed during the year	**(27,500,000)**	**(100,000)**	(150,000)	—
At 30th June	—	—	27,500,000	100,000

23 RESERVES

The Group

	Capital reserve HK$'000	Share premium (note a) HK$'000	Profit and loss account (note b) HK$'000	Total HK$'000
At 1st July, 2003	86,725	443,707	(249,736)	280,696
Capital surplus contributed by minority shareholders	468	—	—	468
Capital reserve realised upon disposal of investment securities	(1,231)	—	—	(1,231)
Release of capital surplus contributed by minority shareholders upon disposal of subsidiaries	(2,096)	—	—	(2,096)
Loss for the year	—	—	(17,818)	(17,818)
At 30th June, 2004	83,866	443,707	(267,554)	260,019
At 1st July, 2004	**83,866**	**443,707**	**(267,554)**	**260,019**
Loss for the year	—	—	**(4,096)**	**(4,096)**
At 30th June, 2005	**83,866**	**443,707**	**(271,650)**	**255,923**

The Company

	Capital reserve HK$'000	Share premium (note a) HK$'000	Profit and loss account HK$'000	Total HK$'000
At 1st July, 2003	82,685	443,707	(185,495)	340,897
Loss for the year	—	—	(60,079)	(60,079)
At 30th June, 2004	82,685	443,707	(245,574)	280,818
At 1st July, 2004	**82,685**	**443,707**	**(245,574)**	**280,818**
Profit for the year	—	—	**862**	**862**
At 30th June, 2005	**82,685**	**443,707**	**(244,712)**	**281,680**

(a) Share premium

The application of the share premium account is governed by section 146(1) of the Company's Articles of Association and the Companies Law of the Cayman Islands, where the share premium is distributable to the shareholders of the Company provided that immediately following the date on which the distribution or dividend is proposed to be paid, the Company will be able to pay its debts as they fall due in the ordinary course of business.

(b) Profit and loss account

At 30th June, 2005, HK$74,000 (2004: HK$60,000) relating to the accumulated losses attributable to the jointly controlled entities are dealt with in the Group's profit and loss account.

(c) Distributable reserves

At 30th June, 2005, in the opinion of the directors, the reserves of the Company available for distribution to shareholders amounted to HK$281,680,000 (2004: HK$280,818,000). However, the distribution of capital reserve and share premium is subject to the restrictions as stated in note 23(a) above.

24 RETIREMENT BENEFITS SCHEME

The Group's employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident scheme as defined in the Occupational Retirement Schemes Ordinance or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2% of the employees' basic monthly salaries. The portion of employer's contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers. No employees of the Group were eligible to join the Fund on or after 1st December, 2000.

Employees of the Group who are not members of the Fund participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. No forfeited contributions were utilised during the year (2004: HK$76,000).

The Group's retirement costs charged to the profit and loss account for the year ended 30th June, 2005 were HK$962,000 (2004: HK$1,029,000).

25 SIGNIFICANT LEASING ARRANGEMENTS

(a) The Group leases out land and buildings under operating leases. The leases typically run for an initial period of two to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. Further details of the carrying value of land and buildings are set out in note 13 above.

During the year ended 30th June, 2005, HK$1,922,000 (2004: HK$2,106,000) was recognised as rental income in the profit and loss account in respect of leasing of land and buildings.

(b) The Group leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the year ended 30th June, 2005, HK$3,763,000 (2004: HK$5,237,000) was recognised as an expense in the profit and loss account in respect of leasing of telecommunications network facilities.

(c) The Group leases certain properties for use as shop premises and transmission sites under operating leases. The leases typically run for an initial period of one to three years, with an option to renew the lease upon the expiry of the initial lease term. Two (2004: one) of the leases entered into by the Group contain a contingent rental element which is calculated based on the higher of a fixed amount or certain percentages on the sales receipts from the relevant shops. Apart from the above, all of the leases include no contingent rentals.

During the year ended 30th June, 2005, HK$3,295,000 (2004: HK$2,692,000) was recognised as an expense in the profit and loss account in respect of leasing of properties.

26 COMMITMENTS

(a) Capital commitments

At 30th June, 2005, the Group had capital commitments contracted but not provided for in the accounts in respect of system development costs amounting to HK$269,000 (2004: HK$850,000).

(b) Operating leases commitments

At 30th June, 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group			
	2005		2004	
	Properties HK$'000	Telecommunications network facilities HK$'000	Properties HK$'000	Telecommunications network facilities HK$'000
Within 1 year	**3,163**	**694**	2,235	2,476
After 1 year but within 5 years	**1,704**	**48**	1,181	252
	4,867	**742**	3,416	2,728

27 CONTINGENT LIABILITIES

(a) As at 30th June, 2005, there were guarantees given by the Company to banks in respect of banking facilities extended to certain subsidiaries. Of these facilities, HK$330,000 (2004: HK$330,000) was utilised by a subsidiary as at 30th June, 2005.

(b) As at 30th June, 2005, a subsidiary of the Group had contingent liabilities in respect of certain guarantees issued by a bank on behalf of the subsidiary amounting to HK$378,000 (2004: HK$878,000).

28 MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties during the year:

(a) As at 30th June, 2005, there was a rental deposit of HK$2,515,000 (2004: HK$2,515,000) with a fellow subsidiary in respect of a building to be developed by the fellow subsidiary which will be leased to the Group. The construction of the building has not yet been completed as at 30th June, 2005.

(b) Income from provision of high technology infrastructure design and consultancy services to certain fellow subsidiaries and an affiliated company of the Group amounted to HK$428,000 (2004: HK$125,000).

(c) Income from provision of Internet services to certain fellow subsidiaries and affiliated companies of the Group amounted to HK$476,000 (2004: HK$237,000).

(d) Supporting service charges paid to an affiliated company of the Group at reimbursement costs amounted to HK$364,000 (2004: HK$491,000).

(e) Service fees paid to a fellow subsidiary for provision of legal, secretarial, accounting, computer and other related services and the use of office equipment at reimbursement costs amounted to HK$600,000 (2004: HK$1,000,000).

(f) Income from provision of data centre services to certain fellow subsidiaries and affiliated companies of the Group amounted to HK$950,000 (2004: HK$578,000).

(g) Sale of goods to certain fellow subsidiaries and affiliated companies of the Group amounted to HK$8,000 (2004: HK$4,585,000).

(h) Staff costs were reimbursed from an affiliated company of the Group in the amount of HK$1,226,000 (2004: HK$1,130,000), based on the costs incurred for sharing of administrative services.

(i) Payment to certain fellow subsidiaries of the Group for leasing of properties amounted to HK$751,000 (2004: HK$603,000).

(j) A shareholder's loan of HK$6,225,000 due and owing from one of the subsidiaries was assigned to an affiliated company of the Group during the year ended 30th June, 2004. There was no such loan due and assigned during the year ended 30th June, 2005.

29 RECENTLY ISSUED ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 and would be therefore effective for the Group's accounts for the year ending 30th June, 2006.

The Group has not early adopted these new HKFRSs in the accounts for the year ended 30th June, 2005. The Group has already made an assessment of the impact of these new HKFRSs and concluded that the adoption of these new HKFRSs would not have a significant impact on its results of operations and financial position.

30 POST BALANCE SHEET EVENT

On 16th August, 2005, the Company together with its intermediate holding companies, Henderson Land Development Company Limited and Henderson Investment Limited ("Henderson Investment") as well as its affiliated company, The Hong Kong and China Gas Company Limited ("China Gas"), issued a joint announcement regarding a proposed privatisation of the Company by Henderson Investment and China Gas which involves the cancellation and extinguishment of shares (other than those held by Henderson Investment and China Gas) in the Company at the cancellation price of HK$0.42 in cash per share.

31 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company at 30th June, 2005 to be Henderson Development Limited, which is incorporated in Hong Kong.

PRINCIPAL SUBSIDIARIES

At 30th June, 2005

Details of principal subsidiaries are as follows:

Name of company	Place of incorporation and operation	Particulars of issued and paid up ordinary share capital	Attributable percentage of equity interest held by The Company	Attributable percentage of equity interest held by Subsidiaries	Principal activities
Future Home Limited	Hong Kong	2 shares of HK$1 each	—	100	Provision of high technology infrastructure design and consultancy services
Hency Finance Limited	Hong Kong	2 shares of HK$1 each	100	—	Provision of financial services
Henderson Cyber Finance Limited	Hong Kong	2 shares of HK$1 each	100	—	Provision of financial services
Henderson Data Centre Limited	Hong Kong	2 shares of HK$1 each	—	100	Provision of Internet server co-location centres, system management and Internet services
iCare.com Limited	Hong Kong	2 shares of HK$1 each	—	100	Provider of Internet services and content, telecommunications services, e-commerce services and merchandising services
Mingsway Limited	Hong Kong	2 shares of HK$1 each	—	100	Property investment
Konet Investment Limited	The BVI	2 shares of US$1 each	100	—	Manages strategic investments
Superweb Limited	The BVI	1 share of US$1	100	—	Investment holding
Victory City Enterprises Limited	Hong Kong	2 shares of HK$1 each	—	100	Property investment

The above list gives the principal subsidiaries of the Group, which in the opinion of the directors, materially affect the operating results or assets of the Group.

JOINTLY CONTROLLED ENTITIES

At 30th June, 2005

Details of jointly controlled entities are as follows:

Name of company	Form of business structure	Place of incorporation and operation	Particulars of issued and paid up ordinary share capital	Attributable percentage of equity interest held by The Company	Attributable percentage of equity interest held by Subsidiaries	Principal activities
Henderson Stratech Limited	Incorporated	Hong Kong	2 shares of HK$1 each	—	50	Provision of technology solutions
Cyberforce Limited	Incorporated	The BVI	2 shares of US$1 each	—	50	Information technology services

3. SHARE CAPITAL

The authorised and issued share capital of HCL as at the Latest Practicable Date were as follows:

	Number of Shares	Nominal value *HK$*
Authorised	10,000,000,000	1,000,000,000
Issued and fully paid	5,000,000,000	500,000,000

There was no movement in the share capital of HCL for the period from 30th June, 2005 up to the Latest Practicable Date.

Each of the Shares ranks pari passu in all respects, including dividends, voting and capital.

Apart from the Shares, HCL does not have any warrants, options, derivatives, convertible securities or other securities in issue. None of the unissued share or loan capital of HCL is subject to any warrants, options, derivatives or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued share or loan capital of HCL under any warrants, options, derivatives or conversion rights.

4. INDEBTEDNESS

At the close of business on 31st July, 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HCL Group had no outstanding borrowings.

Contingent liabilities of the HCL Group as at 31st July, 2005 amounted to approximately HK$0.6 million which consisted of guarantees given by the HCL Group to banks in respect of banking facilities extended to certain subsidiaries of the HCL Group.

As at the close of business on 31st July, 2005, save as disclosed in this section headed "Indebtedness" and apart from normal trade payables in the ordinary course of the business of the HCL Group, the HCL Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

The directors of HCL have confirmed that there has been no material changes in HCL's indebtedness and contingent liabilities positions since 31st July, 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or prospects of the HCL Group since 30th June, 2005, the date to which the latest published audited consolidated financial statements of the HCL Group were made up.

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HCL Group has been supplied by the directors of HCL. The issue of this document has been approved by the directors of HCL, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HIL Group, apart from the HCL Group, and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the HIL Group, apart from the HCL Group, and the HKCG Group) misleading.

The information in this document relating to the HIL Group has been supplied by the directors of HIL. The issue of this document has been approved by the directors of HIL, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the HCL Group and the HKCG Group) misleading.

The information in this document relating to the HKCG Group has been supplied by the directors of HKCG. The issue of this document has been approved by the directors of HKCG, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the HCL Group and the HIL Group) misleading.

2. MARKET PRICES

The Shares are traded on GEM. The table below shows the respective closing prices of the Shares on GEM (i) on the last trading day of each of the six calendar months preceding the Announcement Date, (ii) on 11th August, 2005, being the last full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement, and (iii) on the Latest Practicable Date.

Date	**Price per Share** *HK$*
28th February, 2005	0.21
31st March, 2005	0.21
29th April, 2005	0.20
31st May, 2005	0.21
30th June, 2005	0.19
29th July, 2005	0.21
11th August, 2005	0.22
Latest Practicable Date	0.41

Source: the Stock Exchange (share prices are set out in two decimal places)

The lowest and highest closing prices per Share recorded on the Stock Exchange during the period from 16th February, 2005, being the date six months prior to the Announcement Date, to the Latest Practicable Date were respectively HK$0.19 on 15th, 18th, 21st and 22nd July, 2005 and approximately HK$0.42 on 17th and 24th August, 2005 and 1st September, 2005.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from the Announcement Date to the Latest Practicable Date, both dates inclusive, the "Disclosure Period" means the period beginning from the six months prior to the commencement of the Offer Period and ending with the Latest Practicable Date, both dates inclusive, and "interested" and "interests" have the meanings respectively ascribed thereto in Part XV of the SFO. "HIL Shareholdings" means the HIL Shares and any other equity share capital of HIL, securities of HIL which carry substantially the same rights as the HIL Shares, and convertible securities, warrants, options and derivatives in respect of any of them, "HKCG Shareholdings" means the HKCG Shares and any other equity share capital of HKCG, securities of HKCG which carry substantially the same rights as the HKCG Shares, and convertible securities, warrants, options and derivatives in respect of any of them and "HCL Shareholdings" means the Shares and any other securities of HCL which carry voting rights, and convertible securities, warrants, options and derivatives in respect of any of them.

(a) **Interests and dealings in the Shares**

(i) As at the Latest Practicable Date, HIL, through its indirect wholly-owned subsidiary, was interested in 3,333,213,616 Shares, representing approximately 66.67% of the issued share capital of HCL, and HKCG, through its indirect wholly-owned subsidiary, was interested in 902,700,000 Shares representing approximately 18.05% of the issued share capital of HCL.

Save as disclosed above, the Offeror Group and the Controlling Parties did not have any HCL Shareholdings and had not dealt for value in any HCL Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following directors of HIL had the following interests in the Shares:

		Number of Shares held and nature of interest				Total number and percentage of issued share capital of HCL held	
Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	173,898	—	4,244,996,094	—	4,245,169,992	84.90
Lee Ka Kit	1	—	—	—	4,244,996,094	4,244,996,094	84.90
Lee Ka Shing	1	—	—	—	4,244,996,094	4,244,996,094	84.90
Li Ning	1	—	4,244,996,094	—	—	4,244,996,094	84.90
Lee Tat Man	2	33	—	—	—	33	0.00
Lee King Yue	3	5,383	—	—	—	5,383	0.00
Ho Wing Fun	4	5	—	—	—	5	0.00

(iii) As at the Latest Practicable Date, the following directors of HKCG had the following interests in the Shares:

		Number of Shares held and nature of interest				Total number and percentage of issued share capital of HCL held	
Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	173,898	—	4,244,996,094	—	4,245,169,992	84.90
Lee Ka Kit	1	—	—	—	4,244,996,094	4,244,996,094	84.90
Lee Ka Shing	1	—	—	—	4,244,996,094	4,244,996,094	84.90

Notes:

1. Of these Shares, Dr. Lee Shau Kee was the beneficial owner of 173,898 Shares, and for the remaining 4,244,996,094 Shares (i) 902,700,000 Shares were owned by Technology Capitalization, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by HKCG which in turn was 37.19% held by HIL; (ii) 3,333,213,616 Shares were owned by Felix Technology, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HIL which in turn was 73.48 % held by HLD; (iii) 4,014,271 Shares, 1,816,644 Shares, 1,714,027 Shares, 1,086,250 Shares and 423,211 Shares were respectively owned by Banshing, Covite, Markshing, Gainwise and Darnman, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD which in turn was 61.87% held by Henderson Development Limited ("HD"); and (iv) 28,075 Shares were owned by Fu Sang.

   Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in HKCG, HIL, HLD, Fu Sang and HCL by virtue of the SFO. As directors of HLD, HIL and HCL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these Shares by virtue of the SFO. As director of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these Shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these Shares.

3. Mr. Lee King Yue was the beneficial owner of these Shares.

4. Mr. Ho Wing Fun was the beneficial owner of these Shares.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were also directors of HCL.

Mr. Colin Lam Ko Yin, who was a director of HLD, HIL, HKCG and HCL disposed of 55 Shares in which he was previously interested by way of gift to a Hong Kong registered charity with effect from 15th August, 2005.

Save as disclosed in (ii) and (iii) above, none of the directors of HIL, the directors of HKCG or the directors of HCL had any interest in the HCL Shareholdings as at the Latest Practicable Date and none of the directors of HIL, the directors of HKCG or the directors of HCL had dealt for value in any HCL Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, the Excluded Parties had the following interests in the Shares:

		Number of Shares held and nature of interest				Total number and percentage of issued share capital of HCL held	
Excluded Parties	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Banshing	5	—	—	4,014,271	—	4,014,271	0.08
Covite	5	—	—	1,816,644	—	1,816,644	0.04
Markshing	5	—	—	1,714,027	—	1,714,027	0.03
Gainwise	5	—	—	1,086,250	—	1,086,250	0.02
Darnman	5	—	—	423,211	—	423,211	0.01
Lee Shau Kee	1&6	173,898	—	4,244,996,094	—	4,245,169,992	84.90
Fu Sang	1&7	—	—	28,075	—	28,075	0.00
Lee King Yue	8	5,383	—	—	—	5,383	0.00
Lee Tat Man	9	33	—	—	—	33	0.00
Ho Wing Fun	9	5	—	—	—	5	0.00
Lo Tak Shing	10	2,021	—	—	—	2,021	0.00
Leung Sing	10	750	—	—	—	750	0.00
HSBC	11	—	—	50,155,605	—	50,155,605	1.00

Notes:

5. Banshing, Covite, Markshing, Gainwise and Darnman were all wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD which was the controlling shareholder of HIL, and therefore were presumed to be parties acting in concert with the Offeror Group under the Takeovers Code. These companies together beneficially owned an aggregate of 9,054,403 Shares. Dr. Lee Shau Kee was taken to be interested in these Shares by virtue of the SFO.

6. Dr. Lee Shau Kee was a director of HLD, HIL, HKCG and HCL and therefore was presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.

7. The 28,075 Shares were beneficially owned by Fu Sang.

8. Mr. Lee King Yue was a director of HLD and HIL and therefore was presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.

9. Mr. Ho Wing Fun and Mr. Lee Tat Man were directors of HLD and HIL and therefore were presumed to be parties acting in concert with the Offeror Group under the Takeovers Code.

10. The Hon. Lo Tak Shing and Mr. Leung Sing were directors of HLD and therefore were presumed to be parties acting in concert with the Offeror Group under the Takeovers Code.

11. HSBC was a joint financial adviser to the Offeror Group and was therefore presumed to be a party acting in concert with the Offeror Group under the Takeovers Code. The figure comprised 50,152,000 Shares owned on a proprietary basis by HSBC Securities (Asia) Limited and 3,605 Shares managed on a discretionary basis by HSBC International Trustee Limited. The 3,605 Shares were owned and controlled as to 2,080 Shares by HSBC International Trustee Limited as trustee, 1,000 Shares by HSBC Trustee (C.I.) Limited as trustee and 525 Shares by HSBC Trustee (Cook Islands) Limited as trustee. Each of HSBC Securities (Asia) Limited, HSBC International Trustee Limited, HSBC Trustee (C.I.) Limited and HSBC Trustee (Cook Islands) Limited is an indirectly wholly-owned subsidiary of HSBC Holdings plc, which is also the ultimate holding company of HSBC.

Save as disclosed above, none of the members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code held on a proprietary basis or had discretionary management authority over any Shares. None of the members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code had dealt for value in any HCL Shareholdings on a proprietary and/or discretionary basis during the Disclosure Period.

Save as disclosed above, none of the Excluded Parties owned or controlled any HCL Shareholdings as at the Latest Practicable Date or had dealt for value in the HCL Shareholdings during the Disclosure Period.

(v) As at the Latest Practicable Date, none of CLSA (being a joint financial adviser to HIL and HKCG), or any of its group companies owned or controlled any HCL Shareholdings or had dealt for value in the HCL Shareholdings during the Disclosure Period.

(vi) As at the Latest Practicable Date, none of Platinum, or any of its group companies owned or controlled any HCL Shareholdings or had dealt for value in the HCL Shareholdings during the Disclosure Period.

(vii) As at the Latest Practicable Date, no subsidiary of HCL, pension fund of HCL or of any subsidiary of HCL, or any advisers to HCL as specified in class (2) of the definition of "associate" in the Takeovers Code, but excluding exempt principal traders, owned or controlled any HCL Shareholdings or had dealt for value in any HCL Shareholdings during the Disclosure Period.

(viii) As at the Latest Practicable Date, no person had irrevocably committed to accept or reject the Scheme.

(ix) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between the Offeror Group or any person acting in concert with the Offeror Group, and any other person.

(x) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between HCL or any person who is an associate of HCL by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code, and any other person.

(b) **Interests and dealings in HIL Shares**

(i) As at the Latest Practicable Date, the following directors of HCL had the following interests in HIL Shares:

Director of HCL	Note	Number of HIL Shares held and nature of interest Personal Interests	Family Interests	Corporate Interests	Other Interests	Total number and percentage of issued share capital of HIL held Total	%
Lee Shau Kee	12	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	12	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	12	—	—	—	2,075,859,007	2,075,859,007	73.68
Leung Yuk Kwong	13	310	—	—	—	310	0.00

Notes:

12. Of these HIL Shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 HIL Shares, and for the remaining 2,075,859,007 HIL Shares, (i) 802,854,200 HIL Shares, 602,168,418 HIL Shares, 363,328,900 HIL Shares, 217,250,000 HIL Shares and 84,642,341 HIL Shares were respectively owned by Banshing, Markshing, Covite, Gainwise and Darnman, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD; and (ii) 5,615,148 HIL Shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HLD, Fu Sang and HIL by virtue of the SFO. As directors of HLD, HIL and HCL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these HIL Shares by virtue of the SFO.

13. Mr. Leung Yuk Kwong was the beneficial owner of these HIL Shares.

(ii) Save as disclosed in (i) above, none of the directors of HCL nor HCL had any interest in any HIL Shareholdings as at the Latest Practicable Date and none of the directors of HCL nor HCL had dealt for value in any HIL Shareholdings during the Disclosure Period.

(c) **Interests and dealings in HKCG Shares**

(i) As at the Latest Practicable Date, the following directors of HCL had the following interests in HKCG Shares:

		Number of HKCG Shares held and nature of interest				Total number and percentage of issued share capital of HKCG held	
Director of HCL	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	14	3,226,174	—	2,157,017,776	—	2,160,243,950	38.76
Lee Ka Kit	14	—	—	—	2,157,017,776	2,157,017,776	38.71
Lee Ka Shing	14	—	—	—	2,157,017,776	2,157,017,776	38.71
Chan Wing Kin, Alfred	15	102,825	—	—	—	102,825	0.00
Li Kwok Po, David	16	12,082,844	—	—	—	12,082,844	0.22

Notes:

14. Of these HKCG Shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 HKCG Shares, and for the remaining 2,157,017,776 HKCG Shares, (i) 1,159,024,597 HKCG Shares and 484,225,002 HKCG Shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HIL; (ii) 429,321,946 HKCG Shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HIL; (iii) 3,966,472 HKCG Shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 HKCG Shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HIL, HD, Fu Sang and HKCG by virtue of the SFO. As directors of HLD, HIL and HKCG and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these HKCG Shares by virtue of the SFO.

15. These HKCG Shares were owned by Mr. Chan Wing Kin, Alfred and his wife jointly.

16. Dr. The Hon. David Li Kwok Po was the beneficial owner of these HKCG Shares.

(ii) Save as disclosed in (i) above, none of the directors of HCL nor HCL had any interest in any HKCG Shareholdings as at the Latest Practicable Date and none of the directors of HCL nor HCL had dealt for value in any HKCG Shareholdings during the Disclosure Period.

(d) **Other interests**

(i) No benefit is or will be given to any director of HCL as compensation for loss of office or otherwise in connection with the Scheme.

(ii) No agreement, arrangement or understanding (including any compensation arrangement) exists between the Offeror Group or any person acting in concert with the Offeror Group and any of the directors or recent directors of HCL, Shareholders or recent Shareholders having any connection with or dependence upon the Scheme.

(iii) No agreement or arrangement exists between any director of HCL and any other person which is conditional on or dependent upon the outcome of the Scheme or otherwise connected with the Scheme.

(iv) No material contract has been entered into by the Offeror Group in which any director of HCL has a material personal interest.

(v) Each of Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin and Mr. John Yip Ying Chee, executive directors of HCL, has a service contract with HCL subsisting before and during the six months prior to the Announcement Date and as at the Latest Practicable Date. Each service contract, until and unless terminated by not less than two months' notice in writing served by either party on the other, is of an initial term of three years commencing on 1st April, 2000 and shall continue thereafter. Each of the above Directors is entitled under his service contract to (i) subject to Shareholders' approval, a director's fee of HK$20,000 per annum for any financial year during the initial three-year term; and (ii) such management bonus as the Board may approve without limitation but shall abstain from voting and not be counted in the quorum in respect of any resolution of the board of Directors regarding the amount of management bonus payable to himself.

Save as disclosed above, as at the Latest Practicable Date, none of the directors of HCL has a service contract in force with any member of the HCL Group which has more than twelve months to run or which was entered into or amended within six months before the Announcement Date.

4. MATERIAL CONTRACT

The material contract referred to below has been entered into by a member of the HCL Group, other than in the ordinary course of business carried on or intended to be carried on by the HCL Group, after the date two years preceding the Announcement Date:

A sale and purchase agreement dated 28th June, 2004 was entered into between Startech Investment Limited ("Startech"), a wholly-owned subsidiary of HCL, and two independent third parties not connected with HCL as vendors (collectively the "Vendors") and Wang Tack International Limited ("Wang Tack"), a wholly-owned subsidiary of HKCG, as purchaser, whereby the Vendors agreed to sell to Wang Tack the entire issued share capital of Cotech Investment Limited ("Cotech") and Startech agreed to sell to Wang Tack the shareholder's loan in the amount of HK$6,224,783 owed by Cotech to Startech ("Startech Shareholders Loans") at an aggregate consideration of HK$6,245,424 of which the aggregate consideration payable for the sale of 92.2% of the entire issued share capital of Cotech, being owned by Startech, and the Startech Shareholders Loans by Startech to Wang Tack was in an aggregate sum of HK$6,243,814. The only asset of Cotech was its wholly-owned subsidiary, Eastar Technology Limited, whose principal activity was the provision of local fixed telecommunications network services.

5. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HCL Group.

6. MISCELLANEOUS

(a) The beneficial interests in the Shares of the parties presumed to be acting in concert with the Offeror Group are set out in the section headed "Shareholding Structure" on pages 13 to 14 of this document. Those parties which are principal members of the group acting in concert with the Offeror Group and which are companies are Felix Technology, Technology Capitalization, Banshing, Covite, Markshing, Gainwise, Darnman, HLD and Fu Sang. Their addresses and the names of their directors are as follows:

Name	Address	Directors
HIL	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Augustine Wong Ho Ming, Suen Kwok Lam, Sit Pak Wing, Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing), Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong
HKCG	23/F., 363 Java Road, North Point, Hong Kong	Lee Shau Kee, Liu Lit Man, Leung Hay Man, Colin Lam Ko Yin (also alternate director of Leung Hay Man), David Li Kwok Po, Ronald Chan Tat Hung, Lee Ka Kit, Alfred Chan Wing Kin, James Kwan Yuk Choi and Lee Ka Shing
Felix Technology	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Technology Capitalization	23/F., 363 Java Road, North Point, Hong Kong	Alfred Chan Wing Kin, Ronald Chan Tat Hung, James Kwan Yuk Choi, Li Po Lam (as alternate to Alfred Chan Wing Kin) and Wong Wai Yee (as alternate to Ronald Chan Tat Hung)

Name	Address	Directors
HLD	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee, Suen Kwok Lam, Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing), Jackson Woo Ka Biu (as alternate to Woo Po Shing), Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong
Banshing	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Covite	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Markshing	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Gainwise	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Darnman	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Fu Sang	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Tat Man, Colin Lam Ko Yin (as alternate to Lee Tat Man) and Lee Ka Shing

The ultimate controlling shareholder of HIL, Felix Technology, Banshing, Covite, Markshing, Gainwise, Darnman, HLD and Fu Sang is Hopkins, the trustee of the Unit Trust as described in Note 1 to paragraph (a) (iii) in Section 3 of this Appendix II, the directors of which are Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin and Charles Hall. The ultimate parent company of HIL, Felix Technology, Banshing, Covite, Markshing, Gainwise, Darnman and HLD is Henderson Development Limited, the directors of which are Lee Shau Kee, Lee Ka Kit, Lee Ka Shing, Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin (also alternate director of Lee Tat Man) and Woo Po Shing. The parent company of HIL, Felix Technology, Banshing, Covite, Markshing, Gainwise and Darnman is HLD.

As at the Latest Practicable Date, HKCG was owned as to 37.19% by HIL. The parent company of Technology Capitalization is HKCG.

The individuals presumed to be parties acting in concert with the Offeror Group and their respective addresses are as follows:

Name	**Address**
Lee Shau Kee	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee King Yue	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee Tat Man	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Ho Wing Fun	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lo Tak Shing	Room 3501, Gloucester Tower, The Landmark, Hong Kong
Leung Sing	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong

(b) The registered office of HCL is situated at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. The Hong Kong head office and principal place of business of HCL is situated at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(c) The registered office of HSBC is HSBC Main Building, 1 Queen's Road Central, Hong Kong.

(d) The registered office of CLSA is 18th Floor, One Pacific Place, 88 Queensway, Hong Kong.

(e) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by the Offeror Group.

(f) The English text of this document and the forms of proxy shall prevail over the Chinese text.

(g) All announcements in relation to the Proposal will be published on the GEM website and as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	**Qualifications**
HSBC	The Hongkong and Shanghai Banking Corporation Limited, a deemed registered institution under the SFO to carry on types 1, 4, 6 and 9 regulated activities as defined under the SFO and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
CLSA	CLSA Equity Capital Markets Limited, licensed under transitional arrangements (migration application lodged) to conduct Types 4 and 6 regulated activities under the SFO
Platinum	Platinum Securities Company Limited, licensed to carry out Type 1 regulated activity (dealing in securities) and Type 6 regulated activity (advising on corporate finance) under the SFO
KPMG	Certified Public Accountants

8. CONSENTS

HSBC, CLSA, Platinum and KPMG have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions or letters, as the case may be, and the references to their names, opinions or letters in the form and context in which they respectively appear.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the solicitors for HCL, Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is earlier:

(a) the memorandum of association and articles of association of HCL;

(b) the memorandum of association and articles of association of HIL;

(c) the memorandum of association and articles of association of HKCG;

(d) the audited consolidated financial statements of the HCL Group for each of the two financial years ended 30th June, 2004 and 2005;

(e) the audited consolidated financial statements of the HIL Group for each of the two financial years ended 30th June, 2004 and 2005;

(f) the audited consolidated financial statements of the HKCG Group for each of the two financial years ended 31st December, 2003 and 2004;

(g) the letter from the Independent Director, the text of which is set out on pages 22 to 23 of this document;

(h) the letter from Platinum to the Independent Director, the text of which is set out on pages 24 to 53 of this document;

(i) the letters of consent referred to in Section 8 of this Appendix; and

(j) the material contract referred to in Section 4 of this Appendix.

IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO: 389 OF 2005

IN THE MATTER OF
HENDERSON CYBER LIMITED
AND IN THE MATTER OF
SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)
AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

SCHEME OF ARRANGEMENT
between
HENDERSON CYBER LIMITED
and
THE HOLDERS OF SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands
"Controlling Parties"	Felix Technology (an indirect wholly-owned subsidiary of HIL) and Technology Capitalization (an indirect wholly-owned subsidiary of HKCG) which together were legally and beneficially interested in an aggregate interest of approximately 84.72% of the issued share capital of HCL as at the Latest Practicable Date
"Court"	the Grand Court of the Cayman Islands
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD

"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 7 of this Scheme
"Excluded Parties"	parties acting in concert with the Offeror Group which as at the Latest Practicable Date comprised Banshing, Covite, Markshing, Gainwise, Darnman, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Ho Wing Fun, The Hon. Lo Tak Shing, Mr. Leung Sing and HSBC (and members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code), who together were beneficially interested in an aggregate of approximately 1.19% of the issued share capital of HCL as at the Latest Practicable Date
"Felix Technology"	Felix Technology Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Best Selection Investments Limited which in turn is wholly-owned by HIL
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"HCL"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability
"HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability
"HKCG"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability
"HLD"	Henderson Land Development Company Limited, the controlling shareholder of HIL and a company incorporated in Hong Kong with limited liability
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"holder(s)"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Latest Practicable Date"	3rd October, 2005 being the latest practicable date prior to the printing of the document sent to, inter alia, holders of Shares dated 6th October, 2005 in which this Scheme is contained
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of HLD
"Offeror Group"	HIL and HKCG, through the Controlling Parties, were interested in an aggregate of approximately 84.72% of the issued capital of HCL as at the Latest Practicable Date
"Record Time"	5:00 p.m. Hong Kong time on Thursday, 8th December, 2005 for determining entitlements under this Scheme
"Register"	the register of members of HCL
"Scheme"	this scheme of arrangement under Section 86 of the Companies Law in its present form or with or subject to any modification thereof or addition thereto or condition(s) which the Court may approve or impose
"Scheme Share(s)"	the Shares in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"Scheme Shareholder(s)"	holders of Shares other than the Controlling Parties
"Share(s)"	ordinary shares of HK$0.10 each in the capital of HCL
"Takeovers Code"	The Code on Takeovers and Mergers
"Technology Capitalization"	Technology Capitalization Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Towngas Investment Company Limited which in turn is wholly-owned by HKCG
"HK$"	Hong Kong dollars

(B) HCL was incorporated as an exempted company on 10th January, 2000 in the Cayman Islands under the Companies Law.

(C) The authorised share capital of HCL as at the Latest Practicable Date was HK$1,000,000,000 divided into 10,000,000,000 Shares, 5,000,000,000 of which have been issued and were fully paid and the remainder are unissued.

(D) The primary purpose of this Scheme is to privatise HCL by cancelling and extinguishing on the Effective Date all of the Scheme Shares such that HCL shall, thereafter, be owned as to approximately 78.69% by HIL through Felix Technology and as to approximately 21.31% by HKCG through Technology Capitalization.

(E) On the Latest Practicable Date, an aggregate of 4,235,913,616 Shares were legally and beneficially owned by the Controlling Parties and registered as follows:

Name of Controlling Parties	Name of registered holders	Number of Shares
Felix Technology	Felix Technology	3,333,213,616
Technology Capitalization	Technology Capitalization	902,700,000

Each of the Controlling Parties has undertaken that in relation to such Shares in which it is beneficially interested, each of such Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses.

(F) On the Latest Practicable Date, an aggregate of 59,420,173 Shares were beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of registered holders	Number of Shares
Banshing	Banshing	4,014,271
Covite	Covite	1,816,644
Markshing	Markshing	1,713,527
	Arsenton Nominees Limited	500
Gainwise	Gainwise	838,750
	Superb Nominees Limited	247,500
Darnman	Darnman	174,775
	Superb Nominees Limited	248,436
Lee Shau Kee	Lee Shau Kee	47,414
	HKSCC Nominees Limited	126,438
	Superb Nominees Limited	46
Fu Sang	Fu Sang	28,075
Lee King Yue	Lee King Yue	1,633
	HKSCC Nominees Limited	3,750
Lee Tat Man	Hang Seng (Nominee) Limited	33
Ho Wing Fun	Ho Wing Fun	5
Lo Tak Shing	Lo Tak Shing	51
	HKSCC Nominees Limited	1,970
Leung Sing	HKSCC Nominees Limited	750
HSBC	HKSCC Nominees Limited	50,155,605

Each of the Excluded Parties, being presumed to be acting in concert with the Offeror Group under the Takeovers Code, has undertaken or confirmed that in relation to such Shares in which each of them is beneficially interested, all such Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses and will procure that such Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of considering and, if thought fit, approving this Scheme.

(G) The Scheme involves the cancellation and extinguishment of all of the Scheme Shares on the Effective Date and, in consideration and exchange therefore, the Scheme Shareholders shall be entitled to receive HK$0.42 for each Scheme Share held by the Scheme Shareholders.

(H) The Offeror Group and each of the Controlling Parties and the Excluded Parties (other than HSBC and members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code) have agreed to appear by Counsel at the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by each of them for the purpose of giving effect to this Scheme, including without limitation, satisfying their obligations under the Scheme.

THE SCHEME

PART I

Cancellation of the Scheme Shares

1. On the Effective Date:

(a) (i) the issued share capital of HCL shall be reduced by cancelling and extinguishing the Scheme Shares; and

(ii) HCL shall apply the amount of credit arising in its books of account as a result of the reduction of its issued share capital referred to in paragraph (a)(i) above to a distributable reserve of HCL; and

(b) in consideration of the cancellation and extinguishment of their Scheme Shares, the Scheme Shareholders shall receive HK$0.42 in cash for every one (1) Scheme Share cancelled and extinguished as aforesaid.

PART II

Conditions

2. The Scheme is conditional upon the capital reduction referred to in Clause 1(a) above becoming effective.

PART III

General

3. As from the Effective Date, all certificates representing the Scheme Shares shall cease to have effect as documents of title and every Scheme Shareholder shall be bound on the request of HCL to deliver up to HCL the certificates for his or her existing shareholdings in HCL.

4. (a) Not later than ten days after the Effective Date, the Offeror Group shall send or cause to be sent to the Scheme Shareholders (as appearing in the Register at the Record Time), cheques in respect of the sums payable to such Scheme Shareholders pursuant to Clause 1(b) of this Scheme.

   (b) Unless indicated otherwise in writing to the branch share registrar of HCL in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, all such cheques shall be sent by post in pre-paid envelopes addressed to such Scheme Shareholders at their respective addresses as appearing on the Register at the Record Time or, in the case of joint Scheme Shareholders, at the address as appearing on the Register at the Record Time of the joint Scheme Shareholder whose name then stands first in the Register in respect of the relevant joint holding.

   (c) Cheques shall be posted at the risk of the addressees and neither the Offeror Group nor HCL shall be responsible for any loss or delay in transmission.

   (d) Each such cheque shall be payable to the order of the person to whom, in accordance with the provisions of paragraph (b) of this Clause 4, the envelope containing the same is addressed and the encashment of any such cheques shall be a good discharge to the Offeror Group for the monies represented thereby.

   (e) On or after the day being six calendar months after the posting of the cheques pursuant to paragraph (b) of this Clause 4, the Offeror Group shall have the right to cancel or countermand payment of any such cheque which has not been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in HIL's name with a licensed bank in Hong Kong selected by HIL. HIL shall hold such monies on trust for those entitled under the terms of this Scheme until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to Clause 1(b) of this Scheme to persons who satisfy HIL that they are respectively entitled thereto and the cheques referred to in paragraph (b) of this Clause 4 of which they are payees have not been cashed. Any payments made by HIL hereunder shall be subject, if applicable, to the deduction of any interest or withholding tax or any other deduction required by law. HIL shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of HIL to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(f) On the expiration of six years from the Effective Date, the Offeror Group shall be released from any further obligation to make any payments under this Scheme and HIL shall transfer to the Offeror Group the balance (if any), as to approximately 78.69% to HIL and as to approximately 21.31% to HKCG, of the sums standing to the credit of the deposit account referred to in paragraph (e) of this Clause 4 subject, if applicable, to the deduction of interest or any withholding tax or other tax or any other deductions required by law and subject to the deduction of any expenses.

(g) Paragraph (f) of this Clause 4 shall take effect subject to any prohibition or condition imposed by law.

5. Each instrument of transfer and certificate existing at the Record Time in respect of a holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every Scheme Shareholder of such certificate shall be bound at the request of HCL to deliver up the same to HCL for the cancellation thereof.

6. All mandates or relevant instructions to HCL in force at the Record Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

7. Subject to Clause 2, this Scheme shall become effective as soon as a copy of the Order of the Court sanctioning this Scheme under Section 86 of the Companies Law shall have been delivered to the Registrar of Companies in the Cayman Islands for registration.

8. Unless this Scheme shall have become effective on or before 28th February, 2006 or such later date, if any, as the Offeror Group and HCL may agree or as the Court on application of the Offeror Group or HCL may allow, this Scheme shall lapse.

9. HCL may consent for and on behalf of all concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

10. All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect will be borne by the Offeror Group.

Date 6th October, 2005

IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO. 389 OF 2005

IN THE MATTER OF
HENDERSON CYBER LIMITED
and
IN THE MATTER OF
SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)
AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that, by an order dated 3rd October, 2005 (the "Order") made in the above matters, the Court has directed a meeting (the "Meeting") to be convened of the Scheme Shareholders (as defined in the Scheme hereinafter mentioned) for the purpose of considering and, if thought fit, approving, with or without modifications, a scheme of arrangement (the "Scheme") proposed to be made between the Company and the Scheme Shareholders and that the Meeting will be held in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on Monday, 31st October, 2005 at 11:00 a.m. at which place and time all such Scheme Shareholders are requested to attend.

A copy of the Scheme and a copy of an explanatory memorandum explaining the effect of the Scheme are incorporated in the composite document of which this Notice forms part. A copy of the said composite document can also be obtained by the Scheme Shareholders from the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Scheme Shareholders may vote in person at the Meeting or they may appoint one or more proxies, whether a member of the Company or not, to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the chairman of the Meeting, who has absolute discretion whether or not to accept them, at the Meeting pursuant to the Order.

By the Order, the Court has appointed Mr. Leung Yuk Kwong, a director of the Company, or failing him, Mr. Lam, Ko Yin Colin, also a director of the Company, or failing him, any other person who is a director of the Company as at the date of the Order, to act as the chairman of the Meeting and has directed the chairman of the Meeting to report the results thereof to the Court.

The Scheme will be subject to a subsequent application seeking the sanction of the Court.

By Order of the Court
Henderson Cyber Limited

Dated 6th October, 2005

Registered Office
Scotia Centre, 4th Floor
P.O. Box 2804
George Town
Grand Cayman
Cayman Islands

Head Office and Principal Place of Business in Hong Kong
72-76/F., Two International Finance Centre
8 Finance Street, Central
Hong Kong

hendersoncyber

Henderson Cyber Limited

恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8023)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Henderson Cyber Limited (the "Company") will be held in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on Monday, 31st October, 2005 at 11:30 a.m. (Hong Kong time) (or so soon thereafter as the meeting of the Scheme Shareholders (as defined in the Scheme as hereinafter mentioned) convened by direction of the Grand Court of the Cayman Islands for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"**THAT**:

(A) for the purpose of giving effect to the Scheme of Arrangement dated 6th October, 2005 (the "Scheme") between the Company and the Scheme Shareholders (as defined in the Scheme), on the Effective Date (as defined in the Scheme):

(i) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares; and

(ii) the Company shall apply the amount of credit arising in its books of account as a result of the reduction of its issued share capital referred to in paragraph (i) above to a distributable reserve of the Company;

(collectively, the "Capital Reduction"); and

(B) the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme and the Capital Reduction, including (without limitation) the giving of consent to any modification of, or addition to, the Scheme and the Capital Reduction, which the Grand Court of the Cayman Islands may see fit to impose."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Dated 6th October, 2005

* *For identification purpose only*

Registered Office
Scotia Centre, 4th Floor
P.O. Box 2804
George Town
Grand Cayman
Cayman Islands

Head Office and Principal Place of Business in Hong Kong
72-76/F., Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

2. A white form of proxy for use at the Meeting is enclosed herewith.

3. In order to be valid, the white form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person if he so wishes. In the event that a member attends the Meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5. At the Meeting, the chairman of the Meeting will exercise his power under article 66 of the articles of association of the Company to put the above resolution to vote by way of a poll.

6. The register of members of the Company will be closed from Wednesday, 26th October, 2005 to Monday, 31st October, 2005 (both days inclusive) during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 25th October, 2005.

註冊辦事處
Scotia Centre, 4th Floor
P.O. Box 2804
George Town
Grand Cayman
Cayman Islands

香港總辦事處及主要營業地點
香港中環
金融街8號
國際金融中心二期
72-76樓

附註：

1. 凡有權出席會議及於會上投票之股東，均有權委任一名或多名代表代其出席及投票。委任代表毋須為本公司之股東，但必須親自代其出席會議。

2. 隨附會議適用之白色代表委任表格。

3. 會議適用之白色代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在會議或其任何續會之指定舉行時間不少於48小時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席會議及投票。倘股東於遞交代表委任表格後出席會議，則其代表委任表格將被視為作廢。

4. 倘屬股份之聯名持有人，則只有排名較先之聯名持有人親自或其委任代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。

5. 於會議上，大會主席將行使根據本公司組織章程細則之第66條細則之權力，提交上述決議案以投票方式表決。

6. 本公司將由二零零五年十月二十六日(星期三)至二零零五年十月三十一日(星期一)(包括首尾兩天)期間停止辦理股東名冊登記，而期間亦不辦理任何股份過戶登記手續。為符合資格出席會議並於會上投票，所有過戶文件連同有關股票必須不遲於二零零五年十月二十五日(星期二)下午四時交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716室)。

Henderson Cyber Limited
恒基數碼科技有限公司*

(在開曼群島註冊成立的有限公司)

(股份代號：8023)

茲通告恒基數碼科技有限公司(「本公司」)訂於二零零五年十月三十一日(星期一)上午十一時三十分(香港時間)(或緊隨奉開曼群島大法院之指令於同一地點及同一日召開計劃股東(定義見下述之該計劃)之會議或其任何續會結束後)假座香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」舉行股東特別大會，藉以考慮及酌情通過下列將提呈為特別決議案之決議案：

特別決議案

「動議：

(A) 為使本公司與計劃股東(定義見該計劃)於二零零五年十月六日訂立之協議安排(「該計劃」)得以生效，於生效日期(定義見該計劃)：

(i) 註銷及取消計劃股份，以削減本公司之已發行股本；及

(ii) 本公司會將因上文第(i)段所述削減其已發行股本而產生之賬面進賬額，記入本公司之可供分派儲備；

(統稱「削減股本」)；及

(B) 現授權本公司董事就有關進行該計劃及削減股本而作出彼等認為必須或適宜之一切行動及事宜，包括(但不限於)同意開曼群島大法院認為適宜施加於該計劃及削減股本之任何修訂或增補。」

承董事局命
公司秘書
廖祥源

日期：二零零五年十月六日

* *僅供識別*

法院已透過上述命令委任本公司董事梁沃光先生擔任該會議主席，或如其未能出席，本公司董事林高演先生擔任該會議主席，或如其未能出席，則由於頒佈命令之日期為本公司董事之任何其他人士擔任該會議主席，法院並命令主席須向法院呈報該會議之結果。

該計劃須待申請尋求法院另行批准後，始能作實。

承法院命
恒基數碼科技有限公司

日期：二零零五年十月六日

註冊辦事處
Scotia Centre, 4th Floor
P.O. Box 2804
George Town
Grand Cayman
Cayman Islands

香港總辦事處及主要營業地點
香港中環
金融街8號
國際金融中心二期
72-76樓

開曼群島大法院

訟案：二零零五年第三百八十九號

有關

恒基數碼科技有限公司

及有關

開曼群島法例第二十二章公司法(一九六一年第三號)
(以經綜合及修訂者為準)第86條

會議通告

茲通告法院已於二零零五年十月三日就上述事項頒佈命令(「命令」)，指示恒基數碼科技有限公司舉行計劃股東(定義見下述之該計劃)之會議(「該會議」)，藉以考慮並酌情通過(不論有否修訂)擬由本公司與計劃股東訂立之一項協議安排(「該計劃」)。該會議訂於二零零五年十月三十一日(星期一)上午十一時正假座香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」舉行，所有計劃股東均獲邀出席。

該計劃及闡述該計劃之影響之説明備忘錄，均隨附於綜合文件(本通告為其一部分)內。計劃股東亦可向本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)索取一份上述之綜合文件。

計劃股東可親身於該會議上投票，或可委任一名或以上委任代表(不論是否本公司股東)代其出席及投票。隨附該會議之粉紅色代表委任表格。

倘屬股份之聯名持有人，則只有排名較先之聯名持有人親自或委派代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。

代表委任表格須於該會議指定舉行時間不少於48小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。如並未交回表格，則可於該會議上根據命令呈交予大會主席(其擁有絕對酌情權決定是否接納)。

(f) 自生效日期起計第六年屆滿時，收購人集團將獲解除根據本計劃作出任何付款之任何進一步責任，而恒基發展其後在扣除法例規定之任何利息或預扣稅或其他稅項或任何其他扣減項目(倘適用)，以及扣除任何開支後，應把本第4項條款(e)段所述之存款賬戶內當時之款項餘額(如有)，轉予收購人集團(即將該款項之約78.69%轉予恒基發展及將該款項之約21.31%轉予香港中華煤氣)。

(g) 本第4項條款(f)段之實行，須受法例所施加之任何禁令或條件所限制。

5. 於記錄時間就持有任何數目之計劃股份之每一轉讓文件及股票，於生效日期將終止作為該等計劃股份之轉讓文件及股票。各該等股票之計劃股東在恒基數碼之要求下必須將其持有之計劃股份之轉讓文件及股票交回恒基數碼，以作註銷。

6. 給予恒基數碼有關任何計劃股份，並於記錄時間仍然有效之所有授權或相關指示，應不再為有效之授權或指示論。

7. 除第2項另有規定外，當法院根據公司法第86條批准本計劃之法院命令之副本，一經開曼群島公司註冊處處長登記後，本計劃即告生效。

8. 除非本計劃於二零零六年二月二十八日(或收購人集團及恒基數碼可能協定之較後日期，或法院按收購人集團或恒基數碼之申請可能准許之較後日期(如有))或之前生效，否則本計劃便告失效。

9. 恒基數碼可以代表所有有關人士，同意法院認為適宜就本計劃之任何修訂或增補或施加之任何條件。

10. 本計劃及其附帶之所有成本、收費及開支，以及進行本計劃之成本，概由收購人集團承擔。

日期：二零零五年十月六日

第三部分

一般事項

3. 由生效日期起，代表計劃股份之所有股票，將不再是有效之所有權文件，故各計劃股東須按恒基數碼要求，將涉及其現時於恒基數碼之股權之股票交付予恒基數碼。

4. (a) 在不遲於生效日期後十天內，收購人集團須根據本計劃第1項條款(b)段將應付予計劃股東(於記錄時間名列股東名冊者)之金額，以支票寄予或促使寄予該等計劃股東。

   (b) 除非向恒基數碼之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)以書面說明，否則全部該等支票須以已預付郵費信封寄予於記錄時間股東名冊所示該等計劃股東之個別地址，或就聯名計劃股東而言，則將支票寄予於記錄時間在股東名冊上就有關聯名持有股份名列首位之聯名持有人之地址。

   (c) 郵寄予收件人之支票之郵遞風險概由收件人承擔，收購人集團或恒基數碼均不會就傳遞上之任何遺失或延誤而承擔責任。

   (d) 每一該等支票須根據本第4項條款(b)段所確立之收件人名稱為抬頭人，並在存有該等支票之信封上註明收件人，而任何該等支票之兑現須被視為完全解除收購人集團就該支票所代表之金額而須作出之付款責任。

   (e) 根據本第4項條款(b)段寄出支票後第六個曆月當日或之後，收購人集團有權註銷或撤回當時仍未被兑現或已退回但未被兑現之任何該等支票之款項，並以恒基發展之名義將該等支票所代表之所有款項存於一間由恒基發展選定位於香港之持牌銀行之存款賬戶內。恒基發展將以信託方式保留該等款項至生效日期起第六年屆滿時，並可在該日期前，根據本計劃第1項條款(b)段自該賬戶支付款項予恒基發展信納為分別有權收取該等款項及本第4項條款(b)段所指支票，且為仍未被兑現之支票之收款人之人士。恒基發展據此而支付之任何款項，須扣除(如適用)法例規定之任何利息稅或預扣稅或任何其他扣減項目。恒基發展有絕對酌情權決定是否信納任何人士有權獲得支票，及根據恒基發展證實任何人士有權或無權獲得支票(視情況而定)，該決定為最終依據，並對索償有關款項之利益之所有人士具有約束力。

各除外人士（根據收購守則被視為與收購人集團一致行動）已承諾或確認，就彼等各自實益擁有之該等股份，每一股該等股份將如此保持登記及實益擁有，直至本計劃生效、被撤回或失效當日為止，並將促使根據法院指令就考慮及酌情批准本計劃而舉行之會議上，該等股份將不作代表或投票之用。

(G) 本計劃涉及於生效日期註銷及取消所有計劃股份，故計劃股東將有權就計劃股東所持每股計劃股份收取港幣0.42元，作為代價。

(H) 收購人集團、各控股人士及除外人士（不包括滙豐及滙豐集團之成員公司（根據收購守則，被視為與收購人集團一致行動））已同意由大律師出席呈請批准本計劃之聆訊，並向法院作出承諾會受其約束，並將簽署及作出並促使簽署及作出所有必須及適宜之所有該等文件、行動及事宜，以使本計劃得以生效（包括（但不限於）履行彼等於本計劃項下之責任）。

本計劃

第一部分

註銷計劃股份

1. 於生效日期：

   (a) (i) 恒基數碼之已發行股本將透過註銷及取消計劃股份之方式而被削減；及

   (ii) 恒基數碼將因根據上文(a)(i)段削減股本而產生之賬面進賬額，記入恒基數碼之可供分派儲備。

   (b) 作為註銷及取消彼等之計劃股份之代價，計劃股東將可就上述每註銷及取消一股計劃股份收取現金港幣0.42元。

第二部分

條　件

2. 本計劃須待上文第1(a)項條款所述削減股本生效後，方可作實。

(E) 於最後實際可行日期，控股人士合法及實益擁有合共4,235,913,616股股份，並登記如下：

控股人士名稱	登記持有人	股份數目
Felix Technology	Felix Technology	3,333,213,616
Technology Capitalization	Technology Capitalization	902,700,000

各控股人士已承諾，就其實益擁有之股份而言，每股有關股份將仍然如此註冊及被實益擁有，直至本計劃生效、被撤銷或失效之日期為止。.

(F) 於最後實際可行日期，除外人士實益擁有合共59,420,173股股份，並登記如下：

除外人士名稱	登記持有人	股份數目
賓勝	賓勝	4,014,271
踞威	踞威	1,816,644
敏勝	敏勝	1,713,527
	雅仙代理人有限公司	500
Gainwise	Gainwise	838,750
	Superb Nominees Limited	247,500
登銘	登銘	174,775
	Superb Nominees Limited	248,436
李兆基	李兆基	47,414
	香港中央結算(代理人)有限公司	126,438
	Superb Nominees Limited	46
富生	富生	28,075
李鏡禹	李鏡禹	1,633
	香港中央結算(代理人)有限公司	3,750
李達民	恒生(代理人)有限公司	33
何永勳	何永勳	5
羅德丞	羅德丞	51
	香港中央結算(代理人)有限公司	1,970
梁昇	香港中央結算(代理人)有限公司	750
滙豐	香港中央結算(代理人)有限公司	50,155,605

「最後實際可行日期」	指	二零零五年十月三日，即寄予股份持有人之日期為二零零五年十月六日(其中載有本計劃)之文件付印前之最後實際可行日期
「敏勝」	指	敏勝置業有限公司，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「收購人集團」	指	恒基發展及香港中華煤氣，於最後實際可行日期，透過控股人士擁有恒基數碼已發行股本合共約84.72%
「記錄時間」	指	二零零五年十二月八日(星期四)下午五時正(香港時間)，以決定獲得本計劃項下之權益之資格
「股東名冊」	指	恒基數碼之股東名冊
「本計劃」	指	根據現行公司法第86條之本協議安排，或連同任何經法院所批准或施加之任何修訂或增補或附帶條件
「計劃股份」	指	於記錄時間已發行之股份(不包括由控股人士所持有之股份)
「計劃股東」	指	控股人士以外之股份持有人
「股份」	指	恒基數碼股本中每股面值港幣0.10元之普通股
「收購守則」	指	公司收購及合併守則
「Technology Capitalization」	指	Technology Capitalization Limited，一間於英屬處女群島註冊成立之有限公司，為香港中華煤氣全資擁有之煤氣投資有限公司之全資附屬公司
「港幣」	指	港幣

(B) 恒基數碼於二零零零年一月十日在開曼群島根據公司法註冊成立為豁免公司。

(C) 恒基數碼於最後實際可行日期之法定股本為港幣1,000,000,000元，分為10,000,000,000股股份，其中5,000,000,000股已予發行及全面繳足，其餘則為未發行。

(D) 本計劃主要旨在於生效日期，藉著註銷及取消所有計劃股份將恒基數碼私有化，以致恒基數碼於日後由恒基發展透過Felix Technology擁有約78.69%權益，以及由香港中華煤氣透過Technology Capitalization擁有約21.31%權益。

「生效日期」	指	根據本計劃第7項條款本計劃生效之日期
「除外人士」	指	與收購人集團一致行動之人士，於最後實際可行日期包括賓勝、踞威、敏勝、Gainwise、登銘、李兆基博士、富生、李鏡禹先生、李達民先生、何永勳先生、羅德丞先生、梁昇先生及滙豐(及根據收購守則被視為與收購人集團一致行動之滙豐集團之成員公司)，於最後實際可行日期，彼等合共實益擁有恒基數碼已發行股本約1.19%權益
「Felix Technology」	指	Felix Technology Limited，一間於英屬處女群島註冊成立之有限公司，為恒基發展全資擁有之Best Selection Investments Limited之全資附屬公司
「富生」	指	富生有限公司，一間於香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「恒基數碼」	指	恒基數碼科技有限公司，一間於開曼群島註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，於香港註冊成立之有限公司
「香港中華煤氣」	指	香港中華煤氣有限公司，於香港註冊成立之有限公司
「恒基地產」	指	恒基兆業地產有限公司，為恒基發展之控股股東，以及一間在香港註冊成立之有限公司
「滙豐」	指	香港上海滙豐銀行有限公司
「持有人」	指	股份之登記持有人，包括透過轉讓方式而有權登記成為持有人之人士及聯名持有人
「香港」	指	中華人民共和國香港特別行政區

開曼群島大法院
訟案：二零零五年第三百八十九號

有關

恒基數碼科技有限公司

及有關

開曼群島法例第二十二章公司法(一九六一年第三號)
(以經綜合及修訂者為準)第86條

恒基數碼科技有限公司

與

計劃股份(定義見本協議安排)持有人

之間訂立之

協議安排事項

緒言

(A) 於本協議安排內，除非與主旨或文義不符，否則下列詞彙具有以下涵義：

「賓勝」	指	賓勝置業有限公司，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「公司法」	指	開曼群島法例第二十二章公司法(一九六一年第三號)(以經綜合及修訂者為準)
「控股人士」	指	Felix Technology(恒基發展之間接全資附屬公司)及Technology Capitalization(香港中華煤氣之間接全資附屬公司)，於最後實際可行日期，合共合法及實益擁有恒基數碼已發行股本約84.72%權益
「法院」	指	開曼群島大法院
「踞威」	指	踞威置業有限公司，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「登銘」	指	登銘置業有限公司，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司

9. 備查文件

下列文件於生效日期或該計劃失效或被撤回之日(以較早發生者為準)前任何週日(公眾假期除外)之正常辦公時間內，於恒基數碼之律師胡關李羅律師行之辦事處可供查閱，地址為香港中環康樂廣場1號怡和大廈27樓：

(a) 恒基數碼之組織大綱及章程細則；

(b) 恒基發展之組織大綱及章程細則；

(c) 香港中華煤氣之組織大綱及章程細則；

(d) 恒基數碼集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務報表；

(e) 恒基發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務報表；

(f) 香港中華煤氣集團之截至二零零三年及二零零四年十二月三十一日止兩個財政年度各年之經審核綜合財務報表；

(g) 獨立董事發出之函件，全文載於本文件第22至23頁；

(h) 百德能向獨立董事發出之函件，全文載於本文件第24至53頁；

(i) 本附錄第8節所述之同意書；及

(j) 本附錄第4節所述之重大合約。

(e) 該計劃涉及與附帶之所有成本、費用及開支及令該計劃生效之成本將由收購人集團承擔。

(f) 本文件及代表委任表格之中英文本概以英文本為準。

(g) 有關該建議之所有公佈將於創業板網頁刊登，以及於最少一份主要英文報章及一份主要中文報章(即兩者均須為每日出版及於香港普遍發行之報章)以付款公佈形式刊登。

7. 專家

以下為發表本文件所載意見或建議之專家之資格：

名稱	資格
滙豐	香港上海滙豐銀行有限公司，被視為證券及期貨條例下之註冊機構，從事證券及期貨條例定義之第1、4、6及9類受規管活動，並為香港法例第155章銀行業條例下之持牌銀行
里昂證券	里昂證券資本市場有限公司，為持牌法團，根據過渡性安排(已提交轉移申請)以進行證券及期貨條例之第4及6類受規管活動
百德能	百德能證券有限公司，根據證券及期貨條例持牌可從事第1類受規管活動(證券交易)及第6類受規管活動(就機構融資提供意見)
畢馬威	執業會計師

8. 同意書

滙豐、里昂證券、百德能及畢馬威已就本文件之刊發發出同意書，同意按本文件所載之個別形式及涵義，轉載彼等各自之意見或函件(視情況而定)及引述彼等之名稱、意見或函件，且迄今並無撤回其同意書。

恒基發展、Felix Technology、賓勝、踞威、敏勝、Gainwise、登銘、恒基地產及富生之最終控股股東為Hopkins（本附錄二第3節(a)(iii)段附註1所述該單位信託之受託人），其董事為李達民、馮李煥琼、林高演及Charles Hall。恒基發展、Felix Technology、賓勝、踞威、敏勝、Gainwise、登銘及恒基地產之最終母公司為恒基兆業有限公司，其董事為李兆基、李家傑、李家誠、李達民、馮李煥琼、林高演（亦為李達民之替代董事）及胡寶星。恒基發展、Felix Technology、賓勝、踞威、敏勝、Gainwise及登銘之母公司為恒基地產。

於最後實際可行日期，香港中華煤氣由恒基發展擁有37.19%權益。Technology Capitalization之母公司為香港中華煤氣。

被視為與收購人集團一致行動人士之個別人士及彼等各自之地址如下：

姓名	**地址**
李兆基	香港中環金融街8號國際金融中心二期72-76樓
李鏡禹	香港中環金融街8號國際金融中心二期72-76樓
李達民	香港中環金融街8號國際金融中心二期72-76樓
何永勳	香港中環金融街8號國際金融中心二期72-76樓
羅德丞	香港置地廣場告羅士打大廈3501室
梁昇	香港中環金融街8號國際金融中心二期72-76樓

(b) 恒基數碼之註冊地址位於Scotia Centre, 4th Floor, P. O. Box 2804, George Town, Grand Cayman, Cayman Islands。恒基數碼之香港總辦事處及主要營業地點位於香港中環金融街8號國際金融中心二期72-76樓。

(c) 滙豐之註冊地址位於香港皇后大道中1號滙豐總行大廈。

(d) 里昂證券之註冊地址位於香港金鐘道88號太古廣場一期18樓。

名稱	地址	董事
恒基地產	香港中環金融街8號國際金融中心二期72-76樓	李兆基、李家傑、林高演、李家誠、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧、郭炳濠、何永勳、葉盈枝、孫國林、羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生(羅德丞之替代董事)、胡家驃(胡寶星之替代董事)、鄺志強、高秉強及胡經昌
賓勝	香港中環金融街8號國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
踞威	香港中環金融街8號國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
敏勝	香港中環金融街8號國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
Gainwise	香港中環金融街8號國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
登銘	香港中環金融街8號國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
富生	香港中環金融街8號國際金融中心二期72-76樓	李兆基、李達民、林高演(李達民之替代董事)及李家誠

5. 重大訴訟

於最後實際可行日期，恒基數碼集團之任何成員公司概無待決或受威脅之重大訴訟或重大申索。

6. 其他事項

(a) 被視為與收購人集團一致行動之人士於股份之實益權益載於本文件第13至14頁「股權架構」一節。該等人士均為與收購人集團一致行動之集團之主要成員，並均為公司，即Felix Technology、Technology Capitalization、賓勝、踞威、敏勝、Gainwise、登銘、恒基地產及富生。彼等之地址及董事姓名如下：

名稱	地址	董事
恒基發展	香港中環 金融街8號 國際金融中心二期 72-76樓	李兆基、李家傑、林高演、李家誠、李達民、李鏡禹、劉壬泉、李寧、郭炳濠、何永勳、劉智強、黃浩明、孫國林、薛伯榮、胡寶星、阮北耀、梁希文、胡家驃（胡寶星之替代董事）、鄺志強、高秉強及胡經昌
香港中華煤氣	香港北角渣華道 363號23樓	李兆基、廖烈文、梁希文、林高演（亦為梁希文之替代董事）、李國寶、陳達雄、李家傑、陳永堅、關育材及李家誠
Felix Technology	香港中環金融街8號 國際金融中心二期 72-76樓	馮李煥琼、李鏡禹、林高演及李家誠
Technology Capitalization	香港北角渣華道 363號23樓	陳永堅、陳達雄、關育材、李寶霖（陳永堅之替代董事）及黃維義（陳達雄之替代董事）

(ii) 收購人集團或與收購人集團一致行動之任何人士或恒基數碼之任何董事或近期的董事、股東或近期的股東之間概無存在與該計劃有關連或取決於該計劃而定之任何協議、安排或諒解(包括任何賠償安排)。

(iii) 恒基數碼之任何董事及任何其他人士之間概無存在以該計劃之結果作為先決條件或取決於該計劃之結果或其他與該計劃有關之任何協議或安排。

(iv) 收購人集團概無訂立任何恒基數碼之任何董事於當中擁有重大私人利益之重大合約。

(v) 恒基數碼之執行董事陳永堅先生、林高演先生及葉盈枝先生各自與恒基數碼訂立服務合約。有關服務合約於公佈日期六個月前及六個月期間，以及於最後實際可行日期仍持續生效。各服務合約由二零零零年四月一日起，初步為期三年，並於其後繼續生效，直至及除非任何一方給予另一方不少於兩個月書面通知而終止。上述董事各自根據其服務合約，有權(i)於最初三年內之任何財政年度，收取董事酬金每年港幣20,000元(惟須經股東批准)；以及(ii)享有董事局可能在並無限制下批准之管理花紅。然而，有關之各自董事會就應付予彼之管理花紅金額之任何董事局決議案放棄投票，以及不計算在法定人數內。

除上文所披露者外，於最後實際可行日期，恒基數碼董事概無與恒基數碼集團之任何成員公司訂立尚餘有效期十二個月以上之服務合約，亦無於公佈日期前六個月內訂立或修訂任何服務合約。

4. 重大合約

於公佈日期前兩年內，恒基數碼集團之一間成員公司訂立了以下重大合約(恒基數碼集團於或擬於正常業務範圍內訂立者除外)：

於二零零四年六月二十八日，恒基數碼之全資附屬公司Startech Investment Limited(「Startech」)及與恒基數碼概無關連之兩名獨立第三者(作為賣家(統稱「賣家」))，與香港中華煤氣之全資附屬公司Wang Tack International Limited(「Wang Tack」)(作為買家)訂立一項買賣協議。據此，賣家同意向Wang Tack出售Cotech Investment Limited(「Cotech」)之全部已發行股本，且Startech同意向Wang Tack出售Cotech應償付Startech為數港幣6,224,783元之股東貸款(「Startech股東貸款」)，總代價為港幣6,245,424元，其中出售Cotech全部已發行股本之92.2%(由Startech擁有)及Startech向Wang Tack出售Startech股東貸款之代價總額為港幣6,243,814元。Cotech之唯一資產為其全資附屬公司Eastar Technology Limited，其主要業務為提供本地固定電訊網絡服務。

(c) **香港中華煤氣股份之權益及買賣**

(i) 於最後實際可行日期，以下恒基數碼董事擁有下列香港中華煤氣股份權益：

恒基數碼董事	附註	持有之香港中華煤氣股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	總計	持有之香港中華煤氣已發行股本總數及百分比 %
李兆基	14	3,226,174	–	2,157,017,776	–	2,160,243,950	38.76
李家傑	14	–	–	–	2,157,017,776	2,157,017,776	38.71
李家誠	14	–	–	–	2,157,017,776	2,157,017,776	38.71
陳永堅	15	102,825	–	–	–	102,825	0.00
李國寶	16	12,082,844	–	–	–	12,082,844	0.22

附註：

14. 該等香港中華煤氣股份中，李兆基博士實益擁有3,226,174股香港中華煤氣股份，而其餘之2,157,017,776股香港中華煤氣股份中，(i)恒基發展全資擁有之Timpani Investments Limited之全資附屬公司Disralei Investment Limited及Medley Investment Limited分別擁有1,159,024,597股香港中華煤氣股份及484,225,002股香港中華煤氣股份；(ii)恒基發展之全資附屬公司Macrostar Investment Limited擁有429,321,946股香港中華煤氣股份；(iii)恒兆全資擁有之Yamina Investment Limited之全資附屬公司Boldwin Enterprises Limited擁有3,966,472股香港中華煤氣股份；及(iv)富生擁有80,479,759股香港中華煤氣股份。根據證券及期貨條例，李兆基博士被視為於恒基發展、恒兆、富生及香港中華煤氣中擁有權益。李家傑先生及李家誠先生為恒基地產、恒基發展及香港中華煤氣之董事及於單位信託持有單位之兩個全權信託之可能受益人，根據證券及期貨條例，被視為擁有該香港中華煤氣股份之權益。

15. 該等香港中華煤氣股份由陳永堅先生及其妻子共同擁有。

16. 該等香港中華煤氣股份由李國寶博士實益擁有。

(ii) 除上文(i)披露者外，於最後實際可行日期，恒基數碼董事或恒基數碼概無於任何香港中華煤氣股權中擁有任何權益，於披露期內，恒基數碼董事及恒基數碼概無為價值買賣任何香港中華煤氣股權。

(d) **其他權益**

(i) 概無任何恒基數碼董事獲得或將會獲得任何利益，以作為離職補償或與該計劃有關之其他事宜之賠償。

(b) **恒基發展股份之權益及買賣**

(i) 於最後實際可行日期，以下恒基數碼董事擁有下列恒基發展股份權益：

恒基數碼董事	附註	持有之恒基發展股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	持有之恒基發展已發行股本總數及百分比 總計	%
李兆基	12	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
李家傑	12	–	–	–	2,075,859,007	2,075,859,007	73.68
李家誠	12	–	–	–	2,075,859,007	2,075,859,007	73.68
梁沃光	13	310	–	–	–	310	0.00

附註：

12. 該等恒基發展股份中，李兆基博士實益擁有34,779,936股恒基發展股份，而其餘之2,075,859,007股恒基發展股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬公司賓勝、敏勝、琚威、Gainwise及登銘分別擁有802,854,200股恒基發展股份、602,168,418股恒基發展股份、363,328,900股恒基發展股份、217,250,000股恒基發展股份及84,642,341股恒基發展股份；及(ii)富生擁有5,615,148股恒基發展股份。根據證券及期貨條例，李兆基博士被視為於恒基地產、富生及恒基發展中擁有權益。李家傑先生及李家誠先生為恒基地產、恒基發展及恒基數碼之董事及於單位信託持有單位之兩個全權信託之可能受益人，根據證券及期貨條例，被視為擁有該等恒基發展股份之權益。

13. 該等恒基發展股份由梁沃光先生實益擁有。

(ii) 除上文(i)披露者外，於最後實際可行日期，恒基數碼董事或恒基數碼概無於任何恒基發展股權中擁有任何權益，於披露期內，恒基數碼董事或恒基數碼概無為價值買賣任何恒基發展股權。

11. 滙豐為收購人集團之聯席財務顧問之一，故根據收購守則被視為與收購人集團一致行動之人士。該股數包括由HSBC Securities (Asia) Limited按所有權基準擁有之50,152,000股股份，以及由HSBC International Trustee Limited以全權委託方式處理之3,605股股份。該3,605股股份中之2,080股股份乃由HSBC International Trustee Limited以受託人身份擁有及控制、1,000股股份由HSBC Trustee (C.I.) Limited以受託人身份擁有及控制，以及525股股份由HSBC Trustee (Cook Islands) Limited以受託人身份擁有及控制。HSBC Securities (Asia) Limited、HSBC International Trustee Limited、HSBC Trustee (C.I.) Limited及HSBC Trustee (Cook Islands) Limited各自為滙豐控股有限公司(亦為滙豐之最終控股公司)之間接全資附屬公司。

除上文披露者外，概無滙豐集團之成員公司(根據收購守則，被視為與收購人集團一致行動)按所有權基準或全權委託方式處理授權而持有任何股份。於披露期內，滙豐集團之成員公司(根據收購守則，被視為與收購中集團一致行動)概無按所有權及／或全權委託方式處理基準為價值買賣任何恒基數碼股權。

除上文披露者外，於最後實際可行日期，概無除外人士擁有或控制任何恒基數碼股權，或於披露期內為價值買賣任何恒基數碼股權。

(v) 於最後實際可行日期，里昂證券(為恒基發展及香港中華煤氣之聯席財務顧問之一)或其任何集團公司概無擁有或控制任何恒基數碼股權，或於披露期內為價值買賣任何恒基數碼股權。

(vi) 於最後實際可行日期，百德能或其任何集團公司概無擁有或控制任何恒基數碼股權，或於披露期內為價值買賣任何恒基數碼股權。

(vii) 於最後實際可行日期，恒基數碼之附屬公司、恒基數碼或恒基數碼之任何附屬公司之退休基金，或收購守則內「聯繫人」定義第(2)類別訂明之恒基數碼之任何顧問(不包括獲豁免自營買賣商)概無擁有或控制任何恒基數碼股權，亦無於披露期內為價值買賣任何恒基數碼股權。

(viii) 於最後實際可行日期，概無任何人士已不可撤回地承諾接納或拒絕該計劃。

(ix) 於最後實際可行日期，收購人集團或與收購人集團一致行動之任何人士及任何其他人士之間概無存在收購守則第22條附註8第三段所述性質之安排。

(x) 於最後實際可行日期，恒基數碼或任何屬收購守則「聯繫人」定義第(1)、(2)、(3)或(4)類別的恒基數碼聯繫人及任何其他人士之間概無存在收購守則第22條附註8第三段所述性質之安排。

(iv) 於最後實際可行日期，除外人士擁有下列股份權益：

除外人士	附註	持有之股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	持有之恒基數碼已發行股本總數及百分比 總計	%
賓勝	5	–	–	4,014,271	–	4,014,271	0.08
踞威	5	–	–	1,816,644	–	1,816,644	0.04
敏勝	5	–	–	1,714,027	–	1,714,027	0.03
Gainwise	5	–	–	1,086,250	–	1,086,250	0.02
登銘	5	–	–	423,211	–	423,211	0.01
李兆基	1 & 6	173,898	–	4,244,996,094	–	4,245,169,992	84.90
富生	1 & 7	–	–	28,075	–	28,075	0.00
李鏡禹	8	5,383	–	–	–	5,383	0.00
李達民	9	33	–	–	–	33	0.00
何永勳	9	5	–	–	–	5	0.00
羅德丞	10	2,021	–	–	–	2,021	0.00
梁昇	10	750	–	–	–	750	0.00
滙豐	11	–	–	50,155,605	–	50,155,605	1.00

附註：

5. 賓勝、踞威、敏勝、Gainwise及登銘均為Kingslee S.A.之全資附屬公司。Kingslee S.A.乃由恒基發展之控股股東恒基地產全資擁有。因此，根據收購守則，該等公司被視為與收購人集團一致行動之人士。該等公司合共實益擁有9,054,403股股份。根據證券及期貨條例，李兆基博士被視為於該等股份中擁有權益。

6. 李兆基博士為恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事，故根據收購守則，被視為與收購人集團一致行動之人士。

7. 該28,075股股份由富生實益擁有。

8. 李鏡禹先生為恒基地產及恒基發展之董事，故根據收購守則，彼被視為與收購人集團一致行動之人士。

9. 何永勳先生及李達民先生均為恒基地產及恒基發展之董事，故根據收購守則，彼等被視為與收購人集團一致行動之人士。

10. 羅德丞先生及梁昇先生均為恒基地產之董事，故根據收購守則，其被視為與收購人集團一致行動之人士。

附註：

1. 該等股份中，李兆基博士實益擁有173,898股股份，而其餘之4,244,996,094股股份，(i) 902,700,000股股份由煤氣投資有限公司之全資附屬公司Technology Capitalization擁有，煤氣投資有限公司為香港中華煤氣全資擁有，而恒基發展持有香港中華煤氣37.19%權益；(ii) 3,333,213,616股股份由Best Selection Investments Limited之全資附屬公司Felix Technology擁有，Best Selection Investments Limited為恒基發展全資擁有，而恒基地產持有恒基發展73.48%權益；(iii)恒基地產全資擁有之Kingslee S.A.之全資附屬公司賓勝、踞威、敏勝、Gainwise及登銘分別擁有4,014,271股股份、1,816,644股股份、1,714,027股股份、1,086,250股股份及423,211股股份，而恒基兆業有限公司(「恒兆」)持有恒基地產61.87%權益；及(iv) 28,075股股份由富生擁有。

   Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「該單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份。根據證券及期貨條例，李兆基博士被視為擁有香港中華煤氣、恒基發展、恒基地產、富生及恒基數碼的權益。李家傑先生及李家誠先生為恒基地產、恒基發展及恒基數碼之董事及於該單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為恒基地產及恒基發展董事及於該單位信託持有單位之兩個全權信託之可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份之權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份由何永勳先生實益擁有。

李兆基博士、李家傑先生及李家誠先生亦為恒基數碼董事。

恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事林高演先生已將彼之前擁有之55股股份餽贈予香港一間註冊慈善機構，並於二零零五年八月十五日生效。

除上文第(ii)及(iii)項披露者外，於最後實際可行日期，概無恒基發展董事、香港中華煤氣董事或恒基數碼董事於恒基數碼股權中擁有任何權益，而於披露期內，概無恒基發展董事、香港中華煤氣董事或恒基數碼董事為價值買賣任何恒基數碼股權。

(a) **股份之權益及買賣**

(i) 於最後實際可行日期，恒基發展透過其間接全資附屬公司擁有3,333,213,616股股份，相當於恒基數碼之已發行股本約66.67%；而香港中華煤氣則透過其間接全資附屬公司擁有902,700,000股股份，相當於恒基數碼之已發行股本約18.05%。

除上文所披露者外，收購人集團及控股人士並無擁有任何恒基數碼股權，亦無於披露期內為價值買賣任何恒基數碼股權。

(ii) 於最後實際可行日期，以下恒基發展董事擁有下列股份權益：

		持有之股份數目及權益性質				持有之恒基數碼已發行股本總數及百分比	
董事	**附註**	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**總計**	**%**
李兆基	1	173,898	–	4,244,996,094	–	4,245,169,992	84.90
李家傑	1	–	–	–	4,244,996,094	4,244,996,094	84.90
李家誠	1	–	–	–	4,244,996,094	4,244,996,094	84.90
李寧	1	–	4,244,996,094	–	–	4,244,996,094	84.90
李達民	2	33	–	–	–	33	0.00
李鏡禹	3	5,383	–	–	–	5,383	0.00
何永勳	4	5	–	–	–	5	0.00

(iii) 於最後實際可行日期，以下香港中華煤氣董事擁有下列股份權益：

		持有之股份數目及權益性質				持有之恒基數碼已發行股本總數及百分比	
董事	**附註**	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**總計**	**%**
李兆基	1	173,898	–	4,244,996,094	–	4,245,169,992	84.90
李家傑	1	–	–	–	4,244,996,094	4,244,996,094	84.90
李家誠	1	–	–	–	4,244,996,094	4,244,996,094	84.90

2. 市價

股份於創業板買賣。下表顯示股份於(i)公佈日期前各六個曆月之每月最後交易日，(ii)二零零五年八月十一日(即股份暫停買賣前最後完整交易日，以待刊發該公佈)及(iii)最後實際可行日期，於創業板所報之各收市價。

日期	每股價格 *港幣*
二零零五年二月二十八日	0.21
二零零五年三月三十一日	0.21
二零零五年四月二十九日	0.20
二零零五年五月三十一日	0.21
二零零五年六月三十日	0.19
二零零五年七月二十九日	0.21
二零零五年八月十一日	0.22
最後實際可行日期	0.41

資料來源：聯交所(股價均呈列至兩個小數位)

由二零零五年二月十六日(即公佈日期前六個月之日)至最後實際可行日期止期間，於聯交所錄得之每股最低及最高收市價分別為港幣0.19元(於二零零五年七月十五日、十八日、二十一日及二十二日)及約港幣0.42元(於二零零五年八月十七日及二十四日，以及二零零五年九月一日)。

3. 披露權益

就本節而言，「要約期」指公佈日期至最後實際可行日期(包括首尾兩天)止期間，「披露期」指要約期開始前六個月起至最後實際可行日期(包括首尾兩天)止期間，而「擁有權益」及「權益」分別具有證券及期貨條例第XV部所賦予之涵義。「恒基發展股權」指恒基發展股份及恒基發展之任何其他股本、附帶大致上與恒基發展股份相同之權利之恒基發展證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具；「香港中華煤氣股權」指香港中華煤氣股份及香港中華煤氣之任何其他股本、附帶大致上與香港中華煤氣股份相同之權利之香港中華煤氣證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具，以及「恒基數碼股權」指股份及附帶投票權之恒基數碼任何其他證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具。

1. 責任聲明

本文件內所載有關恒基數碼集團之資料乃由恒基數碼董事提供。本文件之刊發已獲恒基數碼董事批准。恒基數碼董事願就本文件所載資料(有關恒基發展集團(不包括恒基數碼集團)及香港中華煤氣集團之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基發展集團(不包括恒基數碼集團)及香港中華煤氣集團之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基發展集團(不包括恒基數碼集團)及香港中華煤氣集團之陳述除外)有所誤導。

本文件內所載有關恒基發展集團之資料乃由恒基發展董事提供。本文件之刊發已獲恒基發展董事批准。恒基發展董事願就本文件所載資料(有關恒基數碼集團及香港中華煤氣集團之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基數碼集團及香港中華煤氣集團之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基數碼集團及香港中華煤氣集團之陳述除外)有所誤導。

本文件內所載有關香港中華煤氣集團之資料乃由香港中華煤氣董事提供。本文件之刊發已獲香港中華煤氣董事批准。香港中華煤氣董事願就本文件所載資料(有關恒基數碼集團及恒基發展集團之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基數碼集團及恒基發展集團之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基數碼集團及恒基發展集團之陳述除外)有所誤導。

四. 債務

於二零零五年七月三十一日(即本文件編印前就本債務聲明而言之最後實際可行日期)營業時間結束時，恒基數碼集團並無未償還借款。

於二零零五年七月三十一日，恒基數碼集團之或然負債約為港幣600,000元，包括恒基數碼集團就授予恒基數碼集團若干附屬公司之銀行貸款額度而向銀行提供之擔保。

於二零零五年七月三十一日營業時間結束時，除「債務」一節所披露者外及除恒基數碼集團之日常業務範圍內應付之正常貿易賬款外，恒基數碼集團並無任何未償還按揭、抵押、債務、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

恒基數碼董事確認，自二零零五年七月三十一日以來，恒基數碼之債務及或然負債狀況概無重大變動。

五. 重大變動

自二零零五年六月三十日(編製恒基數碼集團之最新刊發經審核綜合財務報表之日)以來，恒基數碼集團之財務或貿易狀況或前景概無重大變動。

共同控制公司

於二零零五年六月三十日

共同控制公司的資料如下：

公司名稱	企業結構	註冊成立及經營業務地點	已發行及繳足普通股股本	應佔股本權益百分比 本公司	附屬公司	主要業務
Henderson Stratech Limited	註冊成立	香港	2股每股港幣1元	–	50	提供科技解決方案
Cyberforce Limited	註冊成立	英屬處女群島	2股每股美金1元	–	50	資訊科技服務

三. 股本

於最後實際可行日期，恒基數碼之法定及已發行股本如下：

	股份數目	面值 港幣元
法定	10,000,000,000	1,000,000,000
已發行及繳足	5,000,000,000	500,000,000

由二零零五年六月三十日至最後實際可行日期，恒基數碼之股本概無變動。

每股股份於各方面均享有相同權益，包括股息、投票及資本。

除股份外，恒基數碼並無擁有任何認股權證、購股權、衍生工具、可換股證券或其他已發行證券。恒基數碼之未發行股本或借貸資本概不受任何認購權證、購股權、衍生工具或換股權所規限，而恒基數碼亦無已有條件或無條件同意使其之任何未發行股本或借貸資本受任何認股權證、購股權、衍生工具或換股權所規限。

主要附屬公司

於二零零五年六月三十日

主要附屬公司的資料如下：

公司名稱	註冊成立及經營業務地點	已發行及繳足普通股股本	應佔股本權益百分比 本公司	附屬公司	主要業務
智慧居有限公司	香港	2股每股港幣1元	—	100	提供高科技基建設計與顧問服務
數碼財務有限公司	香港	2股每股港幣1元	100	—	提供財務服務
恒基數碼財務有限公司	香港	2股每股港幣1元	100	—	提供財務服務
恒基數據庫有限公司	香港	2股每股港幣1元	–	100	提供互聯網伺服器配置中心、系統管理及互聯網服務
名氣佳網上業務有限公司	香港	2股每股港幣1元	–	100	互聯網服務及內容、電訊服務、電子商貿服務及商品銷售服務供應商
名士威有限公司	香港	2股每股港幣1元	–	100	物業投資
Konet Investment Limited	英屬處女群島	2股每股美金1元	100	–	策略性投資管理
Superweb Limited	英屬處女群島	1股每股美金1元	100	–	投資控股
偉城企業有限公司	香港	2股每股港幣1元	–	100	物業投資

以上為董事局認為對本集團營運業績或資產有重要影響之主要附屬公司。

廿九 最近頒布的會計準則

香港會計師公會已頒布若干全新及經修訂的《香港財務報告準則》、《香港會計準則》及詮釋(統稱「新香港財務報告準則」)，並於二零零五年一月一日或其後開始的會計期間生效；因此，該等準則將於本集團截至二零零六年六月三十日止年度的賬項內生效。

本集團編製截至二零零五年六月三十日止年度的賬項時並未提前採納新香港財務報告準則，但已就該等新準則所構成的影響進行評估，就目前所作出的結論，新香港財務報告準則並沒有對本集團的經營業績及財務狀況造成重大影響。

三十 結算日後事項

於二零零五年八月十六日，本公司聯同本公司的中間控股公司恒基兆業地產有限公司及恒基兆業發展有限公司(「恒發」)與本公司的聯號公司香港中華煤氣有限公司(「煤氣」)聯合公佈有關恒發及煤氣建議私有化本公司，當中涉及以每股現金港幣0.42元之註銷價取消及註銷本公司之股份(由恒發及煤氣所持之股份則除外)。

三十一 最終控股公司

本公司董事局認為二零零五年六月三十日之最終控股公司乃在香港註冊成立之恒基兆業有限公司。

廿七 或然負債

(甲) 於二零零五年六月三十日，本公司為若干附屬公司之銀行額度向銀行發出擔保，已由一間附屬公司使用之額度為港幣330,000元(2004年－港幣330,000元)。

(乙) 於二零零五年六月三十日，一間銀行為本集團其中一間附屬公司發出擔保，該附屬公司之或然負債為港幣378,000元(2004年－港幣878,000元)。

廿八 有關連人士的重大交易

於年內本集團與有關連人士訂立之重大交易如下：

(甲) 於二零零五年六月三十日，已付同母系附屬公司關於同母系附屬公司所發展的一幢物業日後將租予本集團之按金為港幣2,515,000元(2004年－港幣2,515,000元)。於二零零五年六月三十日該物業尚未興建完成。

(乙) 向本集團若干同母系附屬公司及聯號公司提供高科技基建設計及顧問服務之收入為港幣428,000元(2004年－港幣125,000元)。

(丙) 向本集團若干母系附屬公司及聯號公司提供互聯網服務收入為港幣476,000元(2004年：港幣237,000元)。

(丁) 以償還成本支付聯號公司之支援服務費用為港幣364,000元(2004年－港幣491,000元)。

(戊) 以償還成本支付同母系附屬公司提供包括法律、秘書、會計、電腦及其他相關服務以及使用辦公室設備之服務費用為港幣600,000元(2004年－港幣1,000,000元)。

(己) 向本集團若干同母系附屬公司及聯號公司提供數據中心服務之收入為港幣950,000元(2004年－港幣578,000元)。

(庚) 出售貨品予本集團之同母系附屬公司及聯號公司共值港幣8,000元(2004年－港幣4,585,000元)。

(辛) 本集團向一間聯號公司根據償還成本收回共享行政服務之職員成本港幣1,226,000元(2004年－港幣1,130,000元)。

(壬) 本集團支付若干同母系附屬公司租賃物業之費用為港幣751,000元(2004年－港幣603,000元)。

(癸) 截至二零零四年六月三十日年內，本集團將其中一間附屬公司欠負之股東貸款港幣6,225,000元轉讓予一間聯號公司。截至二零零五年六月三十日年內，並無此項貸款欠負及轉讓。

廿五 重要租賃安排

(甲) 本集團以經營租賃租出土地及樓宇。這些租賃一般初步為期二至三年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。各項經營租賃均不包含或有租金。有關土地及樓宇之賬面值已刊載於附註十三。

截至二零零五年六月三十日年內，有關土地及樓宇之租金收入為港幣1,922,000元(2004年－港幣2,106,000元)已於損益計算表確認。

(乙) 本集團以經營租賃租用電訊網絡設備。部份租賃是沒有特定條款，而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何租賃包括或有租金。

截至二零零五年六月三十日年內，有關租賃電訊網絡設備之支出為港幣3,763,000元(2004年－港幣5,237,000元)已於損益計算表確認。

(丙) 本集團亦有以經營租賃租用一些物業作商舖及傳輸站之用途。租賃起首期為一至三年，當起首租賃期屆滿後可選擇再續期。其中兩項(2004年－一項)經營租賃包括或有租金成分，以定額或有關商舖之銷售收入百份比較高者計算。除此以外，沒有任何租賃包括或有租金。

截至二零零五年六月三十日年內，有關租賃物業之支出為港幣3,295,000元(2004年－港幣2,692,000元)已於損益計算表確認。

廿六 承擔項目

(甲) 資本承擔

於二零零五年六月三十日，本集團未包括在賬項內有關系統開發之已簽約資本承擔項目費用為港幣269,000元(2004年－港幣850,000元)。

(乙) 經營租賃承擔

於二零零五年六月三十日，根據不可撤銷經營租賃在日後應付的最低租賃付款總額數如下：

	本集團			
	二零零五年		二零零四年	
	物業	電訊網絡設備	物業	電訊網絡設備
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**3,163**	**694**	2,235	2,476
一年後及五年內	**1,704**	**48**	1,181	252
	4,867	**742**	3,416	2,728

(甲) 股份溢價

股份溢價的運用乃受制於本公司細則第146(1)節及開曼群島公司法，股份溢價可供分派予本公司股東，惟於在支付建議的分派或股息後，本公司有能力償還在日常業務中到期清付的債項。

(乙) 損益賬

於二零零五年六月三十日，損益賬已包括應佔共同控制公司累積虧損港幣74,000元（2004年－港幣60,000元）。

(丙) 可供分派儲備

於二零零五年六月三十日，董事局認為本公司可供分派予股東之儲備為港幣281,680,000元（2004年－港幣280,818,000元），惟派發資本儲備及股份溢價須受上文賬項附註廿三(甲)所述之限制。

廿四 退休福利計劃

本集團的僱員均參與《職業退休金計劃條例》所界定的定額供款公積金計劃－恒基兆業公積金（「公積金」）或於《強制性公積金計劃條例》（「強積金條例」）登記之計劃（「強積金」）。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。於二零零零年十二月一日或之後僱員不能加入公積金。

本集團僱員若非公積金之會員則參與強積金計劃。除強積金條例規定之最低利益外，本集團為參與強積金計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收之僱主供款可用以扣減僱主日後之供款。本年度內並沒有動用沒收供款（2004年－港幣76,000元）。

本集團截至二零零五年六月三十日共有退休福利成本港幣962,000元（2004年－港幣1,029,000元）計入損益計算表。

(丙) 尚未行使及附合授出條件之可認購股份詳情如下：

	二零零五年 可認購股份數目		二零零四年 可認購股份數目	
	首次認購股份期權計劃	認購股份期權計劃	首次認購股份期權計劃	認購股份期權計劃
於七月一日	**27,500,000**	**100,000**	27,650,000	100,000
於年內已作廢可認購股份	**(27,500,000)**	**(100,000)**	(150,000)	–
於六月三十日	**–**	**–**	27,500,000	100,000

廿三 儲備

本集團

	資本儲備 港幣千元	股份溢價 (附註甲) 港幣千元	損益賬 (附註乙) 港幣千元	總額 港幣千元
於二零零三年七月一日	86,725	443,707	(249,736)	280,696
少數股東投入之資本盈餘	468	–	–	468
資本儲備於出售投資證券時撥轉損益賬	(1,231)	–	–	(1,231)
少數股東投入之資本盈餘於出售附屬公司時撥轉損益賬	(2,096)	–	–	(2,096)
本年度虧損	–	–	(17,818)	(17,818)
於二零零四年六月三十日	83,866	443,707	(267,554)	260,019
於二零零四年七月一日	**83,866**	**443,707**	**(267,554)**	**260,019**
本年度虧損	**–**	**–**	**(4,096)**	**(4,096)**
於二零零五年六月三十日	**83,866**	**443,707**	**(271,650)**	**255,923**

本公司

	資本儲備 港幣千元	股份溢價 (附註甲) 港幣千元	損益賬 港幣千元	總額 港幣千元
於二零零三年七月一日	82,685	443,707	(185,495)	340,897
本年度虧損	–	–	(60,079)	(60,079)
於二零零四年六月三十日	82,685	443,707	(245,574)	280,818
於二零零四年七月一日	**82,685**	**443,707**	**(245,574)**	**280,818**
本年度溢利	**–**	**–**	**862**	**862**
於二零零五年六月三十日	**82,685**	**443,707**	**(244,712)**	**281,680**

(乙) 應付貿易賬款以到期日分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
一個月內到期及按要求還款	**5,971**	5,083
一個月後及三個月內到期	**–**	–
三個月後及六個月內到期	**–**	–
	5,971	5,083

廿二 股本

	股數		票面值	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千股	千股	**港幣千元**	港幣千元
法定股本				
普通股每股港幣0.1元	**10,000,000**	10,000,000	**1,000,000**	1,000,000
已發行及繳足股本				
普通股每股港幣0.1元	**5,000,000**	5,000,000	**500,000**	500,000

(甲) 於二零零零年六月二十八日，本公司根據首次公開招股前認購股份期權計劃(「首次認購股份期權計劃」)，授予本公司、其控股公司、附屬公司、同母系附屬公司及聯號公司的若千董事及僱員認購合共32,000,000股本公司股份之股份期權，代價為港幣1元。

根據首次認購股份期權計劃之規定及條款，每位承授人將可以每股港幣1.25元之認購價，(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

所有首次認購股份期權計劃所授出之股份期權已於二零零四年七月十四日逾期作廢。

(乙) 本公司亦於二零零零年十月四日根據認購股份期權計劃，授出認購合共150,000股本公司股份之股份期權予本集團若千僱員，代價為港幣1元。

根據認購股份期權計劃之規定及條款每位承授人將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納股份期權之日)起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

所有認購股份期權計劃所授出之股份期權已於二零零四年九月三十日作癈。

(乙) 本集團設有特定之信貸政策，一般信貸期為30至90日。應收貿易賬款之賬齡分析乃按時編製並審慎控制有關之信貸風險至最低水平。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
逾期少於一個月	**3,931**	3,897
逾期一個月但少於三個月	**291**	670
逾期三個月但少於六個月	**176**	135
逾期超過六個月	**162**	211
	4,560	4,913

二十 現金及現金等價物

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行存款	**670,300**	616,728	**–**	–
銀行活期存款及現金	**4,222**	6,300	**2**	8
資產負債表之現金及現金等價物	**674,522**	623,028	**2**	8
無抵押銀行透支	**(213)**	–	**–**	–
現金流量表之現金及現金等價物	**674,309**	623,028	**2**	8

廿一 應付賬款及應付費用

(甲)

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	**港幣千元**	港幣千元
應付貿易賬款	**5,971**	5,083	**–**	–
其他應付賬款及應付費用	**4,344**	7,067	**1,311**	2,908
	10,315	12,150	**1,311**	2,908

於二零零五年六月三十日，應付賬款及應付費用中包括中間控股公司及同母系附屬公司借款分別為港幣877,000元(2004年－港幣2,436,000元)及港幣308,000元(2004年－港幣22,000元)。

十七 持有至到期證券

	本集團			
	二零零五年		二零零四年	
	港幣千元	港幣千元	港幣千元	港幣千元
	非流動	流動	非流動	流動
債務證券				
上市－香港以外	**11,465**	**–**	11,699	–
非上市	**–**	**–**	–	41,096
	11,465	**–**	11,699	41,096
上市證券市值	**11,088**	**–**	11,936	–

十八 存貨

本集團存貨乃指以成本入賬之交易貨品。

十九 應收賬款、按金及預付費用

(甲)

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	港幣千元	港幣千元
應收貿易賬款	**4,560**	4,913	**–**	–
其他應收賬款、按金及預付費用	**5,750**	11,231	**110**	120
	10,310	16,144	**110**	120

於二零零五年六月三十日，應收賬款、按金及預付費用中包括同母系附屬公司貸款港幣534,000元（2004年－港幣558,000元）及已支付予同母系附屬公司按金港幣2,515,000元（2004年－港幣2,687,000元）。

本集團應收賬款、按金及預付費用中包括港幣2,903,000元（2004年－港幣3,130,000元）之預期一年後獲償還的租務按金。除此以外，所有款額皆預期可於一年內收回。

十四 附屬公司權益

	本公司	
	二零零五年 港幣千元	二零零四年 港幣千元
非上市股份，成本值	89,875	89,875
附屬公司貸款	1,077,188	1,064,807
	1,167,063	1,154,682
附屬公司借款	(34,450)	(34,382)
	1,132,613	1,120,300
減值虧損撥備	(349,743)	(336,737)
	782,870	783,563

主要附屬公司之明細詳列於第一百三十七頁。

十五 共同控制公司權益

	本集團	
	二零零五年 港幣千元	二零零四年 港幣千元
應佔負債淨值	(74)	(60)
共同控制公司貸款	111	104
	37	44

共同控制公司之明細詳列於第一百三十八頁。

十六 投資證券

	本集團	
	二零零五年 港幣千元	二零零四年 港幣千元
非上市股份，成本值	12,560	12,560
減值虧損撥備	(5,002)	(5,002)
	7,558	7,558

本公司

	傢俱、固定裝置及辦公室設備 港幣千元
成本：	
二零零四年七月一日	227
撇除	(6)
二零零五年六月三十日	221
累計折舊：	
二零零四年七月一日	192
本年度折舊	24
撇除	(4)
二零零五年六月三十日	212
賬面淨值：	
二零零五年六月三十日	9
二零零四年六月三十日	35

(甲) 本集團之物業乃位於香港並簽有中期租約。

(乙) 包括於本集團數據中心及網絡器材與設施的港幣89,597,000元(2004年一港幣87,158,000元)中，於年內有港幣255,000元(2004年一港幣690,000元)的開發成本撥充資本。

(丙) 本集團以經營租賃租出土地及樓宇。土地及樓宇租賃一般初步為期兩年至三年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。各項經營租賃均不包含或有租金。

於二零零五年六月三十日，本集團持有用作經營租賃之土地及樓宇之賬面值為港幣27,756,000元(2004年一港幣27,756,000元)及其相關之累計折舊為港幣3,132,000元(2004年一港幣2,506,000元)。

於二零零五年六月三十日，根據不可撤銷經營租賃在日後應收的最低租賃付款總額數如下：

	本集團	
	二零零五年 港幣千元	二零零四年 港幣千元
一年內	**1,158**	1,963
一年後及五年內	**327**	603
	1,485	2,566

	零售		商業服務		大廈系統服務		資訊科技投資		對銷		綜合	
	二零零五年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元
本年度折舊	7,713	7,028	4,539	4,907	123	138	–	–				
分部資產	21,346	26,165	50,361	54,443	752	1,138	7,558	7,558	(271)	(73)	79,746	89,231
共同控制公司權益											37	44
未分配資產											686,668	682,894
資產總值											766,451	772,169
分部負債	(7,578)	(7,859)	(1,110)	(1,044)	(189)	(201)	–	–	–	8	(8,877)	(9,096)
未分配負債											(1,651)	(3,054)
負債總值											(10,528)	(12,150)
本年度資本開支	3,464	4,276	154	45	26	18	–	–				

由於本集團於本年度及上年度之業務主要於香港經營，故並無按地理區域作出分析。

十三 固定資產

本集團

	土地及樓宇 港幣千元	租賃物業裝修、傢俱、固定裝置及辦公室設備 港幣千元	機頂盒租賃 港幣千元	數據中心及網絡器材與設施 港幣千元	總值 港幣千元
成本：					
二零零四年七月一日	45,113	6,093	595	87,158	138,959
添置	–	1,031	–	2,613	3,644
撇除	–	(41)	(595)	(174)	(810)
二零零五年六月三十日	45,113	7,083	–	89,597	141,793
累計折舊及減值虧損：					
二零零四年七月一日	4,075	3,682	595	62,019	70,371
本年度折舊	1,017	1,245	–	10,137	12,399
撇除	–	(37)	(595)	(130)	(762)
二零零五年六月三十日	5,092	4,890	–	72,026	82,008
賬面淨值：					
二零零五年六月三十日	40,021	2,193	–	17,571	59,785
二零零四年六月三十日	41,038	2,411	–	25,139	68,588

十二 分部資料

分部資料是按本集團的業務分部作出呈述。由於業務分部資料對本集團的內部財務滙報工作意義較大，故被選為報告分部信息的主要形式。

本集團的主要業務分部如下：

零售	—	貨品、互聯網及電訊服務
商業服務	—	數據中心、網絡及互聯網
大廈系統服務	—	計劃顧問及軟件服務供應商
資訊科技投資		

本集團

	零售		商業服務		大廈系統服務		資訊科技投資		對銷		綜合	
	二零零五年 港幣千元	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元
營業額	**79,090**	83,297	**2,693**	2,289	**2,059**	1,755	**-**	-	**-**	-	**83,842**	87,341
其他收入	**30**	87	**1,929**	2,149	**-**	-	**-**	-	**-**	-	**1,959**	2,236
來自客戶之收入	**79,120**	83,384	**4,622**	4,438	**2,059**	1,755	**-**	-	**-**	-	**85,801**	89,577
分部業務間收入	**229**	239	**1,058**	955	**-**	-	**-**	-	**(1,287)**	(1,194)	**-**	-
合計	**79,349**	83,623	**5,680**	5,393	**2,059**	1,755	**-**	-	**(1,287)**	(1,194)	**85,801**	89,577
分部業績	**(8,468)**	(14,128)	**(7,856)**	(12,358)	**(1,423)**	(1,598)	**-**	-	**134**	-	**(17,613)**	(28,084)
利息收入											**15,433**	6,885
不予分配收入減支出											**(1,897)**	796
經營虧損											**(4,077)**	(20,403)
財務費用											**(5)**	(6)
出售投資證券虧損	**-**	-	**-**	-	**-**	-	**-**	(788)	**-**	-	**-**	(788)
少數股東投入之資本盈餘於出售附屬公司時撥轉損益賬	**-**	-	**-**	2,096	**-**	-	**-**	-	**-**	-	**-**	2,096
											(4,082)	(19,101)
應佔共同控制公司虧損											**(14)**	(14)
除稅前經常業務之虧損											**(4,096)**	(19,115)
所得稅											**-**	-
除稅後經常業務之虧損											**(4,096)**	(19,115)
少數股東權益											**-**	1,297
股東應佔虧損											**(4,096)**	(17,818)

八　五位最高酬金人士

本集團最高收入的五位僱員(沒有董事在內)之酬金如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
基本薪金、房屋津貼、其他津貼及實物利益	**4,045**	5,118
退休金供款	**198**	168
	4,243	5,286

該五位人仕之酬金分佈範圍如下：

	本集團	
	二零零五年	二零零四年
酬金級別：	**人數**	人數
港元		
無 至 1,000,000	**4**	3
1,000,001 至 1,500,000	**1**	2
	5	5

九　股東應佔虧損

股東應佔虧損包括在本公司賬項內列報為數港幣862,000元的溢利(2004年－虧損為港幣60,079,000元)。

十　股息

截至二零零五年六月三十日年止，本公司概無批准及支付任何股息(2004年－無)。

十一 每股虧損

(甲) 每股基本虧損

本年度每股基本虧損乃根據股東應佔虧損港幣4,096,000元(2004年－港幣17,818,000元)，並按年內已發行股份之加權平均股數5,000,000,000股(2004年－5,000,000,000股)計算。

(乙) 每股攤薄虧損

由於本年度及上年度並無具有潛在攤薄影響之股份存在，故不呈列每股攤薄虧損。

七　董事酬金

本公司董事酬金如下：

	二零零五年				二零零四年
	袍金	基本薪金及其他津貼	退休金供款	總額	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
執行董事					
李兆基	20	–	–	20	20
陳永堅	20	–	–	20	20
林高演	20	–	–	20	20
李家傑	20	–	–	20	20
李家誠	20	–	–	20	20
葉盈枝	20	–	–	20	20
穆得志	20	40	2	62	420
獨立非執行董事					
李國寶	100	–	–	100	100
高秉強	100	–	–	100	100
梁沃光	–	–	–	–	–
非執行董事					
胡家驃	100	–	–	100	100
合計	440	40	2	482	840

除本年度委任之梁沃光先生外，其他各董事收取董事袍金港幣20,000元（2004年－港幣20,000元）。李國寶爵士、高秉強教授及胡家驃先生兼任本公司審核委員會成員，於年內各多收取費用港幣80,000元（2004年－港幣80,000元）。

本集團於本年度及上年度並無任何董事放棄或同意放棄任何酬金的安排。

所有授予董事認購本公司股份之股份期權已於年內逾期作廢。

六　所得稅

(甲) 由於本集團於年度內錄得虧損，故並無在賬目內就香港利得稅作出撥備。

(乙) 所得稅支出和會計虧損按適用稅率計算的對賬：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
除稅前虧損	(4,096)	(19,115)
除稅前虧損的名義稅項，按17.5%計算	(717)	(3,345)
不可扣減支出的稅項影響	132	501
毋須計稅收入的稅項影響	(2,723)	(2,294)
暫時差異的稅項影響	(85)	(2)
使用可抵扣虧損的稅項影響	(54)	(44)
未確認的可抵扣虧損的稅項影響	3,447	5,184
實際稅項支出	–	–

(丙) 本集團未有就稅務虧損港幣281,531,000元(2004年－港幣262,143,000元)而確認遞延所得稅資產，乃不確實有足夠抵銷稅務虧損之未來可供課稅溢利。於現有稅務條例，稅務虧損不會過期。

五　除稅前經常業務之虧損

除稅前經常業務之虧損已扣除／(計入)下列各項：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
財務費用		
－於接獲通知時償還之銀行透支利息	**5**	6
員工成本		
－薪金、工資及其他福利	**19,713**	25,472
－界定供款計劃之供款(附註廿四)	**962**	1,029
	20,675	26,501
經營租賃費用		
－電訊網絡設施	**3,763**	5,237
－物業	**3,295**	2,692
研究及開發成本	**265**	700
減：撥充固定資產之數額(附註十三(乙))	**(255)**	(690)
	10	10
核數師酬金		
－審核服務	**580**	567
－其他服務	**173**	27
折舊	**12,399**	12,104
出售存貨成本	**30,269**	28,247
來自土地及樓宇之租金收入減租務支銷	**(1,042)**	(1,255)

二　營業額

本公司主要業務為投資控股及提供管理服務予集團公司。主要附屬公司之主要業務詳列於第一百三十七頁。

營業額包括年度內出售予顧客之貨品、來自互聯網及電訊服務收入、數據中心及網絡服務收入與計劃顧問及軟件服務供應商服務收入。項目分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
貨品銷售	**45,231**	40,077
互聯網服務	**24,579**	29,041
電訊服務	**10,321**	14,677
數據中心服務	**1,367**	1,032
計劃顧問及軟件服務供應商服務	**2,344**	1,755
網絡服務	**–**	759
	83,842	87,341

三　其他收入

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
持有至到期證券及銀行存款之利息收入	**15,331**	6,868
其他利息收入	**102**	17
	15,433	6,885
租金收入	**1,922**	2,106
其他投資股息收入	**–**	2,593
商業合夥人應佔虧損	**–**	43
其他	**161**	87
	17,516	11,714

四　其他淨虧損

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
出售固定資產虧損	**(42)**	(93)
滙兌收益	**–**	42
	(42)	(51)

(未) 借貸成本

除直接用作收購、建設或生產而需要相當長時間才可投入原定用途或銷售的資產的借貸成本予以資本化外，其他借貸成本均在發生期間計入損益計算表。

(申) 關連人士

就本賬項而言，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大影響力，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策發揮重大影響力，或本集團與另一方人士均受制於共同的監控或共同的重大影響，便會被視為關連人士。關連人士可以是個別人士或其他實體。

(亥) 分部報告

分部是指本集團內可明顯區分的組成部分，並且負責提供單項或一組相關的產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，並且承擔着不同於其他分部的風險和回報。

按照本集團的內部財務報告模式，本集團選擇以業務分部為報告分部信息的主要形式，而地區分部則為次要的分部報告形式。

分部收入、支出、業績、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括存貨、應收賬款與物業、機器及設備。分部收入、支出、資產及負債包含須在編製綜合財務報表時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。分部之間的轉移事項定價按與其他外界人士相若的條款計算。

分部資本開支是指在期內購入預計可於超過一個會計期間使用的分部資產(包括有形和無形資產)所產生的成本總額。

未能分配至分部的項目主要包括財務及企業資產、企業和融資支出及少數股東權益。

4. 經營租賃之租金收入

經營租賃之應收租金收入會在租賃期所涵蓋的會計期間內以等額在損益計算表確認，若其他基準更能反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為應收租賃淨付款總額的組成部份。

5. 數據中心服務

自客戶使用數據中心服務所產生的收入，在各自的租賃期內按直線法確認為收入。

6. 網絡服務

來自提供網絡服務之收入乃於提供服務時確認。

7. 利息收入

利息收入是按時間比例基準，以尚餘本金及適用利率累計。

8. 股息收入

來自其他投資的股息收入在股東收取款項的權利獲確立時確認。

(已) 外幣換算

有關年度內的外幣交易按交易日的適用滙率折算為港元。以外幣計價的貨幣性資產及負債均按結算日的適用滙率兑換為港元。外幣換算差額記入損益計算表內處理。

(午) 研究及開發成本

研究及開發成本，包括網站／入門網站開發成本，均於產生時記入損益計算表，惟不包括與已清楚界定的項目有關及可合理地肯定能產生未來利益的產品的開發成本。

已獲確認為資產的開發成本按有關項目的預計回報期以直線法攤銷。未被攤銷的開發成本餘額須於每段期間完結時檢討，倘若預計無法收回有關數額，則未獲攤銷的餘額，連同進一步開發成本及直接相關費用將予撇銷。若引致撇銷成本的情況及事件終止，且有令人信服的證據證明新的情況及事件會在可預見的將來持續存在，則可撥回已撇銷的開發成本減應佔攤銷後所得數額。

不確認為遞延所得稅資產和負債的暫時差異是產生自以下有限的例外情況：不可在稅務方面獲得扣減的商譽；及不影響會計或應稅溢利的資產或負債的初始確認。

遞延所得稅額是按照資產和負債賬面金額的預期實現或清償方式，根據已執行或在結算日實質上已執行的稅率計量。遞延所得稅資產和負債均不貼現計算。

本集團會在每個結算日評估遞延所得稅資產的賬面金額。如果本集團預期不再可能獲得足夠的應稅溢利以抵扣相關的稅務利益，該遞延所得稅資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應稅溢利，有關減額便會轉回。

4. 本期和遞延所得稅結餘及其變動額會分開列示，並且不予抵銷。本期和遞延所得稅資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，才可以分別抵銷本期和遞延所得稅負債。

(卯) 準備及或然負債

倘若本公司或本集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。如果貨幣時間價值重大，則按預計履行義務所需資源的現值計列準備。

倘若含有經濟效益的資源外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債，但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債，但假如這類資源外流的可能性極低則除外。

(辰) 收入確認

假設經濟利益有可能歸本集團所有，以及能夠可靠地衡量收入與成本(如適用)，收入將以下列方式於損益計算表中確認：

1. 貨品銷售

來自銷售貨品的收入於客戶接受貨品及其擁有權的相關風險與回報時確認。收入在扣除任何貿易折扣後列賬。

2. 互聯網及電訊服務

互聯網及電訊服務收入於提供有關服務時確認。

3. 計劃顧問及軟件服務供應商服務收入

計劃顧問及軟件服務供應商服務收入於提供有關服務時確認。

(子) 現金及現金等價物

現金及現金等價物包含銀行存款及現金、存放於銀行和其他財務機構的活期存款，以及短期和流動性極高的投資項目。這些項目可以容易地換算為已知的現金數額、所須承受的價值變動風險甚小，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括須於接獲通知時償還，並構成本集團現金管理一部分的銀行透支。

(丑) 僱員福利

1. 薪金、年度花紅、有薪年假、假期旅遊津貼及各項非貨幣福利令本集團產生的成本，均在本集團僱員提供相關服務的年度內累計。

2. 界定供款計劃和根據香港《強制性公積金計劃條例》所規定的強制性公積金供款中僱主之供款責任，均於產生時在損益計算表列支。

3. 如本集團授予僱員可認購本公司股份的認購股份期權，在授予日期不會確認僱員福利成本或義務。當認購股份期權被行使時，股東權益按所收取款項的數額增加。

(寅) 所得税

1. 本年度所得税包括本期所得税及遞延所得税資產和負債的變動。本期所得税及遞延所得税資產和負債的變動均在損益賬內確認。

2. 本期所得税是按本年度應税收入根據已執行或在結算日實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

3. 遞延所得税資產和負債分別由可抵扣和應税暫時差異產生。暫時差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計税基礎的差異。遞延所得税資產也可以由未利用可抵扣虧損和未利用税款抵減產生。

   除了某些有限的例外情況外，所有遞延所得税負債和遞延所得税資產(只限於很可能獲得能利用該遞延所得税資產來抵扣的未來應税溢利)都會確認。支持確認由可抵扣暫時差異所產生遞延所得税資產的未來應税溢利包括因轉回目前存在的應税暫時差異而產生的數額；但這些轉回的差異必須與同一税務機關及同一應税實體有關，並預期在可抵扣暫時差異預計轉回的同一期間或遞延所得税資產所產生可抵扣虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應税暫時差異是否足以支持確認由未利用可抵扣虧損和税款抵減所產生的遞延所得税資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應税實體有關，並是否預期在能夠使用未利用可抵扣虧損和税款抵減撥回的同一期間內轉回。

- 於附屬公司及共同控制公司的投資(按公平價值列賬者除外)；

- 無形資產；及

- 正商譽(不論是在產生時與儲備抵銷或確認為資產)。

如果發現有減值跡象，便會估計該資產的可收回數額。對於當未可供使用或在由資產可供使用日起計按二十年以上攤銷的無形資產，或是由最初被確認時起計按二十年以上攤銷的商譽，均會在每個結算日評估其可收回數額。當資產的賬面金額高於可收回數額時，便會於損益賬確認減值虧損。

1. 計算可收回數額

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別(即現金產生單位)來釐定可收回數額。

2. 減值虧損轉回

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回，但商譽除外。至於商譽的減值虧損，倘若虧損是由性質獨特及預計不會再出現的特殊外界因素所造成，而且可收回數額的增加明顯是與該特殊因素轉回有關，才會將減值虧損轉回。

所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益計算表。

(癸) 存貨

存貨是以成本與可變現淨值兩者中的較低數額入賬。

成本包括所有採購成本、加工成本及將存貨運至現址和達致現狀所需的其他成本，並以加權平均成本法計算。

可變現淨值是以在日常業務中的估計售價減去完成生產及銷售所需的估計成本後得出。

出售存貨時，其賬面值會確認為相關收入獲確認期間的支出。存貨減至可變現淨值的數額及所有存貨損失，均確認為減值或損失發生期間的支出。因可變現淨值增加而逆轉的任何存貨減值數額，均在逆轉發生期間所確認的支出項目中列為存貨減少之數。

2. 折舊

固定資產的折舊是按照其預計可用年限，以直線法攤銷成本計算。就此採用的年率如下：

土地	按租約尚餘年期
樓宇	按租約尚餘年期或40年 (以兩者中的較短期限為準)
租賃物業裝修	按有關租約的期限或5年 (以兩者中的較短期限為準)
作租賃之機頂盒	2年
數據中心及網絡之器材與設施	5至10年
傢俬、固定裝置及辦公室設備	3至5年

3. 出售

報廢或出售固定資產的收益或虧損按資產的估計出售所得淨額與賬面值之間的差額釐定，並於報廢或出售當日在損益計算表中確認。

(辛) 租賃資產

出租人並未轉讓所有權的全部相關風險及報酬的資產租賃，歸類為經營租賃。

1. 用作經營租賃的資產

如屬本集團以經營租賃出租的資產，則有關的資產會按性質列入資產負債表，並在適當的情況下，按以上附註一(庚)2所載本集團的折舊政策計算折舊。減值虧損按照附註一(壬)所述的會計政策入賬。經營租賃所產生的收入則根據附註一(辰)4所載本集團確認收入的政策確認。

2. 經營租賃費用

如屬本集團透過經營租賃使用的資產，則根據租賃作出的付款會在租賃期所涵蓋的會計期間內，以等額在損益計算表扣除；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為租賃淨付款總額的組成部分。

(壬) 資產減值

董事在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：

— 物業、機器及設備；

至於尚未在綜合損益計算表內確認的任何負商譽：

- 如為受控制附屬公司，有關的負商譽會在綜合資產負債表內列示為資產的減項，與正商譽屬於同一個資產負債表類別；及

- 如為共同控制公司，有關的負商譽會計入共同控制公司權益中。

如於年內出售受控制附屬公司或共同控制公司，以往未在綜合損益計算表攤銷或以往作為集團儲備變動處理的應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(己) 證券投資

本集團有關證券投資(於附屬公司及共同控制公司的投資除外)的政策如下：

1. 本集團有能力並計劃持有至到期的有期債務證券，歸類為「持有至到期證券」。這些證券是以攤銷成本減去任何減值準備後記入資產負債表。倘若預期不會全數收回賬面金額，則會提撥減值準備，並在損益計算表內確認為支出。這些準備是就各項投資個別釐定。

2. 持續持有作既定的長期用途的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公平價值下跌至低於賬面金額時，便會提撥減值準備，並在損益計算表內確認為支出。這些準備是就各項投資個別釐定。

3. 在引致撇減或註銷的情況及事項不再存在，並有令人信服的憑證顯示新的情況及事項將會在可見將來持續下去時，便會撥回就持有至到期證券及投資證券的賬面金額提撥的減值準備。

4. 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益計算表。

(庚) 固定資產與折舊

1. 估值

   固定資產乃按成本值減任何累計折舊及減值虧損(參閱附註一(壬))入賬。固定資產的賬面值會定期審閱，以評估其可收回價值是否已下跌至低於賬面值。

   有關已確認固定資產的其後開支均於本集團可以獲得超逾現有資產的原本評定表現水平的未來經濟效益時，加入資產的賬面值內。所有其他其後開支則於產生的期間內確認為支出。

團轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。綜合損益計算表反映出年內本集團所佔共同控制公司於收購後的業績，包括按照附註一(戊)在本年度列支或計入的正商譽或負商譽的任何攤銷。

本集團與共同控制公司之間交易所產生的未變現損益，均按本集團於共同控制公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損會即時在損益計算表內確認。

本公司資產負債表所示於共同控制公司的投資，是按成本減去任何減值虧損(參閱附註一(壬))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或共同控制公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。

(戊) 商譽

編製綜合財務報表時產生的正商譽是指投資成本超過本集團佔所收購可分資產與負債公平價值的數額。就受控制附屬公司而言：

- 對於在二零零一年七月一日之前作出的收購，正商譽與儲備抵銷，並且減去減值虧損(參閱附註一(壬))之數；及

- 對於在二零零一年七月一日或之後作出的收購，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(壬))後，記入綜合資產負債表。

至於收購共同控制公司方面，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(壬))後，計入共同控制公司權益中。

收購受控制附屬公司及共同控制公司所產生的負商譽是指本集團佔所收購可分資產與負債公平價值超過投資成本的數額。負商譽的入賬方法如下：

- 對於在二零零一年七月一日之前作出的收購，負商譽計入資本儲備；及

- 對於在二零零一年七月一日或之後作出的收購，假如負商譽關乎已在收購計劃中確定及可以可靠地計算，但尚未確認的預計未來虧損和支出，便會在未來虧損和支出確認時，在綜合損益計算表內確認。任何尚餘的負商譽(但以所收購非貨幣資產公平價值為限)則按應計折舊╱攤銷的非貨幣資產的加權平均可用年限，在綜合損益計算表內確認。然而，如尚餘的負商譽數額高於所收購非貨幣資產公平價值，這部分負商譽便會即時在綜合損益計算表內確認。

賬項附註

一　主要會計政策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布的所有適用的《香港財務報告準則》(包括所有適用的《會計實務準則》及詮釋)、香港公認會計原則及香港《公司條例》的披露規定編製，亦符合香港聯合交易所有限公司創業板(「創業板」)證券上市規則之適用的披露規定。本集團採用的主要會計政策概述如下。

(乙) 賬項編製基準

除部分投資按市值入賬(見下文所載的會計政策)外，本賬項是以歷史成本作為編製基準。

(丙) 附屬公司

附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

集團於受控制附屬公司的投資均在綜合財務報表中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

本公司資產負債表所示於附屬公司的投資，是按成本減去任何減值虧損(參閱附註一(壬))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。

(丁) 共同控制公司

共同控制公司是指本集團或本公司與其他方根據合約安排經營的實體。有關的合約安排確定，本集團或本公司與一名或以上的其他方共同控制該實體的經濟活動。

於共同控制公司的投資是按權益法記入綜合財務報表，並且先以成本入賬，然後就本集團佔該共同控制公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或共同控制公司是長期在嚴格限制條件下經營，以致其向本集

綜合現金流量表附註

(甲) 出售附屬公司

	二零零五年 港幣千元	二零零四年 港幣千元
出售資產淨值：		
固定資產	–	4,704
應收賬款、按金及預付費用	–	2,232
現金及現金等價物	–	58
應付賬款	–	(6,974)
少數股東權益	–	(1)
代價	–	19
支付方式：		
其他應收賬款	–	19
出售之淨現金流出：		
出售所付出之現金及現金等價物	–	(58)

綜合現金流量表

截至二零零五年六月三十日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元
營運業務			
除税前經常業務之虧損		(4,096)	(19,115)
調整項目：			
利息收入		(15,433)	(6,885)
滙兑收益		–	(16)
折舊		12,399	12,104
利息支出		5	6
出售固定資產虧損		42	93
應佔共同控制公司虧損		14	14
出售投資證券虧損		–	788
少數股東投入之資本盈餘於出售附屬公司時撥轉損益賬		–	(2,096)
營運資金變動前經營虧損		(7,069)	(15,107)
減少／(增加)存貨		1,238	(541)
減少應收賬款、按金及預付費用		5,589	840
減少應付賬款及應付費用		(1,272)	(4,144)
營運業務所用的現金淨值		(1,514)	(18,952)
投資活動			
購入固定資產		(4,207)	(6,460)
出售固定資產		6	5
出售附屬公司		19	–
出售投資證券		–	41,981
贖回持有至到期證券		40,794	164,502
出售附屬公司所付出之現金淨額	(甲)	–	(58)
共同控制公司貸款		(7)	(28)
利息收入		16,195	12,562
投資活動所得的現金淨值		52,800	212,504
融資活動			
少數股東還款		–	(1,015)
發行股份予少數股東		–	2,340
利息支出		(5)	(6)
融資活動所(用)／得的現金淨值		(5)	1,319
現金及現金等價物增加淨值		51,281	194,871
於七月一日之現金及現金等價物		623,028	428,157
於六月三十日之現金及現金等價物	二十	674,309	623,028

第一百零八頁至一百三十八頁之附註屬本賬項之一部份，應同時參閱。

綜合權益變動表

截至二零零五年六月三十日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元
於七月一日的股東權益		760,019	780,696
少數股東投入之資本盈餘	廿三	–	468
未在損益計算表確認的淨收益及淨虧損		–	468
資本儲備於出售投資證券時撥轉損益賬	廿三	–	(1,231)
少數股東投入之資本盈餘 於出售附屬公司時撥轉損益賬	廿三	–	(2,096)
本年度淨虧損	廿三	(4,096)	(17,818)
		(4,096)	(20,677)
於六月三十日的股東權益		755,923	760,019

第一百零八頁至一百三十八頁之附註屬本賬項之一部份，應同時參閱。

資產負債表

二零零五年六月三十日

	附註	本集團 二零零五年 港幣千元	本集團 二零零四年 港幣千元	本公司 二零零五年 港幣千元	本公司 二零零四年 港幣千元
非流動資產					
固定資產	十三	59,785	68,588	9	35
附屬公司權益	十四	–	–	782,870	783,563
共同控制公司權益	十五	37	44	–	–
投資證券	十六	7,558	7,558	–	–
持有至到期證券	十七	11,465	11,699	–	–
		78,845	87,889	782,879	783,598
流動資產					
持有至到期證券	十七	–	41,096	–	–
存貨	十八	2,774	4,012	–	–
應收賬款、按金及預付費用	十九	10,310	16,144	110	120
現金及現金等價物	二十	674,522	623,028	2	8
		687,606	684,280	112	128
流動負債					
無抵押銀行透支	二十	213	–	–	–
應付賬款及應付費用	廿一	10,315	12,150	1,311	2,908
		10,528	12,150	1,311	2,908
流動資產／(負債)淨值		677,078	672,130	(1,199)	(2,780)
資產淨值		755,923	760,019	781,680	780,818
資本及儲備					
股本	廿二	500,000	500,000	500,000	500,000
儲備	廿三	255,923	260,019	281,680	280,818
		755,923	760,019	781,680	780,818

由董事局於二零零五年九月十六日批准及授權刊發。

林高演　)
葉盈枝　) 董事

第一百零八頁至一百三十八頁之附註屬本賬項之一部份，應同時參閱。

二. 恒基數碼集團截至二零零五年六月三十日止年度之經審核綜合財務報表

下列資料乃摘錄自恒基數碼集團截至二零零五年六月三十日止年度之經審核綜合財務報表，下列報表之頁次指恒基數碼之二零零五年年報之頁次。就下列所載之摘錄而言，「本公司」指恒基數碼，而「本集團」則指「恒基數碼集團」。

綜合損益計算表

截至二零零五年六月三十日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元
營業額	二	83,842	87,341
其他收入	三	17,516	11,714
其他淨虧損	四	(42)	(51)
		101,316	99,004
直接成本及營運費用		(79,136)	(93,416)
銷售及分銷成本		(18,913)	(17,265)
行政費用		(7,344)	(8,726)
經營虧損		(4,077)	(20,403)
財務費用	五	(5)	(6)
出售投資證券虧損		–	(788)
少數股東投入之資本盈餘 於出售附屬公司時撥轉損益賬	廿三	–	2,096
		(4,082)	(19,101)
應佔共同控制公司虧損		(14)	(14)
除税前經常業務之虧損	五	(4,096)	(19,115)
所得税	六(甲)	–	–
除税後經常業務之虧損		(4,096)	(19,115)
少數股東權益		–	1,297
股東應佔虧損	九	(4,096)	(17,818)
股東應佔虧損如下：			
本公司及附屬公司		(4,082)	(17,804)
共同控制公司		(14)	(14)
		(4,096)	(17,818)
每股虧損			
基本	十一	港幣0.08仙	港幣0.36仙

第一百零八頁至一百三十八頁之附註屬本賬項之一部份，應同時參閱。

一. 三年財務概要

以下為恒基數碼集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年之經審核綜合業績(摘錄自恒基數碼之二零零三年、二零零四年及二零零五年年報)：

	截至六月三十日止年度		
	二零零五年	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*
營業額	83,842	87,341	83,751
經營虧損	(4,077)	(20,403)	(13,137)
應佔共同控制公司虧損	(14)	(14)	(13)
除税前經常業務之虧損	(4,096)	(19,115)	(17,025)
所得税	—	—	—
除税後經常業務之虧損	(4,096)	(19,115)	(17,025)
少數股東權益	—	1,297	14
股東應佔虧損	(4,096)	(17,818)	(17,011)
每股虧損	(港幣0.0008)	(港幣0.0036元)	(港幣0.0034元)

附註： 於過去三個財政年度並無已宣派股息或特殊項目。

假設所有條件達成或獲豁免(如適用)，則該計劃將於生效日期生效。生效日期預期為二零零五年十二月八日(星期四)。有關該等會議之結果，以及(倘所有決議案於該等會議上獲得通過)股份最後買賣日期、記錄時間、大法院就批准該計劃之呈請之聆訊結果、生效日期，以及撤銷股份於創業板上市地位之日期詳情，將另行發表報章公佈及在創業板網頁刊登公佈。

其他資料

有關該建議之其他資料載於本文件之各附錄，全部附錄均屬本說明備忘錄之一部分。

二零零五年十月二十九日(星期六)上午十一時三十分前交回，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院會議代表委任表格及／或股東特別大會代表委任表格－恒基數碼科技有限公司」，方便獨立股東及／或股東(如適用)填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後， 閣下仍可親自出席有關會議，並按意願於會上投票。若 閣下於遞交有關代表委任表格後出席該等會議，則交回之代表委任表格將被視為作廢。

恒基數碼只會承認名列恒基數碼股東名冊之人士為股東，但恒基數碼不會承認股份之實益擁有人(其股份以信託形式由代名人、受託人或其他人士持有，及以該等人士之名義登記)為股東。就股份之任何實益擁有人(「實益擁有人」)而言，倘若其股份均以代名人、受託人、存管處或任何其他認可託管商或第三者(「登記持有人」)之名義登記，則彼等應聯絡有關登記持有人，就實益擁有人實益擁有之股份應如何在法院會議及／或股東特別大會上投票之事宜，向有關登記持有人發出指示及／或與其作出安排。擬親身出席法院會議及／或股東特別大會之實益擁有人，應直接聯絡登記持有人，並與登記持有人作出適當安排，讓實益擁有人能夠出席法院會議及／或股東特別大會及於會上投票。就此，登記持有人可委任實益擁有人為其委任代表。登記持有人應根據恒基數碼之章程細則內所有相關條文，於有關法院會議及／或股東特別大會上委派委任代表。倘若登記持有人委派委任代表，則登記持有人須填妥及簽妥有關代表委任表格，並須按上一段詳述之方式，於遞交有關代表委任表格之最後時間前交回。

就任何將其股份寄存在香港中央結算有限公司運作之中央結算及交收系統(「中央結算系統」)內，並以香港中央結算(代理人)有限公司之名義登記之實益擁有人而言，除非有關實益擁有人屬於獲准以投資者戶口持有人(「投資者戶口持有人」)之身份參與中央結算系統之人士，否則有關實益擁有人若擬就協議安排進行投票，必須聯絡其經紀、託管商、代名人或其他有關人士(彼為中央結算系統參與者或彼已將有關股份寄存於中央結算系統參與者)(「其他中央結算系統參與者」)，向彼等發出有關投票之指示。就以香港中央結算(代理人)有限公司之名義登記之股份而言，投資者戶口持有人及其他中央結算系統參與者須根據「中央結算系統一般規則」及「中央結算系統運作程序規則」作出有關協議安排之投票程序。

為決定有權出席法院會議並在會上投票之獨立股東身份，以及有權出席股東特別大會並在會上投票之股東身份，由二零零五年十月二十六日(星期三)至二零零五年十月三十一日(星期一)(包括首尾兩天)，將暫停辦理股份過戶登記手續。於該段期間內，任何股份之過戶手續均不受理。為符合資格在法院會議及股東特別大會上投票，所有過戶文件連同有關股票，均須不遲於二零零五年十月二十五日(星期二)下午四時正交回恒基數碼之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716室)。

要求於股東特別大會上以投票方式表決之程序

根據恒基數碼章程細則第66條細則，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，除非(於宣佈舉手表決結果之前或當時或於撤回任何其他就投票提出之要求時)有效提出要求或根據創業板上市規則以投票方式表決則作別論。以投票方式表決之要求可由下列人士提出：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或倘股東為法團，則由其正式授權代表出席)或由委任代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或倘股東為法團，則由其正式授權代表出席)或由委任代表出席之一名或多名股東；或

(d) 一名或多名親自出席大會之股東(或倘股東為法團，則由其正式授權代表出席)或其委任代表，彼等須持有獲賦予可在大會上投票之股份，而該等股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

一名股東之委任代表(或倘股東為法團，則由其正式授權代表出席)所提出之要求將被視作猶如一名股東所提出之要求。

股東將採取之行動

本文件隨附適用於法院會議之粉紅色代表委任表格及適用於股東特別大會之白色代表委任表格。

無論　閣下能否親自出席該等會議，務請獨立股東按照隨附之法院會議之粉紅色代表委任表格上印備之指示填妥及簽署，並務請股東按照隨附之股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基數碼之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。惟在任何情況下，交回之時間不得遲於下列各時間。就法院會議適用之粉紅色代表委任表格而言，務請　閣下於二零零五年十月二十九日(星期六)上午十一時正前交回此代表委任表格。倘未能於上述時間交回，可於法院會議上根據大法院於二零零五年十月三日發出之命令交予法院會議主席(其擁有絕對酌情權決定是否接納)。股東特別大會之白色代表委任表格必須於

劃；及(ii)在法院會議上投票（以投票表決方式進行）反對該決議案之票數，不多於全體獨立股東所持所有股份價值之10%，該決議案方被視為已被通過。根據獨立股東於最後實際可行日期所持有之704,666,211股股份計算，該股份之10%為70,466,621股股份。

緊隨法院會議後，已召開之股東特別大會將考慮及酌情通過一項批准因該計劃而削減恒基數碼之已發行股本並使其生效之特別決議案。若股東以大多數（即親身或委任代表出席股東特別大會，並於會上投票之股東最少四分之三）投票批准，則特別決議案將會被通過。全體股東均有權出席股東特別大會並於會上就特別決議案投票。

於最後實際可行日期，控股人士實益擁有合共4,235,913,616股股份，相當於恒基數碼已發行股本約84.72%。由於控股人士各自為恒基發展及香港中華煤氣（即收購人集團）之間接全資附屬公司，該等股份不會構成計劃股份之一部分，亦因此不會在為批准該計劃而舉行之法院會議上作代表或投票之用。概因並無任何禁制規限控股人士出席股東特別大會及在會上投票，故控股人士已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將投票贊成將在股東特別大會上提呈以批准因該計劃而削減恒基數碼已發行股本之特別決議案。

此外，由於除外人士（於最後實際可行日期，彼等合共實益擁有59,420,173股股份，相當於恒基數碼已發行股本約1.19%）及彼等之代名人（除外人士實益擁有之一些股份以其名義登記）根據以上已闡釋之原因，將不會以計劃股東之身分親身或委任代表出席法院會議並於會上投票。現並無任何禁制規限除外人士出席股東特別大會及於會上投票，但不包括李鏡禹先生、李達民先生及何永勳先生（彼等在尋求執行人員裁定恒基發展及香港中華煤氣各自之董事並無面對利益衝突，以致收購守則第2.4條適用於該建議時，已確認彼等將不會以股東身份參與以批准該建議之股東會議）。

該等會議之通告載於本文件第128至131頁。該等會議將於二零零五年十月三十一日（星期一）在有關通告各自所列之時間假座香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」舉行。

生效日期起計第六年屆滿時，收購人集團將獲解除根據該計劃作出任何付款之任何進一步責任，而恒基發展其後在扣除法例規定之任何利息或預扣稅或其他稅項或任何其他扣減項目(倘適用)，以及扣除任何開支後，應把其名下之存款賬戶內當時之款項餘額(如有)轉予收購人集團(即將該款項之約78.69%轉予恒基發展及將該款項之約21.31%轉予香港中華煤氣)。

倘若恒基數碼之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)並無收到以書面作出之任何相反特定指示，則支票將寄發予於記錄時間名列股東名冊之計劃股東各自之地址，倘為聯名計劃股東，則寄予股東名冊就聯名股權名列首位之聯名持有人之登記地址。所有該等支票將郵寄予有權收取該等支票之人士，風險由彼等自行承擔。收購人集團或恒基數碼將不會對遺失或傳遞延誤承擔任何責任。

海外計劃股東

就有關非香港居民之計劃股東而言，彼等可能受彼等所居住司法權區之法律規限。該等計劃股東應自行了解及遵守任何適用之法律或監管規定。所有海外計劃股東均有責任完全遵守有關司法權區有關此等事項之法例，包括取得所需之任何政府批准，外滙管制或其他同意，或辦理其他必要之正式手續，以及支付於該司法權區應付之任何發行、轉讓或其他稅項。

稅項

不論於香港或其他司法權區之計劃股東如對該建議所涉及之稅項，尤其是收取註銷價會否對該等計劃股東構成支付香港或其他司法權區之稅項之責任等事宜有任何疑問，應諮詢彼等之專業顧問。

該等會議

根據大法院之指令，已召開之法院會議將考慮並酌情通過適當決議案以批准該計劃(不論有否修訂)。就有關大法院批准該計劃而言，如獲大多數(持有相當於75%之股份價值)出席及於法院會議上投票(親身或委派委任代表)之計劃股東對該計劃投贊成票，該項決議案將被視為已獲通過(以投票表決方式進行)。如以上所闡釋，然而根據收購守則，只有在(i)獨立股東親自或委任代表在法院會議上，透過所持股份之投票權，以最少75%票數批准該計

股票、買賣及上市

於該計劃生效後，全部計劃股份將會註銷及取消，因此，代表計劃股份之全部股票亦將不再當為有效之所有權文件或證明。

緊接生效日期(預計為二零零五年十二月八日(星期四))後，恒基數碼將會向聯交所提出申請，根據創業板上市規則第9.23(2)條，撤銷股份在創業板之上市地位。在該情況下，預計於二零零五年十二月十二日(星期一)股份撤銷在創業板上市。

該計劃及撤銷股份在創業板上市地位生效之實際日期，將會以報章公佈及在創業板網頁刊登公佈之方式知會計劃股東。

倘若該計劃不獲批准或撤回或已告失效，則擬維持股份在創業板之上市地位。

登記及付款

現建議於緊隨二零零五年十二月七日(星期三)下午四時正(或以報章公佈及在創業板網頁刊登公佈之方式通知計劃股東之其他日期)後停止辦理股份過戶登記手續，以確定根據該計劃獲得註銷價之權利。計劃股東或彼等之所有權繼承人，應確保彼等之股份於停止辦理股份過戶登記手續前以彼等之名義或彼等代名人之名義登記或送交過戶處登記。恒基數碼之香港股份過戶登記分處為香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716室)。

假設該計劃於二零零五年十二月八日(星期四)生效，則註銷價之支票將寄發予於記錄時間名列股東名冊之計劃股東，並預期該等支票將於二零零五年十二月十七日(星期六)或之前寄予計劃股東，但在任何情況下須於生效日期起十日內寄發。根據該計劃，於寄出支票後第六個曆月當日或之後，收購人集團有權註銷或撤回當時仍未被兑現或已退回但未被兑現之任何該等支票之款項，並以恒基發展之名義將該等支票所代表之所有款項存於一間由恒基發展選定位於香港之持牌銀行之存款賬戶內。恒基發展將以信託方式保留該等款項至生效日期起第六年屆滿時，並可在該日期前，根據該計劃第4(e)項條款，自該賬戶支付款項予恒基發展信納為分別有權收取該等款項，且為仍未被兑現之支票之收款人之人士。自

鑑於收購人集團於該建議之權益，以及下一段所闡釋除外人士與收購人集團之直接或間接關係，根據收購守則，除外人士被視為與收購人集團一致行動之人士，故除外人士之全部59,420,173股股份（相當於恒基數碼已發行股本約1.19%）將不會在法院會議上就批准該計劃而作代表或投票之用。然而，該等股份確實構成計劃股份之一部分。現並無任何禁制規限除外人士出席股東特別大會及於會上投票，但不包括李鏡禹先生、李達民先生及何永勳先生（彼等在尋求執行人員裁定恒基發展及香港中華煤氣各自之董事並無面對利益衝突，以致收購守則第2.4條適用於該建議時，已確認彼等將不會以股東身份參與以批准該建議之股東會議）。

於最後實際可行日期，賓勝、踞威、敏勝、Gainwise及登銘（均為恒基地產（恒基發展之控股股東）之間接全資附屬公司）合共實益擁有9,054,403股股份，相當於恒基數碼之已發行股本約0.18%；李兆基博士（恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事）實益擁有173,898股股份，相當於恒基數碼之已發行股本約0.01%。此外，根據證券及期貨條例，李兆基博士被視為於控股人士分別擁有之3,333,213,616股股份及902,700,000股股份中擁有權益，以及於賓勝、踞威、敏勝、Gainwise、登銘及富生分別擁有之股份中擁有權益。富生乃由一單位信託擁有其100%權益，而根據證券及期貨條例，李兆基博士被視為擁有該單位信託之權益，富生實益擁有28,075股股份，少於恒基數碼已發行股本之0.01%；李鏡禹先生、何永勳先生及李達民先生均為恒基地產及恒基發展之董事，分別實益擁有5,383股股份、5股股份及33股股份，合共少於恒基數碼已發行股本之0.01%；羅德丞先生及梁昇先生均為恒基地產之董事，分別實益擁有2,021股股份及750股股份，合共少於恒基數碼已發行股本之0.01%；根據收購守則被視為與收購人集團一致行動之滙豐集團成員公司，按所有權基準持有或以全權委託方式處理50,155,605股股份（相當於恒基數碼已發行股本約1.00%）。在該等情況下，基於該等人士（彼等為「除外人士」）與收購人集團之間之直接或間接關係，根據收購守則，彼等均被視為與收購人集團一致行動之人士。

於最後實際可行日期，里昂證券或其任何集團公司（根據收購守則被視為與收購人集團一致行動）並無擁有任何股份。

有關恒基數碼董事權益之其他資料（不論為此等董事、除外人士或股東或其他）及對該計劃之有關影響（只限有別於其他計劃股東類似權益之影響），載於本文件附錄二第3節「披露權益」內。

股息

自股份於創業板上市以來，恒基數碼並無宣派任何股息。

流動資金及財務資源

於二零零五年六月三十日，恒基數碼集團之現金及銀行存款總額約為港幣674,500,000元，營運資金約港幣677,100,000元，各自相當於恒基數碼集團於該日約90%之綜合資產淨值。除了約港幣200,000元之銀行透支結餘外，恒基數碼集團於二零零五年六月三十日並無任何借款。

未來意向

收購人集團無意出售或促使任何控股人士出售任何彼等於恒基數碼之實益權益，亦無意於該建議進行後終止恒基數碼集團之任何業務。收購人集團無意於恒基數碼私有化後終止恒基數碼之業務。

恒基數碼董事已確認，於恒基數碼私有化後，除日常業務運作需要外，彼等無意在不久將來對現有業務作出任何重大改變。

不論該建議是否進行，恒基數碼董事無意對現有業務或恒基數碼集團之員工聘用作出任何重大改變，或對固定資產作出任何重大重新調配。

恒基數碼擬於該計劃獲實施後撤銷股份於創業板之上市地位，及倘該計劃不獲批准、被撤回或失效時維持上市地位。

有關控股人士、除外人士及恒基數碼董事之權益之資料

於最後實際可行日期，控股人士實益擁有總共4,235,913,616股股份，相當於恒基數碼已發行股本約84.72%。由於控股人士各自為恒基發展及香港中華煤氣（即收購人集團）之間接全資附屬公司，該等股份不會構成計劃股份之一部分，亦因此不會在為批准該計劃而舉行之法院會議上作代表或投票之用。概因並無任何禁制規限控股人士出席股東特別大會及於會上投票，故控股人士已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將投票贊成將在股東特別大會上提呈以批准因該計劃而削減恒基數碼股本之特別決議案。

智慧居

智慧居在截至二零零五年六月三十日止財政年度內，繼續為一項由偉邦物業管理有限公司管理之恒基地產集團物業發展idHOME系統，其中包括物業管理系統、客戶公關管理系統、設施使用預訂系統及透過電視提供資訊廣播。智慧居亦繼續為偉邦物業管理有限公司發展合約管理系統及資產管理系統，以及為偉邦物業管理有限公司管理之一項恒基地產集團物業進行網絡設計及加強伺服器之工程。

在整個年度，持續評估家居自動化系統，出入口監控系統及停車場管理系統之硬件設備。智慧居亦取得恒基地產集團物業之停車場系統新保養合約。

於截至二零零五年六月三十日止財政年度內錄得之收入為港幣2,100,000元，而上一財政年度之收入，則為港幣1,800,000元。

資訊科技投資

恒基數碼集團於截至二零零五年六月三十日止財政年度內曾審閱多項投資機會，但並無作出任何投資。

財務資料

恒基數碼集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合業績之概要如下：

	截至六月三十日止年度	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
營業額	83,842	87,341
經營虧損	(4,077)	(20,403)
除税前虧損	(4,096)	(19,115)
除税後但少數股東權益前虧損	(4,096)	(19,115)
股東應佔虧損	(4,096)	(17,818)
每股股份虧損	(港幣0.0008元)	(港幣0.0036元)

資產淨值

於二零零五年六月三十日，恒基數碼集團之經審核綜合資產淨值約為港幣755,900,000元，相等於每股約港幣0.15元。

於截至二零零五年六月三十日止財政年度內，「名氣熱賣坊」之店舖已增加至合共十一間，其中四間位於九龍、三間位於港島及四間位於新界，並繼續利用名氣佳購物網站及客戶服務熱線等銷售渠道。客戶可從名氣佳購物網站、客戶服務熱線及「名氣熱賣坊」選購物品及享受售後服務，體驗傳統與虛擬並重的購物樂趣，客戶對名氣佳的支持，反映出名氣佳在銷售貨品之成功推廣。

年內銷售的貨品包括Compaq Presario全新家庭桌上電腦、日立小涼伴及美的05全新窗口式冷氣機、三星及日立雪櫃系列、Sony Wega平面電視系列、Nikon數碼相機、MP3機、手提電話、冷風機、暖爐、水濾式吸塵機、家用蒸氣衣物掛燙機、家居蒸氣清潔產品、纖體瘦身腰帶、手提美容離子機、腳部及身體按摩機、按摩椅、室內無線電話及家居健身器材(如健身單車)。

「名氣佳之友會」之會員於二零零五年六月底已增加至超逾55,000人，本年度內進行多項推廣活動，包括在聖誕及新年期間向會員派發現金優惠券，會員購物可參加幸運抽獎及獲贈禮品。

客戶及收入：

名氣佳電視上網機頂盒(「機頂盒」)客戶、ISP、ICP及直通國際電話之用戶及「名氣佳之友會」之會員，於二零零五年六月底已合共增加至超逾451,000人。

於截至二零零五年六月三十日止財政年度之收入為港幣79,300,000元。而上個財政年度之收入為港幣83,600,000元。

恒基數據庫

恒基數據庫在截至二零零五年六月三十日止財政年度內，繼續著重成本管理及改善效率，包括節省能源計劃，以大幅減省電力費用。恒基數據庫亦不斷為數據中心服務增收客戶。

新推出之服務包括系統整合服務及防止接收濫發郵件之電郵服務。恒基數據庫繼續提供互聯網輸送服務，並著手研究智能家居服務。恒基數據庫亦加入Microsoft 之合夥計劃及成為註冊會員。

於截至二零零五年六月三十日止財政年度內錄得之收入為港幣3,800,000元，而上個財政年度之收入，則為港幣2,600,000元。

恒基數碼集團透過若干間主要附屬公司經營其業務：即透過名氣佳網上業務有限公司(「名氣佳」)提供互聯網上網服務、直通國際電話(「IDD」)服務及電子貿易及經銷服務；透過恒基數據庫有限公司(「恒基數據庫」)提供數據中心服務，以及透過智慧居有限公司(「智慧居」)提供智能大廈服務。其詳情如下：

名氣佳

互聯網上網服務：

於截至二零零五年六月三十日止財政年度內，繼續爭取互聯網服務供應商(「ISP」)寬頻及窄頻等服務之客戶及保留現有客戶，並進行各項展銷及推廣活動，例如推出及推廣吸引客戶之收費服務，以及連同多項合約計劃，透過雜誌廣告，送達1,500,000煤氣客戶之香港中華煤氣煤氣費單、煤氣客戶服務中心及「名氣熱賣坊」之店舖宣傳品及網上宣傳；以及聯同合作夥伴如香港國泰航空、東亞信用咭、香港教育城及救世軍等推出夥伴計劃，以爭取更多客戶。

繼續透過電話推廣保留客戶計劃，以減少客戶流失，並推出促銷計劃，鼓勵窄頻ISP客戶及互聯網內容供應商(「ICP」)服務之客戶轉用寬頻服務。年內推出一項新增值服務 — 固定IP地址服務。

直通國際電話服務：

雖然面對持續激烈之市場競爭，名氣佳直通國際電話iCare1608，於二零零五年六月三十日已錄得達358,000條登記電話線；並進行一系列推展活動以提升使用量：包括透過香港中華煤氣煤氣費單、煤氣客戶服務中心及「名氣熱賣坊」之店舖宣傳品及網上宣傳等進行廣泛推廣，推出致電澳門及泰國等地區之特惠收費計劃；繼續推廣致電亞洲國家、中國、美國、加拿大、澳洲及英國等地之特惠收費計劃，以吸引現有客戶及鼓勵「非活躍」客戶恢復使用服務；及聯同合作夥伴如香港國泰航空及東亞信用咭等推出夥伴計劃，以爭取更多客戶及提升致電往特定國家之使用量。

電子貿易及經銷服務：

於截至二零零五年六月三十日止財政年度內，名氣佳與新成立之恒地會(該會之主要目標客戶為恒基地產集團所管理物業之住戶)合作，透過恒地會之定期會員資訊推銷名氣佳之精選貨品，亦繼續以香港中華煤氣之煤氣費單為名氣佳進行推廣。

恒基數碼股權結構


恒基發展集團
2,072,571,545 股
(37.19%)
3,333,213,616 股股份
(66.67%)
香港中華煤氣集團
恒基數碼
902,700,000 股股份
(18.05%)

業務

截至二零零四年六月三十日及二零零五年六月三十日止兩個年度各年，恒基數碼集團之營業額及經營虧損之分析，按其業務載列如下：

	截至六月三十日止年度			
	二零零五年		二零零四年	
	營業額	經營虧損	營業額	經營虧損
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
零售	79,090	(8,468)	83,297	(14,128)
商業服務	2,693	(7,856)	2,289	(12,358)
大廈系統服務	2,059	(1,423)	1,755	(1,598)
分部間之對銷	–	134	–	–
	83,842	(17,613)	87,341	(28,084)
利息收入	–	15,433	–	6,885
其他	–	(1,897)	–	796
	83,842	(4,077)	87,341	(20,403)

於截至二零零五年六月三十日止財政年度內，恒基數碼集團進一步推行互聯網服務、數據中心、高科技及網絡基建服務。鑒於經營環境艱巨，恒基數碼集團於改良業務策略中，務求減省開支及保留資源。

恒基發展亦留意到恒基數碼現有業務之前景並不明朗。互聯網、電訊及高科技行業日新月異及競爭激烈。因此，恒基發展認為，該建議符合恒基發展及其股東之利益，將為有效率地及可持續地發展恒基數碼之業務帶來更大靈活性。

對香港中華煤氣而言

由於股份流通量低，香港中華煤氣董事相信，恒基數碼目前從公眾證券市場集資之能力有限，而於可見將來未必能改善其集資之能力。因此，香港中華煤氣董事認為維持恒基數碼於創業板上市及其上市地位(藉以使用公眾證券資本市場)之成本及管理資源已缺乏有力支持理據。

香港中華煤氣亦留意到恒基數碼現有業務之前景並不明朗。互聯網、電訊及高科技行業日新月異及競爭激烈。因此，香港中華煤氣認為，該建議符合香港中華煤氣及其股東之利益，將為有效率地及可持續地發展恒基數碼之業務帶來更大靈活性。

恒基數碼之董事已獲收購人集團之董事局知會，註銷價乃於計及此説明備忘錄內「該建議之財務影響－股價」及「該建議之財務影響－資產淨值」等節所載之數字，並參考過往幾年其他私有化交易後，按公平原則及商業基準達成。

有關恒基數碼集團之資料

歷史

恒基數碼為一間於開曼群島註冊成立之有限公司，其股份自二零零零年七月十四日起在創業板上市。恒基數碼是一間投資控股公司，其附屬公司之主要業務為互聯網服務、電訊服務、商品銷售服務、數據中心服務、智能大廈服務及資訊科技投資。

於該計劃生效後，恒基數碼將由恒基發展間接擁有約78.69%權益(故仍將屬恒基發展之間接非全資附屬公司)，以及由香港中華煤氣間接擁有約21.31%權益。

盈利

截至二零零五年六月三十日止年度，恒基數碼集團之股東應佔經審核綜合虧損約港幣4,100,000元，相當於每股虧損約港幣0.0008元。於截至二零零四年六月三十日止之上一財政年度，恒基數碼集團之股東應佔經審核綜合虧損約港幣17,800,000元，相當於每股虧損約港幣0.0036元。

股息率

自股份於創業板上市以來，恒基數碼並無宣派任何股息。

作出該建議之原因及利益

對計劃股東而言

股份之交投量持續稀疏，致令股份流通量低。截至二零零五年八月十一日（即暫停股份買賣以待刊發該公佈前之最後完整交易日）（包括該日）止六個月，平均每日交投量約為55,884股股份，為股份於創業板公眾持股量約0.01%。由於股份在創業板交投疏落，恒基發展及香港中華煤氣各自之董事認為，計劃股東目前可賣出股份之空間有限。

由於恒基發展及香港中華煤氣於最後實際可行日期已擁有恒基數碼約84.72%權益，故恒基發展及香港中華煤氣董事相信，計劃股東似乎不會接獲第三者提出收購計劃股份之任何其他全面收購建議，皆因有關收購建議在並無恒基發展及香港中華煤氣之批准下不會成功進行。

由於註銷價較上述所列之每股股份之十日、三十日及六十日之概約平均收市價溢價約110.00%，以及較股份於二零零五年六月三十日之每股經審核綜合資產淨值約港幣0.15元溢價約180.00%，故恒基發展及香港中華煤氣董事相信，該建議將讓全體計劃股東有機會按遠高於股份現行市價，以及較每股股份應佔資產淨值有大幅溢價之價格，變現彼等於恒基數碼之投資。

對恒基發展而言

由於股份流通量低，恒基發展董事相信，恒基數碼目前從公眾證券市場集資之能力有限，而於可見將來未必能改善其集資之能力。因此，恒基發展董事認為維持恒基數碼於創業板上市及其上市地位（藉以使用公眾證券資本市場）之成本及管理資源已缺乏有力支持理據。

該建議之財務影響

股價

註銷價：

- 較股份於二零零五年八月十一日(即暫停股份買賣以待刊發該公佈前之最後完整交易日)在創業板所報之收市價每股港幣0.22元溢價約90.91%；
- 較股份於截至二零零五年八月十一日(包括該日)止十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.20元溢價約110.00%；
- 較股份於截至二零零五年八月十一日(包括該日)止三十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.20元溢價約110.00%；
- 較股份於截至二零零五年八月十一日(包括該日)止六十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.20元溢價約110.00%；
- 較股份於截至二零零五年八月十一日(包括該日)止一百八十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.21元溢價約100.00%；及
- 較股份於最後實際可行日期根據在創業板所報之收市價每股約港幣0.41元溢價約2.44%。

股份過往之股價資料，載於本文件附錄二第2節。

資產淨值

於二零零五年六月三十日，恒基數碼集團之經審核綜合資產淨值約為港幣755,900,000元(二零零四年：港幣760,000,000元)或每股約港幣0.15元(二零零四年：港幣0.15元)。註銷價：

- 較股份於二零零四年六月三十日之每股經審核綜合資產淨值約港幣0.15元溢價約180.00%；及
- 較股份於二零零五年六月三十日之每股經審核綜合資產淨值約港幣0.15元溢價約180.00%。

(f) 在各情況下直至及於該計劃生效期間，一切授權仍然具有全面效力及作用且並無修改，並符合所有有關司法權區之一切所需法定或規管性質之責任，且任何有關當局並無施加關於該建議或與該建議有關之任何事宜、文件(包括通函)或事項之有關法例、規則、規定或守則所無訂明之規定(或附加於已訂明規定以外之規定)；

(g) 已經取得恒基數碼之現有合約性責任可能須取得之一切同意；及

(h) 倘需要，恒基發展及香港中華煤氣根據適用法例及規定為履行該計劃之必需或權宜行動，向任何有關當局或其他第三者取得所需之該等其他所需同意、批准、授權、許可、寬免或豁免。

就以上(a)項條件而言，根據執行人員於二零零五年八月十六日作出之裁決，據恒基發展、香港中華煤氣或恒基數碼實際所知，恒基發展及香港中華煤氣之附屬公司及同系附屬公司董事(連同彼等之近親、有關信託及任何彼等控制之公司)持有之股份所附帶之任何投票權，根據收購守則第2.10條將不會計算在內。根據收購守則第2.10條，恒基發展、香港中華煤氣或恒基數碼董事(連同彼等之近親、有關信託及任何彼等控制之公司)持有之股份所附帶之投票權，亦不會計算在內。

收購人集團保留權利，可就任何特定事宜完全或局部豁免(e)、(f)、(g)及(h)項條件。但在任何情況下，(a)至(d)項條件不能豁免。上述所有條件將須於二零零六年二月二十八日或之前(或收購人集團及恒基數碼可能協定或大法院按收購人集團或恒基數碼提出申請時可能准許之較後日期)達成或獲豁免(倘適用)，否則該計劃將告失效。

假設所有條件達成或獲豁免(如適用)，則該計劃將於生效日期生效。生效日期預期為二零零五年十二月八日(星期四)。有關該等會議之結果，以及(倘所有決議案於該等會議上獲得通過)股份最後買賣日期、記錄時間、大法院就批准該計劃之呈請之聆訊結果、生效日期，以及撤銷股份於創業板上市地位之日期詳情，將另行發表報章公佈及在創業板網頁刊登公佈。

如該計劃未能於二零零六年二月二十八日或之前生效，或於收購人集團及恒基數碼可能協定或大法院按收購人集團或恒基數碼提出申請時可能准許之較後日期前生效，則該計劃將告失效，並就此以報章公佈及在創業板網頁刊登公佈之方式知會計劃股東。

展及香港中華煤氣已各自表示擬以內部資源及/或銀行借貸支付註銷價所需之現金。恒基發展集團獲香港上海滙豐銀行有限公司授出一項貸款融資，其中港幣253,000,000元可供恒基發展集團作該融資項下之用途。該貸款融資之利息付款、還款或抵押品，不會在很大程度上取決於恒基數碼之業務。

收購人集團之聯席財務顧問滙豐及里昂證券，均信納恒基發展及香港中華煤氣各自擁有足夠可動用之財務資源進行該建議。

該建議之條件

該計劃須待下列條件達成或獲豁免(倘適用)後，方告生效，且對恒基數碼及所有股東具有約束力：

(a) 該計劃須獲得大多數(持有相當於75%之股份價值)親身或由委任代表出席法院會議及於會上投票之計劃股東批准，惟：

(i) 該計劃須獲親身或由委任代表出席法院會議及在會上投票之獨立股東投票批准(以投票表決方式)，其佔獨立股東親身或由委任代表在法院會議上投票之股份面值不少於四分三；及

(ii) 該計劃須並無在法院會議上，被持有獨立股東所持有之全部股份價值10%以上之獨立股東投票否決(以投票表決方式)；

(b) 於恒基數碼股東大會上通過特別決議案，由親身或委任代表出席並於股東大會上投票之股東以大多數(不少於出席及投票之股東所投票數四分三)批准因該計劃而削減恒基數碼股本及使其生效；

(c) 該計劃(不論有否修訂)獲大法院批准及確認削減恒基數碼之股本，並向開曼群島公司註冊處處長交付大法院命令副本以供登記；

(d) 就削減恒基數碼之已發行股本，於所需範圍內符合公司法第15條之程序規定及公司法第16條施加之任何條件；

(e) 在開曼群島及／或香港及／或任何其他有關司法權區向有關當局取得或獲得該等有關當局授出(視情況而定)有關該建議之一切授權；

註銷計劃股份
及
支付註銷價之協議安排

緒言

於二零零五年八月十六日公佈，收購人集團已於二零零五年八月十五日聯合要求董事局向計劃股東提出該建議，以供彼等考慮。

此說明備忘錄旨在闡述該建議(將透過該計劃執行)之條款及影響，並向股東提供其他有關資料。

董事局函件載於本文件第10至21頁。獨立董事函件，連同百德能致獨立董事有關該建議之函件，載於本文件第22至53頁。該計劃之條款載於本文件第121至127頁。

該建議之概要

該建議待條件達成或獲豁免(如適用)後，方會以該計劃方式進行該建議，其中涉及註銷及取消計劃股份，並根據公司法削減恒基數碼之已發行股本。因此，恒基數碼將由恒基發展間接擁有約78.69%權益(故仍將為恒基發展之間接非全資附屬公司)，以及由香港中華煤氣間接擁有約21.31%權益。該計劃亦規定，於記錄時間名列股東名冊之全體計劃股東，均有權就所持之每股計劃股份收取註銷價現金港幣0.42元，作為註銷及取消計劃股份之代價。每股計劃股份之註銷價將不會增加，且收購人集團並無保留增加註銷價之權利。

註銷價將會透過支票付款，並根據該計劃條款而獲悉數支付，且並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致收購人集團可以其他方式或被視為有權向任何計劃股東行使權利。

於最後實際可行日期，並無任何由恒基數碼發行而尚未行使之購股權、衍生工具、認股權證或可換股證券。按註銷價及於最後實際可行日期合共764,086,384股計劃股份及由控股人士持有之4,235,913,616股股份計算，恒基數碼於該建議項下之全部已發行股本約值港幣2,100,000,000元，而支付註銷價所需之現金款額約為港幣320,920,000元，其中約港幣252,530,000元將由恒基發展支付，而約港幣68,390,000元則將由香港中華煤氣支付。恒基發

結論及推薦建議

吾等認為，上述之主要因素及原因，特別是吾等在達致意見時考慮到以下因素：

- 恒基數碼集團於之前三個財政年度之財務表現；
- 恒基數碼於之前三個財政年度並無支付任何股息；
- 股份之交投薄弱；
- 該建議讓計劃股東有機會套現現金，以及按較股份於最後完整交易日前三年之收市價有溢價之價格，套現其於恒基數碼之投資；
- 註銷價相當於最後完整交易日之PBR約2.78倍，為過去三年所達致之最高PBR；
- 註銷價相當於最後完整交易日之PSR約25.05倍，為過去三年所達致之最高PSR；
- 集團之主要業務，即銷售貨品、互聯網服務及電訊服務，均正在面對充滿挑戰之市場環境；
- 其他收購建議在沒有收購人集團之批准或支持下不大可能成功；及
- 目前恒基數碼從公眾證券市場集資之能力有限。

經考慮上文所述，吾等認為該建議之條款，特別是註銷價，對獨立股東而言實屬公平合理。因此，吾等建議獨立董事建議獨立股東投票贊成將分別於法院會議及股東特別大會上提呈之有關決議案，以批准該建議及協議安排。

此致

獨立董事 **台照**

代表	代表
百德能證券有限公司	**百德能證券有限公司**
董事總經理	*董事*
劉志敏	**黎樹勳**
謹啟	謹啟

二零零五年十月六日

J. 公司集資能力

誠如董事局函件所述，恒基發展及香港中華煤氣之董事相信，恒基數碼從公眾證券市場集資之能力目前因股份流通量低而受到限制，且這情況似乎不會在可見將來有任何重大改善。因此，恒基發展及香港中華煤氣董事認為，維持恒基數碼於創業板上市及其上市地位（藉以使用公眾證券資本市場）之成本及管理所需之資源已缺乏有力支持理據。

以下表16載有由二零零二年至二零零四年，每間創業板公司之上市後集資平均數額：

表16：每間創業板公司之上市後集資走勢

	二零零二年		二零零三年		二零零四年	
	數額	年度增長率	數額	年度增長率	數額	年度增長率
	港幣百萬元	%	*港幣百萬元*	%	*港幣百萬元*	%
創業板公司之上市後集資總額	2,089.59	21.51	2,569.01	22.94	2,585.58	0.64
於創業板上市之公司總數	166	49.55	185	11.45	204	10.27
每間創業板公司之上市後集資平均數額	12.59	(18.75)	13.89	10.32	12.67	(8.78)

資料來源： 香港聯合交易所有限公司

以上表16呈示出，由二零零二年至二零零四年：

(i) 儘管創業板上市公司之上市後集資總額已由約港幣2,090,000,000元增加至約港幣2,586,000,000元，惟二零零四年之年度增長率僅為0.64%；

(ii) 由二零零二年至二零零四年，於創業板上市之公司數目不斷遞增。然而，同期內之年度增長率則由49.55%減少至10.27%；及

(iii) 由二零零二年至二零零四年，每間創業板公司之集資平均數額介乎約港幣13,000,000元至約港幣14,000,000元。於二零零四年，每間創業板公司之上市後集資平均數額，較二零零三年減少約8.78%。

鑑於上述各項，吾等認同恒基發展及香港中華煤氣董事之見解，認為恒基數碼作為一間創業板公司，目前從公眾證券市場集資之能力有限。

吾等認為，根據恒基數碼集團於截至二零零五年六月三十日止財政年度之年報，恒基數碼集團之總資產主要包括：(i)銀行存款及現金；(ii)固定資產；及(iii)持有至到期證券。以下表15載有恒基數碼集團於二零零五年六月三十日之總資產分析：

表15：恒基數碼集團之總資產

	於二零零五年六月三十日 *港幣千元*	**佔恒基數碼集團總資產之百分比**
銀行存款及現金	674,522	88.00
固定資產	59,785	7.80
上市之持有至到期證券	11,465	1.50
	745,772	97.30
其他	20,679	2.70
總計	766,451	100.00

資料來源：恒基數碼集團於截至二零零五年六月三十日止財政年度之年報

從以上表15可見，銀行存款及現金佔恒基數碼集團於二零零五年六月三十日之總資產約88.00%。儘管恒基數碼集團為其餘下資產尋求適合買家時可能要面對潛在困難，且即使恒基數碼集團之餘下資產均按彼等之賬面值售出，但於恒基數碼集團所有資產清盤後，以及於清償所有未償還負債後，可能退還股東之所得款項淨額，將概約僅相等於二零零五年六月三十日之每股綜合資產淨值港幣0.15元。此乃大幅低於每股港幣0.42元之註銷價。因此，吾等認同董事局之意見，認為此一方案未必符合計劃股東之最佳利益。有鑑於此，吾等認為，該建議乃較其他方案為有利之另一項選擇。

此外，於最後實際可行日期，恒基數碼由收購人集團持有約84.72%權益，且誠如説明備忘錄所述，收購人並無意出售或促使任何控股人士出售彼等於恒基數碼之任何實益權益。因此，獨立股東務須留意，如得不到收購人集團之支持，應不可能出現由第三者就計劃股份提出全面收購或提出建議之情況。所以，倘若該建議失效，則股份之價格可能回復至其過往之交易水平及成交量。因此，吾等認為，該建議讓計劃股東有機會按溢價套現彼等於股份之投資，不論將予套現之持股量多寡。因此，該建議及其條款乃符合獨立股東之利益。

誠如以上表14所示，先例建議所提呈之平均註銷╱收購價，較有關股份於先例建議之(i)最後完整交易日；(ii)截至及包括先例建議最後完整交易日止三十個交易日；(iii) 截至及包括先例建議最後完整交易日止九十個交易日之平均收市價之溢價，分別約為47.69%、53.93%及57.23%。於同一比較期間註銷價較股份價格之溢價分別約為90.91%、110.00%及110.00%，整體上較先例建議之平均溢價為高。

誠如以上表14所示，吾等注意到先例建議提呈之平均註銷╱收購價，較每股經調整有形資產淨值溢價約125.27%。註銷價較於二零零五年六月三十日之每股綜合有形資產淨值港幣0.15元出現溢價約180.00%，較先例建議之平均註銷價╱收購價較每股經調整有形資產淨值出現之平均溢價為高。

基於上文所述，吾等認為，就註銷價相對於先例建議之有關比較參數而言，實屬公平合理，且符合獨立股東之利益。

I. 提出另一項收購建議之前景

在達致吾等就該建議之條款作出之推薦建議及向獨立董事作出吾等之獨立財務意見時，吾等亦已考慮建議私有化恒基數碼以外之其他方案，其中包括出售恒基數碼集團全部資產以將之清盤，並將所得款項退還股東。然而，根據吾等與董事局之討論，董事局已考慮此一方案，但認為此一方案未必符合計劃股東之最佳利益。

H. 先例建議

在評估註銷價之公平性及合理性時，吾等已審閱及研究合共十三項私有化及全面收購建議(「先例建議」)。該等建議為：(i)由二零零三年一月一日起至最後完整交易日(包括該日)，就於聯交所主板或創業板上市之公司所公佈；及(ii)提出私有化或收購建議之意圖最終使有關之公司撤銷上市地位。在分析中，吾等未能物色到任何先例建議其業務性質與恒基數碼集團一致之公司。下表概述了先例建議之主要統計數據：

表14：先例建議之主要統計數據

公司	主要業務	收購價 港幣	先例建議之 公佈日期	較平均收市股價之溢價% 最後完整 交易日	三十個交易日	九十個交易日	經調整綜合 每股有形資產 淨值(先例建議) 港幣	收購價較經 調整綜合每股 有形資產淨值之 溢價／(折讓) %
豐德麗控股有限公司	酒店管理、傳媒及娛樂	0.28	二零零三年二月十九日	27.27	30.58	5.02	3.26	(91.41)
嘉里建設有限公司	物業投資及發展	9.50	二零零三年四月二十三日	58.33	48.67	51.06	15.77	(39.76)
鵬利國際集團有限公司	物業投資及發展	0.74	二零零三年五月三日	72.09	74.46	73.66	1.34	(44.78)
晉利地產金融有限公司	物業投資及發展	15.00	二零零三年五月二十一日	59.57	70.84	90.40	11.49	30.55
上海實業醫藥科技(集團)有限公司	製造、銷售及分銷	2.15	二零零三年五月二十一日	14.97	24.28	35.22	1.22	76.23
太平協和集團有限公司	製造	0.65	二零零三年五月二十六日	51.16	60.89	46.40	1.83	(64.48)
合綴連網控股有限公司	經營數據中心	0.035	二零零三年八月二十日	75.00	66.67	52.17	0.038	(7.90)
其士建築集團有限公司	建築服務及保養	0.25	二零零三年十月三十一日	16.28	23.76	58.23	0.32	(21.88)
第一珍寶(集團)有限公司	提供電機設備	0.70	二零零四年十月十三日	125.81	133.33	125.81	1.32	(46.97)
The Kwong Sang Hong International Limited	物業買賣及租賃	1.25	二零零四午十一月四日	5.04	36.17	64.04	1.83	(31.69)
中國石化北京燕化石油化工股份有限公司	石化業務	3.80	二零零四年十二月二十九日	10.95	23.88	28.98	1.82	108.79
和記環球電訊控股有限公司	電訊服務	0.65	二零零五年五月三日	36.84	43.33	44.55	0.034[1]	1,797.81
恒基中國集團有限公司	物業投資及發展	8.00	二零零五年五月十九日	66.67	64.27	68.42	12.51	(36.05)
先例建議平均數				**47.69**	**53.93**	**57.23**		**125.27**
恒基數碼建議		**0.42**	**二零零五年八月十六日**	**90.91**	**110.00**	**110.00**	**0.15[2]**	**180.00**

附註1： 由於並未公佈有關交易之經調整綜合有形資產淨值(「經調整有形資產淨值」)，故使用資產淨值

附註2： 由於並無編製經調整綜合有形資產淨值，故使用資產淨值

資料來源：彭博資訊、上述先例建議之公佈及收購建議文件

(c) *直通國際電話服務業*

恒基數碼集團之電訊業務分類，主要透過經營iCare1608提供直通國際電話服務。以下表13呈示香港多個上市直通國際電話服務供應商(「可資比較直通國際電話公司」)來自提供直通國際電話服務之營業額(「直通國際電話營業額」)：

表13：香港之可資比較直通國際電話公司之直通國際電話營業額走勢

	二零零二年		二零零三年		二零零四年	
	直通國際電話營業額	年度增長率	直通國際電話營業額	年度增長率	直通國際電話營業額	年度增長率
	港幣百萬元	%	*港幣百萬元*	%	*港幣百萬元*	%
電訊盈科有限公司	3,557.00	(21.20)	2,970.00	(16.50)	2,385.00	(19.70)
城市電訊(香港)有限公司	917.00	5.77	891.00	(2.84)	634.00	(28.84)
潤訊通信國際有限公司	427.70	151.00	522.90	22.26	577.40	10.42
九倉電訊有限公司	284.00	(6.00)	253.00	(10.92)	206.00	(18.58)

資料來源： 有關公司之年報

表13亦呈示出由二零零二年至二零零四年，可資比較直通國際電話公司(不包括潤訊通信)已錄得持續負增長率。吾等亦留意到，誠如以上表3所示，於二零零四年及二零零五年，恒基數碼集團之直通國際電話營業額錄得負年度增長率分別約11.31%及29.68%。鑑於上述各項，吾等認為，主要直通國際電話服務供應商(不包括潤訊通信)，包括恒基數碼集團一直經歷艱難之市場環境。

以上表3及表13亦呈示出恒基數碼集團之直通國際電話營業額大幅低於可資比較直通國際電話公司。於二零零五年，恒基數碼集團之直通國際電話營業額相等於電訊盈科於二零零四年之直通國際電話營業額約0.43%，並相等於城市電訊於二零零四年之直通國際電話營業額約1.63%。有鑑於此，吾等認為恒基數碼集團之電訊業務分類，正面對其他規模相當大之競爭對手帶來之激烈競爭。

以上表11顯示出寬頻市場乃由少數互聯網服務供應商所主導，例如在二零零四年，電訊盈科有限公司(「電訊盈科」)壟斷了約一半市場佔有率，而和記環球電訊有限公司(「和記」)、城市電訊(香港)有限公司(「城市電訊」)及有線寬頻通訊有限公司(「有線」)合共約45%之市場佔有率。儘管恒基數碼集團之年報並無提供有關寬頻戶口之資料，惟恒基數碼集團之寬頻戶口乃少於81,300戶，或少於寬頻市場之約5.5%。有鑑於此，恒基數碼集團之寬頻互聯網服務供應商業務規模乃大幅細於其他互聯網服務供應商業務。

以下表12呈示出香港寬頻服務供應商之寬頻戶口增長率。

表12：香港寬頻服務供應商之寬頻戶口增長率

	年度增長率		
	二零零二年	二零零三年	二零零四年
	%	%	%
電訊盈科有限公司	52.99	12.02	17.20
和記環球電訊有限公司	不適用[1]	28.34	19.86
有線寬頻通訊有限公司	41.25	4.45	10.65
城市電訊(香港)有限公司	不適用[1]	7.27	3.05
行業	**58.67**	**11.15**	**12.05**

附註1：各公司之年報／中期報告並無提供數據資料。

資料來源：電訊管理局、有關公司之年報／中期報告

以上表12顯示出由二零零二年至二零零四年，寬頻業之寬頻戶口分別錄得約59%、約11%及約12%之增長率。鑑於上述各項，吾等認為由二零零二年至二零零四年寬頻業之增長率不斷下降。

誠如以上表10所示，由二零零二年至二零零四年，互聯網供應商數目便呈下降趨勢。再者，由二零零二年至二零零四年，寬頻戶口之增長率不斷下降，而窄頻戶口則出現負增長率。此外，根據日內瓦國際電信聯盟之研究顯示，香港在全球寬頻普及率中排行第二。

鑑於上述各項，吾等認為：(i)香港正邁向成為一個發展成熟，但寬頻互聯網服務增長率不斷下降之市場；及(ii)由於自二零零二年以來，窄頻戶口便持續出現負增長，故窄頻互聯網服務市場正在式微，且不斷被寬頻互聯網服務所取代。寬頻戶口及窄頻戶口之使用趨勢，顯示出香港互聯網市場是由寬頻服務所主導。因此，吾等之分析主要集中於恒基數碼集團之寬頻業務。

以下表11呈示出香港寬頻服務供應商之市場佔有率。

表11：香港寬頻服務供應商之市場佔有率

	二零零四年之寬頻戶口數目	市場佔有率 %
電訊盈科有限公司	733,700	49.44
有線寬頻通訊有限公司	291,000	19.61
城市電訊(香港)有限公司	203,000	13.68
和記環球電訊有限公司	175,000	11.79
其他	81,300	5.48
行業	**1,484,000**	**100.00**

資料來源：電訊管理局、有關公司之年報／中期報告

以下圖5及表10說明了由二零零二年十二月至二零零五年五月，香港互聯網服務供應商之數目走勢。

圖5：香港之互聯網服務供應商數目


300
250
200
150
100
50
0
香港之互聯網服務供應商數目
零零年十二月
零一年三月
零一年六月
零一年九月
零一年十二月
零二年三月
零二年六月
零二年九月
零二年十二月
零三年三月
零三年六月
零三年九月
零三年十二月
零四年三月
零四年六月
零四年九月
零四年十二月
零五年三月
零五年六月

資料來源： 電訊管理局

以上圖4及圖5之統計數據，亦於以下表10說明：

表10：香港之寬頻戶口、窄頻戶口及互聯網供應商數目之概要

	二零零二年		二零零三年		二零零四年		直至二零零五年五月止	
	互聯網服務供應商數目	增長率 %	互聯網服務供應商數目	增長率 %	互聯網服務供應商數目	增長率 %	互聯網服務供應商數目	增長率 %
互聯網服務供應商	236	(8.53)	201	(14.83)	189	(5.97)	187	(1.06)
	寬頻戶口數目	增長率 %	寬頻戶口數目	增長率 %	寬頻戶口數目	增長率 %	寬頻戶口數目	增長率 %
寬頻戶口	989,000	58.67	1,231,000	24.47	1,484,000	20.55	1,557,000	4.92
	窄頻戶口數目	增長率 %	窄頻戶口數目	增長率 %	窄頻戶口數目	增長率 %	窄頻戶口數目	增長率 %
窄頻戶口	1,372,000	(32.02)	1,084,000	(20.99)	1,004,000	(7.38)	987,000	(1.69)

資料來源： 電訊管理局

然而，吾等留意到由二零零二年至二零零四年，各可資比較零售公司之零售營業額增長率普遍呈減少趨勢。此外，就來自這銷售貨品業務分類之營業額而言，吾等留意到，恒基數碼集團之業務規模，較可資比較零售公司者小。

有鑑於此，吾等認為，恒基數碼集團正面對相當大規模之競爭對手所帶來之競爭。因此，吾等認為，恒基數碼集團之零售業務正面對充滿挑戰之市場環境。

(b) *互聯網服務*

恒基數碼集團主要透過「名氣佳」提供寬頻及窄頻互聯網服務。

根據電訊管理局(「電訊管理局」)，於二零零五年五月，香港約有1,560,000個寬頻登記客戶賬戶(「寬頻戶口」)、約990,000個窄頻登記客戶賬戶(「窄頻戶口」)及約185個互聯網服務供應商。以下圖4及表10説明了由二零零二年十二月至二零零五年五月，香港寬頻戶口及窄頻戶口之數目走勢。

圖4：香港之寬頻戶口及窄頻戶口數目


2,500,000
2,000,000
1,500,000
1,000,000
500,000
寬頻戶口數目
窄頻戶口數目
零零年十二月
零一年三月
零一年六月
零一年九月
零一年十二月
零二年三月
零二年六月
零二年九月
零二年十二月
零三年三月
零三年六月
零三年九月
零三年十二月
零四年三月
零四年六月
零四年九月
零四年十二月
零五年三月
零五年六月

資料來源： 電訊管理局

G. 行業概覽

(a) *銷售貨品*

這業務分類之營業額主要來自銷售電子及電器產品。以下表9呈示出來自主要從事電子及電器產品零售業務之可資比較公司(「可資比較零售公司」)之電子及電器產品零售業務之營業額(「零售營業額」)。

表9：可資比較零售公司之零售營業額

	二零零二年		二零零三年		二零零四年	
	零售營業額	年度增長率	零售營業額	年度增長率	零售營業額	年度增長率
	港幣千元	*%*	*港幣千元*	*%*	*港幣千元*	*%*
宏通集團控股有限公司	2,122,190	49.98	2,202,933	3.80	1,658,830	(24.70)
AV Concept Holdings Limited	1,194,465	8.58	1,689,296	41.43	1,771,473	4.86
神州數碼控股有限公司	10,521,022	22.77	12,510,753	18.91	14,277,308	14.12
國美電器控股有限公司	不適用[1]	不適用[1]	不適用[1]	不適用[1]	9,654,498	不適用[1]
浪潮國際有限公司	390,232	193.24	548,087	40.45	635,827	16.01
時捷集團有限公司	1,359,479	24.36	1,848,307	35.96	2,407,088	30.23
新龍國際集團有限公司	3,533,078	(13.41)	3,469,364	(1.80)	2,828,800	(18.46)
偉仕控股有限公司	1,634,218	(7.67)	2,209,467	35.20	2,489,257	12.66

附註[1]*：* 由於國美電器控股有限公司之電子零售業務直到二零零四年七月才於聯交所上市，故並無提供其於二零零二年及二零零三年之數據。

資料來源： 可資比較零售公司之年報

誠如以上表3所示，由二零零三年至二零零四年，吾等留意到來自恒基數碼集團之銷售貨品業務分類之營業額增加約52.01%，主要原因是年內，「名氣熱賣坊」由五間擴充至十間。吾等亦留意到來自這業務分類之營業額於截至二零零五年止財政年度增加約12.86%，主要原因是年內，「名氣熱賣坊」由十間擴充至十一間。

PSR

誠如以上表8所示，恒基數碼於最後完整交易日之PSR約為13.12倍，以及按註銷價計算之約25.05倍，均大幅高於可資比較公司約0.64倍之加權平均PSR。此外，吾等亦審核恒基數碼過往之PSR相對於可資比較公司之加權平均PSR，並於以下圖3說明。

圖3：恒基數碼過往之PSR及可資比較公司之加權平均PSR


倍
30.00
25.00
20.00
15.00
10.00
5.00
0.00
按註銷價計算之恒基數碼之PSR
恒基數碼之PSR
可資比較公司之加權平均PSR
日期
零三年八月
零三年九月
零三年十月
零三年十一月
零三年十二月
零四年一月
零四年二月
零四年三月
零四年四月
零四年五月
零四年六月
零四年七月
零四年八月
零四年九月
零四年十月
零四年十一月
零四年十二月
零五年一月
零五年二月
零五年三月
零五年四月
零五年五月
零五年六月
零五年七月
零五年八月
零五年九月
最後實際可行日期

資料來源：彭博資訊，可資比較公司之年度及中期報告

於上述回顧期內，恒基數碼每日之PSR乃介乎約8.54倍及約24.75倍。於同期，可資比較公司之加權平均PSR乃介乎約0.63倍至約16.70倍。圖3亦呈示出恒基數碼過往之PSR已超逾可資比較公司於回顧期內之行業加權平均PSR。圖3亦呈示出按註銷價計算之PSR約為25.05倍，乃超逾恒基數碼於這回顧期內所達到之PSR之最高值約24.75倍。

鑑於上述各項，吾等認為，註銷價屬公平合理，且符合獨立股東之利益。

此外，吾等亦已審核恒基數碼過往之PBR，相對於可資比較公司之加權平均PBR，並於以下圖2說明。

圖2：恒基數碼過往之PBR及可資比較公司之加權平均PBR


倍
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
可資比較公司之加權平均PBR
按註銷價計算之恒基數碼之PBR
恒基數碼之PBR
日期
零三年八月
零三年九月
零三年十月
零三年十一月
零三年十二月
零四年一月
零四年二月
零四年三月
零四年四月
零四年五月
零四年六月
零四年七月
零四年八月
零四年九月
零四年十月
零四年十一月
零四年十二月
零五年一月
零五年二月
零五年三月
零五年四月
零五年五月
零五年六月
零五年七月
零五年八月
零五年九月
最後實際可行日期

資料來源：彭博資訊，可資比較公司之年報及中期報告

於以上圖2之回顧期內，恒基數碼之每日PBR乃介乎約0.92倍及約2.74倍之間。於同期，可資比較公司之加權平均PBR乃介乎約1.31倍至約3.79倍。圖2亦呈示出註銷價代表之PBR約為2.78倍，乃超逾恒基數碼於這回顧期內所達到之PBR之最高值約2.74倍。

鑑於上述各項，吾等認為，註銷價屬公平合理，且符合獨立股東之利益。

在分析中，吾等採用了加權平均方法，務求為吾等之評估提供一個更準確及公平之參考數據。估值比率之加權平均數，乃就截至二零零五年六月三十日止財政年度，恒基數碼集團零售業務之各業務分類所貢獻之營業額比重而計算。以下表8載有相應之加權平均估值比率：

表8：可資比較公司之加權平均估值比率與恒基數碼之估值比率之比較

	PER	PBR	PSR	營業額之比重
	倍	*倍*	*倍*	*%*
銷售電子儀器及電器	10.48	2.69	0.32	57.19
互聯網服務	25.80	1.97	1.12	29.76
電訊	16.12	1.12	0.91	13.05
加權平均估值倍數				
(來自營業額之比重)	15.78	2.27	0.64	
恒基數碼於最後完整交易日	不適用	1.46	13.12	
恒基數碼(按註銷價計算)	不適用	2.78	25.05	

資料來源： 彭博資訊，可資比較公司之年報

PER

根據恒基數碼集團截至二零零五年六月三十日止財政年度之年報，錄得股東應佔虧損約港幣4,100,000元。因此，並無恒基數碼之PER可供與可資比較公司作比較。

PBR

誠如以上表8所示，恒基數碼於最後完整交易日之PBR為1.46倍，較可資比較公司於最後完整交易日之加權平均PBR 2.27倍為低。然而，註銷價之PBR為2.78倍，較加權平均PBR 2.27倍為高。

以下表7呈示出根據可資比較公司於最後完整交易日之收市價計算彼等之估值比率。

表7：可資比較公司之估值比率

	PER 倍	PBR 倍	PSR 倍
(a) 從事銷售電子儀器及電器之公司			
宏通集團控股有限公司	6.02	0.44	0.12
AV Concept Holdings Limited	2.02	0.90	0.19
神州數碼控股有限公司	10.76	1.43	0.15
國美電器控股有限公司	26.29	8.65	1.01
浪潮國際有限公司	24.07	8.38	0.86
時捷集團有限公司	5.53	0.57	0.08
新龍國際集團有限公司	4.24	0.33	0.06
偉仕控股有限公司	4.90	0.83	0.05
簡單平均	**10.48**	**2.69**	**0.32**
(b) 從事互聯網服務之公司			
航天科技通信有限公司	69.16	2.06	2.51
城市電訊(香港)有限公司	10.91	0.46	0.46
國聯通信控股有限公司	不適用	5.35	0.66
有線寬頻通訊有限公司	16.49	2.57	1.98
國訊國際有限公司	不適用	0.69	0.38
電訊盈科有限公司	21.33	不適用	1.53
愛達利網絡控股有限公司	11.12	0.68	0.30
簡單平均	**25.80**	**1.97**	**1.12**
(c) 從事電訊服務之公司			
潤迅通訊國際有限公司	不適用	0.35	0.11
城市電訊(香港)有限公司	10.91	0.46	0.46
e-Kong Group Limited	不適用	2.55	0.28
金利通科技(控股)有限公司	不適用	不適用	2.19
電訊盈科有限公司	21.33	不適用	1.53
簡單平均	**16.12**	**1.12**	**0.91**

資料來源：彭博資訊

吾等留意到，恒基數碼於互聯網服務業／電訊服務業之市場佔有率乃少於10%。然而，在吾等分析中，吾等已將10%市場佔有率作為揀選可資比較公司之其中一項準則。此乃由於市場領導者之互聯網服務／電訊服務營業額一般佔彼等之營業總額少於50%，故可資比較公司會包括有關市場領導者。吾等認為，引用這準則會更為適合，因這準則能更全面地呈現出互聯網服務業／電訊服務業之景象，以進行比較。

此外，該等可資比較公司乃吾等竭盡所能，透過聯交所網頁上所刊登之資料而搜尋出來之公司。因此，獨立股東務須留意，以下有關可資比較公司之資料，僅供參考之用。

相對於可資比較公司目前買賣之估值比率而言，吾等已審核普遍使用之恒基數碼成交價之估值比率及註銷價所隱含之估值比率。估值比率(「估值比率」)包括：(i)市盈率(「PER」)；(ii)市價對賬面值比率(「PBR」)；及(iii)股價營收比率(「PSR」)。

誠如以上表6所示，於公佈日期前此一回顧期間股份之每日平均交投量並不高，於二零零五年四月錄得最低之每日平均交投量只相當於已發行股份總數之約0.0001%，或相當於公眾持股量約0.0006%。股份之每日平均交投量普遍低於已發行股份總數之0.005%或公眾人士所持股份之0.04%。自公佈日期起至最後實際可行日期(包括該日)止，股份之每日平均交投量大幅增加，二零零五年八月之股份每日平均交投量相當於已發行股份總數之約0.025%，或相當於公眾人士所持股份之約0.16%。

根據由二零零五年二月至二零零五年七月止六個月之股份每日平均交投量來看，吾等認為，倘若該計劃失敗或該建議失效，則二零零五年八月因該公佈而錄得相對較活躍之股份交投量，將不會持續。鑑於股份在刊發該公佈前之流通量低，故計劃股東如不大幅壓低股價，則應該會難以在市場上出售大批股份。該建議讓計劃股東有機會按註銷價出售彼等於恒基數碼集團之全部持股量。因此，吾等認為，由於讓計劃股東有機會按較市價出現溢價之價格套現彼等於恒基數碼之股份(即使彼等持有相當大批股份)，故協議安排符合獨立股東之利益。

F. 可資比較公司

誠如以上表2所示，於三年回顧期間，恒基數碼集團約90%之營業總額乃來自零售業務。零售業務乃透過名氣佳之經營。名氣佳主要從事三個核心業務，即(i)銷售貨品；(ii)提供互聯網服務；及(iii)提供電訊服務。因此，就比較而言，吾等將恒基數碼集團之零售業務，而並非恒基數碼集團之整體業務與其可資比較公司(「可資比較公司」)比較。誠如以上表3進一步說明，銷售貨品(主要為電子及電器產品)、互聯網服務及電訊服務分別佔恒基數碼集團於截至二零零五年止財政年度之零售業務之營業額約57.19%、29.76%及13.05%。吾等已就該三個業務分類而揀選了可資比較公司，揀選準則為：(i)彼等各自之營業總額超過約80%乃來自銷售電子及電器產品；(ii)彼等各自之營業總額超過約50%乃來自互聯網服務，或在香港之市場佔有率逾10%之互聯網服務供應商；及(iii)彼等各自之營業總額超過約50%乃來自電訊服務或在香港之電訊服務業市場佔有率逾10%之電訊服務供應商。

此外，吾等認為，誠如下文「提出另一項收購建議之前景」所述，由於恒基發展及香港中華煤氣持有恒基數碼集團重大股權，似乎不可能由任何獨立第三者以優於或遜於註銷價就股份提出收購建議。鑑於近數年之過往股價一直低於註銷價，加上不大可能會有更具競爭性收購建議，因此不久將來股東或不會獲提呈較註銷價為高之套現價。因此，吾等認為，註銷價屬合理，亦符合獨立股東之利益。

E. 股份之流通性

下表載列由二零零五年二月一日至最後實際可行日期(包括該日)止期間股份之每日平均交投量：

表6：由二零零五年二月一日至最後實際可行日期止股份之每日平均交投量

	股份之每日平均交投量	股份之每日平均交投量相對於已發行股份總數[1]	股份之每日平均交投量相對於公眾持股量[2]
		%	%
二零零五年			
二月	53,579	0.0011	0.0070
三月	19,109	0.0004	0.0025
四月	4,928	0.0001	0.0006
五月	174,140	0.0035	0.0228
六月	157,206	0.0031	0.0206
七月	51,744	0.0010	0.0068
八月	1,232,576	0.0247	0.1613
由八月一日起直至最後完整交易日(包括該日)	233,776	0.0047	0.0306
於最後完整交易日後直至最後實際可行日期(包括該日)	716,306	0.0143	0.0937

附註1： 根據50億股已發行股份計算。

附註2： 根據於最後實際可行日期計劃股東持有之公眾持股量約為764,086,384股計算。

資料來源： 彭博資訊

於以上表5所載截至及包括最後完整交易日止之各回顧期間，註銷價較股份之最低及最高平均收市價出現之溢價介乎約110.00%至100.00%。以下圖1進一步展示由二零零二年八月十二日至最後實際可行日期(包括首尾兩日)止，聯交所所報股份每日收市價：

圖1：恒基數碼由二零零二年八月十二日至最後實際可行日期之過往股價表現


港幣
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
註銷價港幣 0.42元
最後完整交易日：
二零零五年八月十一日，每股港幣 0.22元
零二年八月
零二年十月
零二年十二月
零三年二月
零三年四月
零三年六月
零三年八月
零三年十月
零三年十二月
零四年二月
零四年四月
零四年六月
零四年八月
零四年十月
零四年十二月
零五年二月
零五年四月
零五年六月
零五年八月
最後實際可行日期

資料來源： 彭博資訊

誠如以上圖1所示，由二零零二年八月十二日至最後完整交易日為止之期間，股份每日收市價一直低於註銷價。註銷價較此回顧期間之最低及最高股份收市價，分別溢價約193.71%及約1.20%。由公佈日期至最後實際可行日期，股份之每日收市價顯著上升，最高達到港幣0.415元。然而，吾等謹請 閣下特別留意，如協議安排不成功或該建議失效，不能保證股價將維持於該等水平。

誠如以上表4所示，在此回顧期間股份之最高及最低收市價，分別為港幣0.230元(由二零零五年二月一日至十四日之交易日)及港幣0.190元(於二零零五年七月十五日、十八日、二十一日及二十二日)。註銷價分別較此回顧期間最高及最低股份收市價溢價約82.61%及121.05%。

以下表5列出註銷價較股份於下表所列之日期及回顧期間各收市價之溢價概要：

表5：註銷價與股價比較

交易日	**股份之收市價**	**根據註銷價計算之溢價**
	港幣	*%*
最後實際可行日期	0.41	2.44
最後完整交易日	0.22	90.91
期間	**股份平均收市價**	**根據註銷價計算之溢價**
截至及包括最後完整交易日止五個交易日	0.21	100.00
截至及包括最後完整交易日止十個交易日	0.20	110.00
截至及包括最後完整交易日止三十個交易日	0.20	110.00
截至及包括最後完整交易日止六十個交易日	0.20	110.00
截至及包括最後完整交易日止九十個交易日	0.20	110.00
截至及包括最後完整交易日止一百八十個交易日	0.21	100.00

資料來源： 彭博資訊(股價均呈列至兩個小數位)

C. 股息

恒基數碼於三年回顧期內並無宣派任何股息。有鑑於此，吾等認為，特別是註銷價較股份之現行市價出現溢價之情況下，該建議讓計劃股東有機會將於股份之投資，換為其他收益潛力較高之投資，此舉乃符合計劃股東之利益。

D. 股價表現

以下表4載列由二零零五年二月一日至最後完整交易日(包括該日)止期間每月之股份最高及最低收市價，以及平均每日收市價：

表4：由二零零五年二月一日至最後完整交易日之股價表現

月份	股份收市價		每月之股份平均每日收市價	根據註銷價較股份之最高收市價出現之溢價	根據註銷價較股份之最低收市價出現之溢價
	最高	最低			
	港幣	*港幣*	*港幣*	*%*	*%*
二零零五年					
二月	0.230	0.210	0.221	82.61	100.00
三月	0.218	0.210	0.212	92.66	100.00
四月	0.210	0.200	0.206	100.00	110.00
五月	0.210	0.200	0.206	100.00	110.00
六月	0.211	0.193	0.206	99.05	117.62
七月	0.205	0.190	0.196	104.88	121.05
八月(直至最後完整交易日)	0.220	0.195	0.204	90.91	115.38

資料來源：彭博資訊

(iii) *提供電訊服務*

截至二零零三年、二零零四年及二零零五年六月三十日止財政年度，電訊服務業務分類分別佔名氣佳之營業總額約22.04%、17.62%及13.05%。

這業務分類之營業額，乃來自透過經營iCare1608直通國際電話而提供之直通國際電話服務。於二零零五年六月三十日，名氣佳直通國際電話iCare1608錄得約358,000條登記電話線。

誠如以上表3所示，於截至二零零四年及二零零五年六月三十日止財政年度，這業務分類之營業額不斷減少而年度減幅分別約為11.31%及29.68%。

2. ***股東應佔虧損***

誠如上文表1所示，恒基數碼集團於三年回顧期內蒙受虧損。於截至二零零三年、二零零四年及二零零五年六月三十日止各個財政年度，股東應佔虧損分別約為港幣17,010,000元、約港幣17,820,000元及約港幣4,100,000元。

整體虧損乃主要由於恒基數碼集團之業務不斷受到挑戰所致。特別是互聯網、電訊服務及高科技行業日新月異，且要面對激烈競爭。有關行業分析之詳情，請參閱下文G一節之「行業概覽」。

誠如以上表1所示，相對於二零零四年而言，於截至二零零五年六月三十日止財政年度，恒基數碼集團之股東應佔虧損減少約76.99%，而經營虧損則減少約80.00%。根據吾等與恒基數碼集團管理層之討論，經營虧損減少之主要原因，乃(i)利息收入增加約港幣8,550,000元(主要由於存款利率增加)；以及(ii)員工成本減少約港幣5,830,000元(主要由於人手減少)。於截至二零零五年六月三十日止財政年度，恒基數碼集團之股東應佔虧損減少，乃主要由於直接成本及營運費用減少所致。然而，吾等留意到恒基數碼集團於截至二零零五年六月三十日止財政年度之營業額已有所減少。有鑑於此，特別是參考於本函件下文載述有關吾等對行業之討論，吾等認為，恒基數碼集團正在及將繼續面對充滿挑戰之市場環境。因此，吾等認為，對於恒基數碼集團賺取溢利之能力未能確定。

吾等留意到於三年回顧期內，恒基數碼集團持續出現虧損，故吾等認為，該建議被視為一大良機，可讓計劃股東套現彼等於恒基數碼之投資，以轉往其他較高增長、可賺取更多盈利或更為穩定之投資選擇。在註銷價較股份於二零零五年八月十一日(「最後完整交易日」)之收市價出現溢價之情況下，從虧損之投資轉往較高增長、可賺取更多盈利或更為穩定之投資，乃屬尤其可取之舉。吾等相信，計劃股東藉此良機按較股份之現行市價出現溢價之價格，從虧損之投資轉往較高增長、可賺取更多盈利或更為穩定之投資，乃符合計劃股東之利益。

誠如以上表3所示，儘管名氣佳之整體營業額於三年回顧期內整體在窄幅上落，於二零零四年增加約10.91%，而二零零五年則減少約5.05%。以下為於三年回顧期內，名氣佳三個業務分類表現之概覽。

(i) *銷售貨品*

於截至二零零三年、二零零四年及二零零五年六月三十日止各個財政年度，銷售貨品業務分類分別佔名氣佳之營業總額約35.10%、48.11%及57.19%。

根據吾等與公司管理層人員之討論，這業務分類目前之營業額約65%乃來自電子及電器產品之銷售，例如個人電腦、MP3機、冷風機、雪櫃、數碼攝錄機及無線電話。客戶可透過三個渠道，包括名氣佳網站、客戶熱線及「名氣熱賣坊」購買或獲提供售後服務。於二零零五年六月三十日，名氣佳共設有11間「名氣熱賣坊」，其中4間位於九龍、3間位於香港島及4間位於新界。

誠如以上表3所示，於截至二零零四年六月三十日止財政年度，這業務分類之營業額較二零零三年增加約52.01%。主要原因乃於截至二零零四年六月三十日止財政年度內，「名氣熱賣坊」由5間擴充至10間。

(ii) *提供互聯網服務*

於截至二零零三年、二零零四年及二零零五年六月三十日止各個財政年度，互聯網服務業務分類分別佔名氣佳之營業總額約42.86%、34.27%及29.76%。

這業務分類之營業額，乃主要來自向用戶提供寬頻及窄頻互聯網服務。於二零零五年六月底，名氣佳電視上網機頂盒(「機頂盒」)客戶、互聯網服務供應商(「ISP」)用戶及互聯網內容供應商(「ICP」)用戶之人數合共約248,000人。

於截至二零零四年及二零零五年六月三十日止財政年度，來自互聯網服務業務分類之營業額不斷減少而年度減幅分別約為11.33%及17.53%。

以下表2為截至二零零三年、二零零四年及二零零五年六月三十日止財政年度，恒基數碼集團各業務分類之營業額分析概要。

表2：按業務分類劃分恒基數碼集團之營業額

	截至六月三十日止財政年度						年度增長率	
	二零零三年		二零零四年		二零零五年		二零零四年	二零零五年
	營業額	佔營業總額百分比	營業額	佔營業總額百分比	營業額	佔營業總額百分比		
	港幣千元	%	港幣千元	%	港幣千元	%	%	%
零售	75,103	89.67	83,297	95.37	79,090	94.33	10.91	(5.05)
商業服務	1,567	1.87	2,289	2.62	2,693	3.21	46.08	17.65
大廈系統服務	7,081	8.46	1,755	2.01	2,059	2.46	(75.22)	17.32
總計	83,751	100.00	87,341	100.00	83,842	100.00	4.29	(4.01)

資料來源： 恒基數碼集團年報

誠如以上表2所示，於三年回顧期，恒基數碼集團約90%之營業總額，乃來自零售業務。零售業務乃透過名氣佳網上業務有限公司(「名氣佳」)之經營。名氣佳主要從事三個核心業務，即：(i)銷售貨品；(ii)提供互聯網服務；及(iii)提供電訊服務。

以下表3乃名氣佳於截至二零零三年、二零零四年及二零零五年六月三十日止財政年度各業務分類之營業額概要。

表3：按業務分類劃分名氣佳之營業額

	截至六月三十日止財政年度						年度增長率	
	二零零三年		二零零四年		二零零五年		二零零四年	二零零五年
	營業額	佔營業總額百分比	營業額	佔營業總額百分比	營業額	佔營業總額百分比		
	港幣千元	%	港幣千元	%	港幣千元	%	%	%
銷售貨品	26,364	35.10	40,077	48.11	45,231	57.19	52.01	12.86
互聯網服務	32,191	42.86	28,543	34.27	23,538	29.76	(11.33)	(17.53)
電訊服務	16,548	22.04	14,677	17.62	10,321	13.05	(11.31)	(29.68)
總計	75,103	100.00	83,297	100.00	79,090	100.00	10.91	(5.05)

資料來源： 恒基數碼集團年報

根據該建議，所有計劃股東將有機會以較現行股份市價有溢價之價格，套現於恒基數碼之投資。吾等認為，特別是當吾等審閱過該建議其他方面後(吾等將於以下章節討論)，該建議之條款乃符合計劃股東之利益。

B. 過往財務表現及未來增長

恒基數碼集團截至二零零三年、二零零四年及二零零五年六月三十日止財政年度之重要財務資料摘要如下：

表1：恒基數碼集團截至二零零三年、二零零四年及二零零五年六月三十日止財政年度之重要財務資料

	截至六月三十日止財政年度			年度增長率	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	%	%
營業額	83.75	87.34	83.84	4.29	(4.01)
經營虧損	(13.14)	(20.40)	(4.08)	55.25	(80.00)
除稅前經常業務之虧損	(17.03)	(19.12)	(4.10)	12.27	(78.56)
股東應佔虧損	(17.01)	(17.82)	(4.10)	4.76	(76.99)

資料來源： 恒基數碼集團之年報

1. *營業額*

誠如以上表1所示，儘管恒基數碼集團之整體營業額於三年回顧期內並無大幅上落，二零零四年之增幅為4.29%，但於二零零五年整體營業額則減少約4.01%。根據恒基數碼集團於截至二零零五年六月三十日止財政年度之年報，恒基數碼集團之營業額乃來自以下主要業務，包括：

(i) 零售－銷售貨品、提供互聯網服務及電訊服務；

(ii) 商業服務－提供數據中心服務、網絡服務及互聯網服務；及

(iii) 大廈系統服務－計劃顧問及軟件服務供應商(「ASP」)服務。

所考慮之主要因素及原因

吾等在達致與該建議之條款有關之推薦建議及向獨立董事作出吾等之獨立財務意見時，吾等已考慮以下之主要因素及原因：

A. 作出該建議之原因及利益

1. *恒基數碼集團之業務*

恒基數碼為一家於開曼群島註冊成立之有限公司，其股份自二零零零年七月十四日起在創業板上市。恒基數碼集團之主要業務包括互聯網服務、電訊服務、商品銷售服務、數據中心服務、智能大廈服務及資訊科技投資。

2. *該建議之理據*

如計劃文件內董事局函件及說明備忘錄所載，恒基發展及香港中華煤氣所提出該建議之多項原因及好處包括：

(i) 股份之交投量持續稀疏，致令股份流通量低。直至二零零五年八月十一日(即於暫停買賣股份以待發表該公佈前，股份之最後一個完整交易日)(包括該日)止過去六個月，平均每日交投量佔於創業板買賣之股份公眾持股量之約0.01%；

(ii) 由於恒基發展及香港中華煤氣合共擁有恒基數碼約84.72%權益，恒基發展及香港中華煤氣之董事相信，計劃股東似乎不可能接獲第三者提出收購計劃股份之其他全面收購建議，因為該等收購建議在並無恒基發展及香港中華煤氣之批准下將無法成功進行；

(iii) 由於股份流通量低，恒基發展及香港中華煤氣董事相信，恒基數碼目前從公眾證券市場集資之能力有限，而於可見將來似乎未能改善其於股票市場集資之能力。因此，恒基發展及香港中華煤氣董事認為維持恒基數碼於創業板上市及其上市地位(藉以使用公眾證券資本市場)之成本及管理所需之資源已缺乏有力支持理據；及

(iv) 恒基發展及香港中華煤氣董事亦留意到恒基數碼現有業務之前景並不明朗。互聯網、電訊及高科技行業日新月異及競爭激烈。因此，恒基發展及香港中華煤氣董事認為，該建議將為有效率地及持續地發展恒基數碼之業務帶來更大靈活性。

(d) 就削減恒基數碼之已發行股本，於所需範圍內符合公司法第15條之程序規定及公司法第16條施加之任何條件；

(e) 在開曼群島及／或香港及／或任何其他有關司法權區向有關當局取得或獲得該等有關當局授出(視情況而定)有關該建議之一切授權；

(f) 在各情況下直至及於該計劃生效期間，一切授權仍然具有全面效力及作用且並無修改，並符合所有有關司法權區之一切所需法定或規管性質之責任，且任何有關當局並無施加關於該建議或與該建議有關之任何事宜、文件(包括通函)或事項之有關法例、規則、規定或守則所無訂明之規定(或附加於已訂明規定以外之規定)；

(g) 已經取得恒基數碼之現有合約性責任可能須取得之一切同意；及

(h) 倘需要，恒基發展及香港中華煤氣根據適用法例及規定為履行該計劃之必需或權宜行動，向任何有關當局或其他第三者取得所需之該等其他所需同意、批准、授權、許可、寬免或豁免。

就以上(a)項條件而言，根據執行人員於二零零五年八月十六日作出之裁決，據恒基發展、香港中華煤氣或恒基數碼實際所知，恒基發展及香港中華煤氣之附屬公司及同系附屬公司董事(連同彼等之近親、有關信託及任何彼等控制之公司)持有之股份所附帶之任何投票權，根據收購守則第2.10條將不會計算在內。根據收購守則第2.10條，恒基發展、香港中華煤氣或恒基數碼董事(連同彼等之近親、有關信託及任何彼等控制之公司)持有之股份所附帶之投票權，亦不會計算在內。

收購人集團保留權利，可就任何特定事宜完全或局部豁免(e)、(f)、(g)及(h)項條件。但在任何情況下，(a)至(d)項條件不能豁免。上述所有條件將須於二零零六年二月二十八日或之前(或收購人集團及恒基數碼可能協定或大法院按收購人集團或恒基數碼提出申請時可能准許之較後日期)達成或獲豁免(倘適用)，否則該計劃將告失效。

(iii) 於最後實際可行日期，根據註銷價及合共764,086,384股計劃股份計算，就支付註銷價所需之代價金額約為港幣320,920,000元，恒基發展將支付其中約港幣252,530,000元，而香港中華煤氣則將支付其中約港幣68,390,000元；

(iv) 恒基發展及香港中華煤氣已表示彼等擬從內部資源及／或銀行借貸支付註銷價所需之款項；及

(v) 如該計劃未能於二零零六年二月二十八日（或收購人集團與恒基數碼可能協定或大法院於收購人集團或恒基數碼提出申請時可能容許之較後日期）或之前生效，該計劃將告失效，並將透過報章公佈，亦透過在創業板網頁刊登公佈之形式通知計劃股東。

有關該建議之條款及條件之其他詳情，載於計劃文件之說明備忘錄內。

該建議之條件

該計劃須待下列條件達成或獲豁免（倘適用）後，方告生效，且對恒基數碼及所有股東具有約束力：

(a) 該計劃須獲得大多數（持有相當於75%之股份價值）親身或由委任代表出席法院會議及於會上投票之計劃股東批准，惟：

  (i) 該計劃須獲親身或由委任代表出席法院會議及在會上投票之獨立股東投票批准（以投票表決方式），其佔獨立股東親身或由委任代表在法院會議上投票之股份面值不少於四分三；及

  (ii) 該計劃須並無在法院會議上，被持有獨立股東所持有之全部股份價值10%以上之獨立股東投票否決（以投票表決方式）；

(b) 於恒基數碼股東大會上通過特別決議案，由親身或委任代表出席並於股東大會上投票之股東以大多數（不少於出席及投票之股東所投票數四分三）批准因該計劃而削減恒基數碼股本及使其生效；

(c) 該計劃（不論有否修訂）獲大法院批准及確認削減恒基數碼之股本，並向開曼群島公司註冊處處長交付大法院命令副本以供登記；

獨立董事

董事局由十一名董事組成，其中七名為執行董事、一名為非執行董事及其餘三名為獨立非執行董事。陳永堅先生同時出任恒基數碼及香港中華煤氣之董事。葉盈枝先生同時出任恒基數碼及恒基地產之董事。穆得志先生為恒基數碼之執行董事、行政總裁及受薪僱員。而恒基數碼之所有其他執行董事，即李兆基博士、林高演先生、李家傑先生及李家誠先生均同時出任恒基數碼、恒基發展、香港中華煤氣及恒基地產之董事。恒基數碼之非執行董事胡家驃先生亦為胡寶星爵士(出任恒基發展及恒基地產之董事)之替代董事。恒基數碼之兩名獨立非執行董事，即李國寶博士及高秉強教授亦分別為香港中華煤氣及恒基發展之獨立非執行董事。因此，根據收購守則，上述恒基數碼董事均不被視為具備可對該建議之條款發表意見之獨立性。因此，恒基數碼之獨立非執行董事梁沃光先生，已獲董事局委任為獨立董事，向獨立股東提供有關該建議之推薦建議。

在達致吾等之意見時，吾等依賴董事局及恒基數碼管理層所提供關於恒基數碼集團、該建議及該計劃之資料及事實、所表達之意見及所作出之聲明，包括計劃文件所載之該等事實、意見及聲明。該等資料包括財務資料、該建議之條款、現有業務經營及日後前景。吾等已假設所有該等資料於本函件刊發日期在各主要方面均為真實及準確。董事局已確認，彼等為計劃文件之內容負全責。

吾等並無理由相信該等資料不準確，或計劃文件所提供之資料或所發表之意見遺漏或隱瞞任何重大事實。然而，與一般慣常做法一樣，吾等並無就所獲提供之資料進行核實程序，亦無對恒基數碼集團之業務及事務狀況進行獨立深入調查。董事局已確認向吾等提供之資料並無遺漏任何重要事實。吾等認為吾等已審閱充份資料，以讓吾等達至知情之意見，並為吾等對該建議及該計劃作出之推薦建議提供合理基礎。

該建議之條款

概括而言，該建議涉及以下之主要條款：

(i) 計劃股東持有之所有計劃股份將根據公司法第86條予以註銷及取消。據此，計劃股東將就每持有一股計劃股份收取收購人集團港幣0.42元現金；

(ii) 該計劃生效後，恒基數碼之已發行股本將被削減，而恒基數碼之已發行股本約78.69%及約21.31%將分別由恒基發展及香港中華煤氣擁有，且股份於創業板之上市地位將被撤銷；

以下為獨立財務顧問致獨立董事之意見函件全文，以供載入本文件。

百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

收購人集團
提出以協議安排之方式
（根據開曼群島法例第二十二章公司法
（一九六一年第三號）（以經綜合及修訂者為準）第86條）
建議私有化恒基數碼科技有限公司

緒言

茲提述吾等獲委聘就收購人集團提出以協議安排將恒基數碼私有化之該建議，向獨立董事提供意見。有關協議安排之詳情，載於恒基數碼及收購人集團於二零零五年十月六日聯合刊發之計劃文件（「計劃文件」，本函件為其一部分）內。除文義另有所指，本函件所用詞彙與計劃文件所界定者具有相同涵義。

百德能獲委任為獨立財務顧問，就該建議之條款，特別是註銷價對獨立股東而言是否公平合理，向獨立董事提供意見。

百德能乃獨立於及與恒基發展、香港中華煤氣、恒基數碼或其各自之主要股東，或與彼等任何一方行動一致或被視為行動一致之任何人士概無關連。因此，百德能被視為符合資格就該建議提供獨立意見。吾等將就編製本函件向恒基數碼收取費用。除就此項委任將向吾等支付之正常專業費用外，吾等現時並無任何安排，致使吾等將據此向恒基發展、香港中華煤氣、恒基數碼或其各自之主要股東或與彼等任何一方行動一致或被視為行動一致之任何人士收取任何費用或利益。

本人亦務請獨立股東留意(i)董事局函件、(ii)說明備忘錄，以及(iii)組成說明備忘錄一部分之各附錄。

此致

列位獨立股東 台照

獨立非執行董事
梁沃光先生
謹啟

二零零五年十月六日

henderson cyber
Henderson Cyber Limited
恒基數碼科技有限公司*
(在開曼群島註冊成立的有限公司)
(股份代號：8023)

敬啟者：

收購人集團
提出根據公司法第86條
以協議安排之方式
建議私有化恒基數碼科技有限公司

恒基數碼、恒基發展、香港中華煤氣及恒基地產於二零零五年八月十六日聯合公佈，於二零零五年八月十五日，恒基發展及香港中華煤氣要求董事局根據公司法第86條，向計劃股東提出有關透過協議安排將恒基數碼私有化之建議，當中涉及註銷及取消所有計劃股份，代價為以現金支付註銷價每股計劃股份港幣0.42元。該建議之詳情，載於恒基數碼、恒基發展及香港中華煤氣於二零零五年十月六日共同刊發之文件(「文件」)第10至21頁所載之「董事局函件」內，而本函件亦為文件一部份。本人已就該建議而獲委任為獨立董事，就獨立股東應如何對該建議作出投票向獨立股東作出推薦建議。百德能已獲委任為獨立財務顧問，向本人提供有關該建議之意見。除文義另有説明外，本函件所用詞彙與文件所用者具相同涵義。

經考慮該計劃之條款及百德能之意見，尤其是文件第24至53頁所載百德能函件中載述之因素、原因及推薦建議後，本人認為，就獨立股東而言，該建議之條款屬公平合理。因此，本人推薦獨立股東於法院會議上投票贊成批准該計劃之決議案，以及於股東特別大會上投票贊成批准因該計劃而削減股本並使其生效之特別決議案。

* *僅供識別*

在考慮就該建議採取任何行動時，　閣下務須考慮本身之稅務狀況。如　閣下有任何疑問，應諮詢　閣下之專業顧問。

務請　閣下閱讀本文件第54至71頁之説明備忘錄、本文件之附錄、本文件第121至127頁所載之該計劃，以及本文件第128至131頁所載之法院會議通告及股東特別大會通告。

此致

列位股東　*台照*

代表董事局
主席
李兆基博士
謹啟

二零零五年十月六日

有關法院會議及／或股東特別大會上委派委任代表。倘若登記持有人委派委任代表，則登記持有人須填妥及簽妥有關代表委任表格，並須按上一段詳述之方式，於遞交有關代表委任表格之最後時間前交回。

就任何將其股份寄存在香港中央結算有限公司運作之中央結算及交收系統(「中央結算系統」)內，並以香港中央結算(代理人)有限公司之名義登記之實益擁有人而言，除非有關實益擁有人屬於獲准以投資者戶口持有人(「投資者戶口持有人」)之身份參與中央結算系統之人士，否則有關實益擁有人若擬就協議安排進行投票，必須聯絡其經紀、託管商、代名人或其他有關人士(彼為中央結算系統參與者或彼已將有關股份寄存於中央結算系統參與者)(「其他中央結算系統參與者」)，向彼等發出有關投票之指示。就以香港中央結算(代理人)有限公司之名義登記之股份而言，投資者戶口持有人及其他中央結算系統參與者須根據「中央結算系統一般規則」及「中央結算系統運作程序規則」作出有關協議安排之投票程序。

為決定有權出席法院會議並在會上投票之獨立股東身份，以及有權出席股東特別大會並在會上投票之股東身份，由二零零五年十月二十六日(星期三)至二零零五年十月三十一日(星期一)(包括首尾兩天)，將暫停辦理股份過戶登記手續。於該段期間內，任何股份之過戶手續均不受理。為符合資格在法院會議及股東特別大會上投票，所有過戶文件連同有關股票，均須不遲於二零零五年十月二十五日(星期二)下午四時正交回恒基數碼之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716室)。

假設所有條件達成或獲豁免(如適用)，則該計劃將於生效日期生效。生效日期預期為二零零五年十二月八日(星期四)。有關該等會議之結果，以及(倘決議案於該等會議上獲得通過)股份最後買賣日期、記錄時間、大法院就批准該計劃之呈請之聆訊結果、生效日期，以及撤銷股份於創業板之上市地位之日期詳情，將另行發表報章公佈及在創業板網頁刊登公佈。

股票、買賣、上市、登記及付款

閣下務須留意本文件第66至67頁說明備忘錄之「股票、買賣及上市」及「登記及付款」等節。

其他資料

本文件第22至53頁載有獨立董事致獨立股東之函件，以及百德能致獨立董事之函件。吾等務請　閣下於採取任何有關該建議之行動前，細閱該等函件。

此外，由於除外人士(於最後實際可行日期，彼等合共實益擁有59,420,173股股份，相當於恒基數碼已發行股本約1.19%)及彼等之代名人(除外人士實益擁有之一些股份以其名義登記)根據以上已闡釋之原因，將不會以計劃股東之身分親身或委任代表出席法院會議並於會上投票。現並無任何禁制規限除外人士出席股東特別大會及於會上投票，但不包括李鏡禹先生、李達民先生及何永勳先生(彼等在尋求執行人員裁定恒基發展及香港中華煤氣各自之董事並無面對利益衝突，以致收購守則第2.4條適用於該建議時，已確認彼等將不會以股東身份參與以批准該建議之股東會議)。

無論　閣下能否親自出席該等會議，務請獨立股東按照隨附之法院會議之粉紅色代表委任表格上印備之指示填妥及簽署，並務請股東按照隨附之股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基數碼之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。惟在任何情況下，交回之時間不得遲於下列各時間。就法院會議適用之粉紅色代表委任表格而言，務請　閣下於二零零五年十月二十九日(星期六)上午十一時正前交回此代表委任表格。倘未能於上述時間交回，可於法院會議上根據大法院於二零零五年十月三日發出之命令交予法院會議主席(其擁有絕對酌情權決定是否接納)。股東特別大會之白色代表委任表格必須於二零零五年十月二十九日(星期六)上午十一時三十分前交回，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院會議代表委任表格及／或股東特別大會代表委任表格－恒基數碼科技有限公司」，方便獨立股東及／或股東(如適用)填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，　閣下仍可親自出席有關會議，並按意願於會上投票。若　閣下於遞交有關代表委任表格後出席會議，則交回有關會議之代表委任表格將被視為作廢。

恒基數碼只會承認名列恒基數碼股東名冊之人士為股東，但恒基數碼不會承認股份之實益擁有人(其股份以信託形式由代名人、受託人或其他人士持有，及以該等人士之名義登記)為股東。就股份之任何實益擁有人(「實益擁有人」)而言，倘若其股份均以代名人、受託人、存管處或任何其他認可託管商或第三者(「登記持有人」)之名義登記，則彼等應聯絡有關登記持有人，就實益擁有人實益擁有之股份應如何在法院會議及／或股東特別大會上投票之事宜，向有關登記持有人發出指示及／或與其作出安排。擬親身出席法院會議及／或股東特別大會之實益擁有人，應直接聯絡登記持有人，並與登記持有人作出適當安排，讓實益擁有人能夠出席法院會議及／或股東特別大會及於會上投票。就此，登記持有人可委任實益擁有人為其委任代表。登記持有人應根據恒基數碼之章程細則內所有相關條文，於

參與制定該建議之決策過程，彼等承諾及確認各自將不會以作為恒基發展董事之身份參與制定該建議之決策過程，以及彼等承諾及確認彼等將不會以作為股東之身份在股東大會上參與批准該建議，並將不會因制定該建議而收取任何附帶利益，證監會裁定恒基發展及香港中華煤氣各自之董事並無利益衝突，以導致收購守則第2.4條適用於該計劃。

該等會議及股東將採取之行動

誠如 閣下從本文件第128至131頁所載之該等會議通告而得悉，該等會議已分別召開，將於二零零五年十月三十一日(星期一)上午十一時正及上午十一時三十分，假座香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」舉行。

根據大法院之指令，已召開之法院會議將考慮並酌情通過適當決議案以批准該計劃(不論有否修訂)。就有關大法院批准該計劃而言，如獲大多數(持有相當於75%之股份價值)出席及於法院會議上投票(親身或委派委任代表)之計劃股東對該計劃投贊成票，該項決議案將被視為已獲通過(以投票表決方式進行)。如以上所闡釋，然而根據收購守則，只有在(i)獨立股東親自或委任代表在法院會議上，透過所持股份之投票權，以最少75%票數批准該計劃；及(ii)在法院會議上投票(以投票表決方式進行)反對該決議案之票數，不多於全體獨立股東所持所有股份價值之10%，該決議案方被視為已被通過。根據獨立股東於最後實際可行日期所持有之704,666,211股股份計算，該股份之10%為70,466,621股股份。

緊隨法院會議後，已召開之股東特別大會將考慮及酌情通過一項批准因該計劃而削減恒基數碼之已發行股本並使其生效之特別決議案。若股東以大多數(即親身或委任代表出席股東特別大會，並於會上投票之股東最少四分之三)投票批准，則特別決議案將會被通過。全體股東均有權出席股東特別大會並於會上就特別決議案投票。

於最後實際可行日期，控股人士實益擁有合共4,235,913,616股股份，相當於恒基數碼已發行股本約84.72%。由於控股人士各自為恒基發展及香港中華煤氣(即收購人集團)之間接全資附屬公司，該等股份不會構成計劃股份之一部分，亦因此不會在為批准該計劃而舉行之法院會議上作代表或投票之用。概因並無任何禁制規限控股人士出席股東特別大會及於會上投票，故控股人士已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將投票贊成將在股東特別大會上提呈以批准因該計劃而削減恒基數碼已發行股本之特別決議案。

- 較股份於二零零五年六月三十日之每股經審核綜合資產淨值約港幣0.15元溢價約180.00%。

盈利

截至二零零五年六月三十日止年度，恒基數碼集團之股東應佔經審核綜合虧損約港幣4,100,000元，相當於每股虧損約港幣0.0008元。於截至二零零四年六月三十日止之上一財政年度，恒基數碼集團之股東應佔經審核綜合虧損約港幣17,800,000元，相當於每股虧損約港幣0.0036元。

股息率

自股份於創業板上市以來，恒基數碼並無宣派任何股息。

作出該建議之原因及利益

閣下務須留意本文件第58及59頁說明備忘錄之「作出該建議之原因及利益」一節。

有關恒基數碼集團之資料及未來意向

閣下務須留意本文件第59至64頁說明備忘錄之「有關恒基數碼集團之資料」及「未來意向」等節。

其他資料

李兆基博士透過恒基地產於恒基發展持有之權益及個人權益以及其他透過富生而被視作擁有之權益，於最後實際可行日期持有2,110,638,943股恒基發展股份之權益（相當於恒基發展已發行股本約74.92%），而其透過恒基發展於香港中華煤氣持有之權益及個人權益及其他被視作擁有之權益，於最後實際可行日期持有2,160,243,950股香港中華煤氣股份之權益（相當於香港中華煤氣已發行股本約38.76%）。李兆基博士為恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事。林高演先生為恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事。李鏡禹先生、李達民先生及何永勳先生為恒基地產及恒基發展之董事，亦為恒基數碼之股東。

鑑於李兆基博士於恒基數碼持有之權益（不包括透過收購人集團持有之權益）屬微不足道，而李鏡禹先生、李達民先生及何永勳先生擁有計劃股份之價值及根據該建議應收註銷價之權益（不包括透過收購人集團）金額並不重大，以及林高演先生承諾以捐贈予香港註冊慈善團體之方式處置彼之前擁有權益之55股股份，而彼以捐贈予香港註冊慈善團體之方式處置彼於55股股份之實益權益由二零零五年八月十五日起生效，及李鏡禹先生、李達民先生及何永勳先生各自向證監會發出確認函，確認彼等各自並無以作為恒基發展董事之身份

假設該計劃於二零零五年十二月八日(星期四)生效，則註銷價之支票將寄發予於記錄時間名列股東名冊之計劃股東，並預期該支票將於二零零五年十二月十七日(星期六)或之前寄予計劃股東，但在任何情況下須於生效日期起十日內寄發。

該建議之財務影響

股價

每股計劃股份之註銷價為港幣0.42元：

- 較股份於二零零五年八月十一日(即暫停股份買賣以待刊發該公佈前之最後完整交易日)在創業板所報之收市價每股港幣0.22元溢價約90.91%；
- 較股份於截至二零零五年八月十一日(包括該日)止十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.20元溢價約110.00%；
- 較股份於截至二零零五年八月十一日(包括該日)止三十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.20元溢價約110.00%；
- 較股份於截至二零零五年八月十一日(包括該日)止六十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.20元溢價約110.00%；
- 較股份於截至二零零五年八月十一日(包括該日)止一百八十個交易日根據在創業板所報之每日收市價計算之平均收市價每股約港幣0.21元溢價約100.00%；及
- 較股份於最後實際可行日期根據在創業板所報之收市價每股約港幣0.41元溢價約2.44%。

股份之歷史股價資料，載於本文件附錄二第2節。

資產淨值

於二零零五年六月三十日，恒基數碼集團之經審核綜合資產淨值約為港幣755,900,000元(二零零四年：港幣760,000,000元)或每股約港幣0.15元(二零零四年：港幣0.15元)。註銷價：

- 較股份於二零零四年六月三十日之每股經審核綜合資產淨值約港幣0.15元溢價約180.00%；及

該建議之概要

本文件旨在向　閣下提供有關該建議之其他資料，以及給予　閣下有關法院會議及股東特別大會之通告。務請　閣下亦留意獨立董事函件、百德能致獨立董事之函件、說明備忘錄及該計劃。該等函件均屬於本文件之一部分。

該建議待條件達成或獲豁免(如適用)後，方會以該計劃方式進行該建議，其中涉及註銷及取消計劃股份，並根據公司法削減恒基數碼之已發行股本。因此，恒基數碼將由恒基發展間接擁有約78.69%權益(故仍將為恒基發展之間接非全資附屬公司)，以及由香港中華煤氣間接擁有約21.31%權益。該計劃亦規定，於記錄時間名列股東名冊之全體計劃股東，均有權就所持之每股計劃股份收取註銷價現金港幣0.42元，作為註銷及取消計劃股份之代價。

註銷價將會透過支票付款，並根據該計劃條款而獲悉數支付，且並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致收購人集團可以其他方式或被視為有權向計劃股東行使權利。

於最後實際可行日期，並無任何由恒基數碼發行而尚未行使之購股權、衍生工具、認股權證或可換股證券。按註銷價及於最後實際可行日期合共764,086,384股計劃股份及由控股人士持有之4,235,913,616股股份計算，恒基數碼於該建議項下之全部已發行股本約值港幣2,100,000,000元。支付註銷價所需之現金款額約為港幣320,920,000元，其中約港幣252,530,000元將由恒基發展支付，而約港幣68,390,000元則將由香港中華煤氣支付。恒基發展及香港中華煤氣已各自表示擬以內部資源及/或銀行借貸支付註銷價所需之現金。恒基發展集團獲香港上海滙豐銀行有限公司授出一項貸款融資，其中港幣253,000,000元可供恒基發展集團作該融資項下之用途。該貸款融資之利息付款、還款或抵押品，不會在很大程度上取決於恒基數碼之業務。

收購人集團之聯席財務顧問滙豐及里昂證券，均信納恒基發展及香港中華煤氣各自擁有足夠可動用之財務資源進行該建議。

待條件達成或獲豁免(倘適用)後，該建議對恒基數碼及所有股東(包括除外人士及彼等之代理人(彼等實益擁有之若干股份，乃以其名義登記))方為有效及具約束力。

如該計劃未能於二零零六年二月二十八日或之前生效，或於收購人集團及恒基數碼可能協定或大法院按收購人集團或恒基數碼提出申請時可能准許之較後日期前生效，則該計劃將告失效，並就此以報章公佈及在創業板網頁刊登公佈之方式知會計劃股東。

附註：

1. *根據證券及期貨條例，李兆基博士被視為於Felix Technology（恒基發展之間接全資附屬公司）及Technology Capitalization（香港中華煤氣之間接全資附屬公司）（彼等均為控股人士）分別擁有之3,333,213,616股股份及902,700,000股股份中擁有權益。*

2. *賓勝、踞威、敏勝、Gainwise及登銘均為Kingslee S.A.之全資附屬公司，恒基發展之控股股東恒基地產持有Kingslee S.A.之100%權益。因此，根據收購守則，該等公司被視為與收購人集團一致行動之人士。該等公司合共實益擁有9,054,403股股份，相當於恒基數碼已發行股本之0.18%。根據證券及期貨條例，李兆基博士被視為於該等股份中擁有權益。*

3. *李兆基博士為恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事，故根據收購守則，被視為與收購人集團一致行動之人士。該股數包括李兆基博士於股份之個人權益，但不包括彼因賓勝、踞威、敏勝、Gainwise、登銘、富生、Felix Technology及Technology Capitalization於股份擁有權益而被視為擁有之權益。*

4. *根據證券及期貨條例，李兆基博士被視為於富生擁有之28,075股股份中擁有權益，而根據收購守則，富生被視為與收購人集團一致行動之人士。*

5. *李鏡禹先生為恒基地產及恒基發展之董事，故根據收購守則，彼被視為與收購人集團一致行動之人士。*

6. *何永勳先生及李達民先生均為恒基地產及恒基發展之董事，故根據收購守則，彼等被視為與收購人集團一致行動之人士。*

7. *羅德丞先生及梁昇先生均為恒基地產之董事，故根據收購守則，彼等被視為與收購人集團一致行動之人士。*

8. *本表所列有關賓勝、踞威、敏勝、Gainwise、登銘、李兆基博士、富生、李鏡禹先生、何永勳先生、李達民先生、羅德丞先生、梁昇先生及滙豐各自擁有權益之所有股份，將成為計劃股份之一部分。*

9. *滙豐為收購人集團之聯席財務顧問之一，故根據收購守則被視為與收購人集團一致行動之人士。該股數包括由HSBC Securities (Asia) Limited按所有權基準擁有之50,152,000股股份，以及由HSBC International Trustee Limited以全權委託方式處理之3,605股股份。該3,605股股份中之2,080股股份乃由HSBC International Trustee Limited以受託人身份擁有及控制、1,000股股份由HSBC Trustee (C.I.) Limited以受託人身份擁有及控制，以及525股股份由HSBC Trustee (Cook Islands) Limited以受託人身份擁有及控制。HSBC Securities (Asia) Limited、HSBC International Trustee Limited、HSBC Trustee (C.I.) Limited及HSBC Trustee (Cook Islands) Limited各自為滙豐控股有限公司（亦為滙豐之最終控股公司）之間接全資附屬公司。*

10. *計劃股份總數相等於除外人士與獨立股東持有之股份總數。*

假設由最後實際可行日期至記錄時間，不會再發行或購回任何股份，則當時所有已發行之764,086,384股計劃股份將予註銷及取消。

股權架構

下表載有於最後實際可行日期，擁有已發行股份（包括控股人士及除外人士實益擁有之股份）之情況：

股東	於最後實際可行日期 股份數目	%	於完成該建議後 股份數目	%
Felix Technology *(附註1)*	3,333,213,616	66.67	3,333,213,616	78.69
Technology Capitalization *(附註1)*	902,700,000	18.05	902,700,000	21.31
控股人士之股份總數	4,235,913,616	84.72	4,235,913,616	100.00
賓勝 *(附註2及8)*	4,014,271	0.08	–	–
踞威 *(附註2及8)*	1,816,644	0.04	–	–
敏勝 *(附註2及8)*	1,714,027	0.03	–	–
Gainwise *(附註2及8)*	1,086,250	0.02	–	–
登銘 *(附註2及8)*	423,211	0.01	–	–
李兆基 *(附註3及8)*	173,898	0.01	–	–
富生 *(附註4及8)*	28,075	0.00	–	–
李鏡禹 *(附註5及8)*	5,383	0.00	–	–
何永勳 *(附註6及8)*	5	0.00	–	–
李達民 *(附註6及8)*	33	0.00	–	–
羅德丞 *(附註7及8)*	2,021	0.00	–	–
梁昇 *(附註7及8)*	750	0.00	–	–
滙豐 *(附註8及9)*	50,155,605	1.00	–	–
除外人士之股份總數	59,420,173	1.19	–	–
控股人士及除外人士之股份總數	4,295,333,789	85.91	4,235,913,616	100.00
獨立股東	704,666,211	14.09	–	–
總計	5,000,000,000	100.00	4,235,913,616	100.00
計劃股東 *(附註10)*	764,086,384	15.28	–	–

權益，以及於賓勝、踞威、敏勝、Gainwise、登銘及富生分別擁有之股份中擁有權益。富生乃由一單位信託擁有其100%權益，而根據證券及期貨條例，李兆基博士被視為擁有該單位信託之權益，富生實益擁有28,075股股份，少於恒基數碼已發行股本之0.01%；李鏡禹先生、何永勳先生及李達民先生均為恒基地產及恒基發展之董事，分別實益擁有5,383股股份、5股股份及33股股份，合共少於恒基數碼已發行股本之0.01%；羅德丞先生及梁昇先生均為恒基地產之董事，分別實益擁有2,021股股份及750股股份，合共少於恒基數碼已發行股本之0.01%；根據收購守則被視為與收購人集團一致行動之滙豐集團成員公司，按所有權基準持有或以全權委託方式處理50,155,605股股份（相當於恒基數碼已發行股本約1.00%）。在該等情況下，基於該等人士（彼等為「除外人士」）與收購人集團之間之直接或間接關係，根據收購守則，彼等均被視為與收購人集團一致行動之人士。

於最後實際可行日期，里昂證券或其任何集團公司（根據收購守則被視為與收購人集團一致行動）並無擁有任何股份。

董事局由十一名董事所組成，其中七名為執行董事、一名為非執行董事，而其餘三名則為獨立非執行董事。陳永堅先生同時出任恒基數碼及香港中華煤氣之董事。葉盈枝先生同時出任恒基數碼及恒基地產之董事。穆得志先生為恒基數碼之執行董事、行政總裁及受薪僱員。而恒基數碼之所有其他執行董事，即李兆基博士、林高演先生、李家傑先生及李家誠先生均同時出任恒基數碼、恒基發展、香港中華煤氣及恒基地產之董事。恒基數碼之非執行董事胡家驃先生亦為胡寶星爵士（出任恒基發展及恒基地產之董事）之替代董事。恒基數碼之兩名獨立非執行董事李國寶博士及高秉強教授，亦分別為香港中華煤氣及恒基發展之獨立非執行董事。因此，根據收購守則，上述恒基數碼董事均不被視為具備可就該建議之條款提供意見之獨立性。因此，恒基數碼之獨立非執行董事梁沃光先生已獲董事局委任為獨立董事，向獨立股東提供有關該建議之推薦建議。

董事局已委任百德能為獨立財務顧問，以向獨立董事提供有關該建議之意見。

議根據公司法第86條，以協議安排之方式將恒基數碼私有化，當中涉及註銷及取消所有計劃股份，並支付註銷價每股計劃股份現金港幣0.42元。

於該計劃生效後，恒基數碼將由恒基發展間接擁有約78.69%權益(故將仍屬恒基發展之間接非全資附屬公司)，以及由香港中華煤氣間接擁有約21.31%權益。緊隨生效日期後，恒基數碼將向聯交所申請根據創業板上市規則第9.23(2)條，撤銷股份在創業板之上市地位。

收購人集團並無意圖於恒基數碼私有化後，終止恒基數碼之業務。每股計劃股份之註銷價將不會增加，且收購人集團並無保留增加註銷價之權利。

收購人集團已就該建議委任滙豐及里昂證券為其聯席財務顧問。

於最後實際可行日期，控股人士實益擁有合共4,235,913,616股股份，相當於恒基數碼已發行股本約84.72%。由於控股人士各自為恒基發展及香港中華煤氣(即收購人集團)之間接全資附屬公司，該等股份不會構成計劃股份之一部分，亦因此不會在為批准該計劃而舉行之法院會議上作代表或投票之用。概因並無任何禁制規限控股人士出席股東特別大會及於會上投票，故控股人士已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將投票贊成將在股東特別大會上提呈以批准因該計劃而削減恒基數碼股本之特別決議案。

鑑於收購人集團於該建議之權益，以及下一段所闡釋除外人士與收購人集團之直接或間接關係，根據收購守則，除外人士被視為與收購人集團一致行動之人士，故除外人士之全部59,420,173股股份(相當於恒基數碼已發行股本約1.19%)將不會在就批准該計劃而舉行之法院會議上作代表或投票之用。然而，該等股份確實構成計劃股份之一部分。現並無任何禁制規限除外人士出席股東特別大會及於會上投票，但不包括李鏡禹先生、李達民先生及何永勳先生(彼等在尋求執行人員裁定恒基發展及香港中華煤氣各自之董事並無面對利益衝突，以致收購守則第2.4條適用於該建議時，已確認彼等將不會以股東身份參與以批准該建議之股東會議)。

於最後實際可行日期，賓勝、踞威、敏勝、Gainwise及登銘(均為恒基地產(恒基發展之控股股東)之間接全資附屬公司)合共實益擁有9,054,403股股份，相當於恒基數碼之已發行股本約0.18%；李兆基博士(恒基地產、恒基發展、香港中華煤氣及恒基數碼之董事)實益擁有173,898股股份，相當於恒基數碼之已發行股本約0.01%。此外，根據證券及期貨條例，李兆基博士被視為於控股人士分別擁有之3,333,213,616股股份及902,700,000股股份中擁有

henderson cyber

Henderson Cyber Limited

恒基數碼科技有限公司*

(在開曼群島註冊成立的有限公司)

(股份代號：8023)

執行董事：
李兆基博士 *(主席)*
陳永堅先生
林高演先生
李家傑先生
李家誠先生
葉盈枝先生
穆得志先生

非執行董事：
胡家驃先生

獨立非執行董事：
李國寶博士
高秉強教授
梁沃光先生

註冊辦事處：
Scotia Centre, 4th Floor
P.O. Box 2804
George Town
Grand Cayman
Cayman Islands

香港總辦事處及主要營業地點：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

收購人集團
提出根據公司法第86條
以協議安排之方式
建議私有化恒基數碼科技有限公司

緒言

恒基數碼、恒基發展、香港中華煤氣及恒基地產於二零零五年八月十六日聯合公佈，於二零零五年八月十五日，收購人集團聯合要求董事局向計劃股東提呈一項建議，有關建

* *僅供識別*

3. 法院會議及股東特別大會將於上述時間及日期在香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」舉行。詳情請參閱本文件第128及129頁所載之法院會議通告，以及第130及131頁所載之股東特別大會通告。

4. 本文件所述之所有時間及日期，均指香港時間及日期，惟大法院聆訊批准該計劃之呈請及確定削減恒基數碼股本之呈請及要求作出指令之申請以及生效日期之預期日期，則為開曼群島有關日期。開曼群島時間較香港時間慢十三小時。

5. 該日將暫停分別於開曼群島及香港辦理恒基數碼之股份過戶登記手續，以決定合資格獲得該計劃之權益之計劃股東。

6. 該計劃將於大法院批准(無論有否修訂)，及大法院命令之文本送呈開曼群島公司註冊處處長登記後方告生效。預期將於開曼群島時間二零零五年十二月八日(星期四)(鑑於開曼群島時間較香港時間慢十三小時，其時將為香港時間二零零五年十二月八日(星期四)之深夜，或香港時間二零零五年十二月九日(星期五)之清晨時份)進行登記事宜。然而，倘若於二零零五年十二月八日(星期四)(即大法院聆訊批准該計劃之呈請及確定削減恒基數碼股本之呈請之建議日期)前並未達成(或(如適用)獲豁免)所有條件，則會更改其後進行各項事宜之時間表。獨立股東務須留意載於本文件第55及56頁的説明備忘錄內該建議之條件。倘若該計劃生效，預期由二零零五年十二月十二日(星期一)上午九時三十分起，股份於創業板之上市地位將被撤銷。

二零零五年

截止過戶日期 *(附註5)* .... 十二月八日(星期四)

記錄時間 .... 十二月八日(星期四)下午五時正

大法院聆訊批准該計劃之呈請，以及
確認削減恒基數碼資本之呈請 *(附註4)* .... 十二月八日(星期四)

生效日期 *(附註4及6)* .... 十二月八日(星期四)

於聯交所網頁及創業板網頁公佈生效日期及撤銷上市地位 .... 十二月九日(星期五)

撤銷股份在創業板之
上市地位 *(附註6)* .... 十二月十二日(星期一)
上午九時三十分

於南華早報及信報及聯交所網頁及
創業板網頁公佈生效日期及撤銷上市地位 .... 十二月十二日(星期一)

寄發根據該計劃應得之現金支票 .... 十二月十七日(星期六)或之前

股東務須留意，上述時間表可能有所更改。倘若有任何更改，將另行發表公佈。

附註：

1. 於該期間內，將分別暫停於開曼群島及香港辦理恒基數碼之股份過戶登記手續，以決定有權出席法院會議及於會上投票之獨立股東，以及決定有權出席股東特別大會及於會上投票之股東。該截止過戶期間並非用以決定享有該計劃之權益之資格。

2. 代表委任表格須盡快交回恒基數碼於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，惟在任何情況下，交回之時間及日期不得遲於上文所列者。就適用於法院會議之粉紅色代表委任表格而言，倘若並無根據大法院於二零零五年十月三日發出之命令交回所述表格，則可於法院會議上交予法院會議主席(其擁有絕對酌情權決定是否接納)。股東特別大會適用之白色代表委任表格，必須於上述時間及日期前交回，方為有效。填妥及交回法院會議之代表委任表格後，獨立股東仍可親身出席該會議及於會上投票。填妥及交回股東特別大會之代表委任表格後，股東仍可親身出席該會議及於會上投票。在以上任何一種情況下，交回之代表委任表格將被視為作廢。

二零零五年

交回股份過戶文件以確定出席法院會議及
股東特別大會，並於該等會議上
投票之資格之最後時間 .... 十月二十五日(星期二)下午四時正

暫停辦理股份過戶登記手續，
以決定出席法院會議及股東特別大會，
並於該等會議上投票之資格 *(附註1)* .... 十月二十六日(星期三)至
十月三十一日(星期一)
(包括首尾兩天)

就以下會議交回代表委任表格之最後時間 *(附註2及4)*：

法院會議 .... 十月二十九日(星期六)上午十一時正

股東特別大會 .... 十月二十九日(星期六)上午十一時三十分

暫停買賣股份 .... 十月三十一日(星期一)上午九時三十分

法院會議 *(附註3)* .... 十月三十一日(星期一)上午十一時正

股東特別大會 *(附註3)* .... 十月三十一日(星期一)上午十一時三十分
或隨即於法院會議結束或押後之後

於南華早報及信報及創業板網頁
公佈該等會議之結果 .... 十一月一日(星期二)

恢復股份買賣 .... 十一月一日(星期二)上午九時三十分

聆訊恒基數碼就削減股本要求
作出指令之申請 *(附註4)* .... 十一月十日(星期四)

買賣股份之最後日期 .... 十二月一日(星期四)

交回股份過戶文件以確定享有該計劃之
權益之資格之最後時間 .... 十二月七日(星期三)下午四時正

「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有上市規則或創業板上市規則(如適用)所賦予之涵義
「收購守則」	指	公司收購及合併守則
「Technology Capitalization」	指	Technology Capitalization Limited，一間於英屬處女群島註冊成立之有限公司，為香港中華煤氣全資擁有之煤氣投資有限公司之全資附屬公司
「交易日」	指	聯交所進行證券買賣之營業日子
「港幣」及「仙」	指	港幣，香港當時之法定貨幣
「%」	指	百分比

「敏勝」	指	敏勝置業有限公司，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「該等會議」	指	法院會議及股東特別大會，「該會議」則指其中一個相關的該等會議(視情況而定)
「收購人集團」	指	恒基發展及香港中華煤氣
「百德能」	指	百德能證券有限公司，根據證券及期貨條例獲發牌進行第1類(證券交易)及第6類(就機構融資提供意見)之受規管活動，擔任獨立董事之獨立財務顧問
「該建議」	指	收購人集團透過該計劃將恒基數碼私有化之建議
「記錄時間」	指	二零零五年十二月八日(星期四)香港時間下午五時正，以決定獲得該計劃項下之權益之資格
「股東名冊」	指	恒基數碼之股東名冊
「有關當局」	指	有關之政府及／或政府部門、監管部門、法院或機構
「該計劃」	指	恒基數碼與計劃股東根據公司法第86條而訂立之協議安排，包括其任何修訂或增訂或由大法院批准或施加之條件，當中涉及註銷所有計劃股份，詳情載於本文件第121至127頁
「計劃股份」	指	於記錄時間由計劃股東持有之股份
「計劃股東」	指	除控股人士以外之恒基數碼股東
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份之持有人
「股份」	指	恒基數碼股本中每股面值港幣0.10元之股份

「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之股份
「香港中華煤氣」	指	香港中華煤氣有限公司，一間於香港註冊成立之有限公司，其股份現時在聯交所主板上市
「香港中華煤氣集團」	指	香港中華煤氣及其附屬公司
「香港中華煤氣股份」	指	香港中華煤氣股本中每股面值港幣0.25元之股份
「恒基地產」	指	恒基兆業地產有限公司，為恒基發展之控股股東，以及為一間在香港註冊成立之有限公司，其股份現時在聯交所主板上市
「恒基地產集團」	指	恒基地產及其附屬公司
「持有人」	指	股份之登記持有人，包括透過轉讓方式而有權登記成為持有人之人士及聯名持有人
「香港」	指	中華人民共和國香港特別行政區
「滙豐」	指	香港上海滙豐銀行有限公司，收購人集團之聯席財務顧問之一。滙豐被視為證券及期貨條例下之註冊機構，從事證券及期貨條例定義之第1、4、6及9類受規管活動，並為香港法例第155章銀行業條例下之持牌銀行
「獨立董事」	指	梁沃光先生，為恒基數碼之獨立非執行董事，獲委任向獨立股東提供有關該建議之意見
「獨立股東」	指	控股人士及除外人士以外之股東
「最後實際可行日期」	指	二零零五年十月三日，即本文件付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「股東特別大會」	指	將於二零零五年十月三十一日(星期一)上午十一時三十分，假座香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」舉行之恒基數碼股東特別大會或其任何續會，其通告載於本文件第130及131頁
「Felix Technology」	指	Felix Technology Limited，一間於英屬處女群島註冊成立之有限公司，為恒基發展全資擁有之Best Selection Investments Limited之全資附屬公司
「富生」	指	富生有限公司，一間於香港註冊成立之有限公司。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有富生全部已發行普通股。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股本。根據證券及期貨條例，李兆基博士被視為擁有富生擁有之股份之權益。兩項全權信託(持有單位信託之單位)之可能受益人包括李家傑先生、李家誠先生以及李寧先生之配偶
「Gainwise」	指	Gainwise Investment Limited，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「創業板」	指	聯交所創業板
「創業板上市規則」	指	創業板證券上市規則
「大法院」	指	開曼群島大法院
「恒基數碼」	指	恒基數碼科技有限公司，一間於開曼群島註冊成立之有限公司，其股份現時在創業板上市
「恒基數碼集團」	指	恒基數碼及其附屬公司
「恒基發展」	指	恒基兆業發展有限公司，一間於香港註冊成立之有限公司，其股份現時在聯交所主板上市
「恒基發展集團」	指	恒基發展及其附屬公司

「控股人士」	指	Felix Technology(恒基發展之間接全資附屬公司)及Technology Capitalization(香港中華煤氣之間接全資附屬公司),於最後實際可行日期,合共合法及實益擁有恒基數碼已發行股本約84.72%權益
「法院會議」	指	按大法院指令,將於二零零五年十月三十一日(星期一)香港時間上午十一時正,假座香港九龍尖沙咀彌敦道118號美麗華酒店頂樓「美麗華宴會廳」召開之計劃股東會議或其任何續會,會上將會就該計劃進行投票。有關通告載於本文件第128及129頁
「踞威」	指	踞威置業有限公司,一間於香港註冊成立之有限公司,為恒基地產之間接全資附屬公司
「登銘」	指	登銘置業有限公司,一間於香港註冊成立之有限公司,為恒基地產之間接全資附屬公司
「生效日期」	指	該計劃(如獲批准)之生效日期,預期為開曼群島時間二零零五年十二月八日(星期四)
「除外人士」	指	與收購人集團一致行動之人士,於最後實際可行日期包括賓勝、踞威、敏勝、Gainwise、登銘、李兆基博士、富生、李鏡禹先生、何永勳先生、李達民先生、羅德丞先生、梁昇先生及滙豐(及根據收購守則被視為與收購人集團一致行動之滙豐集團之成員公司),於最後實際可行日期,彼等合共實益擁有59,420,173股股份,相當於恒基數碼已發行股本約1.19%權益
「執行人員」	指	香港證監會企業融資部之執行董事或當時執行董事之任何代表
「說明備忘錄」	指	根據大法院規則發出,載於本文件第54至71頁之說明備忘錄

本文件(不包括該計劃、法院會議通告及股東特別大會通告)內，除文義另有所指外，下列詞彙具以下涵義：

「一致行動」	指	具有收購守則所賦予之涵義
「該公佈」	指	恒基數碼、恒基發展、香港中華煤氣及恒基地產於二零零五年八月十六日聯合發表有關(其中包括)該建議之公佈，並於二零零五年八月十七日刊登在南華早報、香港經濟日報及信報
「公佈日期」	指	二零零五年八月十六日，即該公佈之日期
「聯繫人」	指	具有收購守則所賦予之涵義
「授權」	指	與該建議有關之一切必要之授權、登記、存案、裁決、同意、准許及批准
「賓勝」	指	賓勝置業有限公司，一間於香港註冊成立之有限公司，為恒基地產之間接全資附屬公司
「董事局」	指	恒基數碼之董事局
「註銷價」	指	應付計劃股東每股計劃股份港幣0.42元之註銷價，其中恒基發展及香港中華煤氣分別以現金支付當中78.69%及21.31%
「里昂證券」	指	里昂證券資本市場有限公司，收購人集團之聯席財務顧問之一。里昂證券為證券及期貨條例下之持牌法團，根據證券及期貨條例過渡性安排(已遞交轉移申請)獲發牌照從事第4及6類受規管活動
「公司法」	指	開曼群島法例第二十二章公司法(一九六一年第三號)(以經綜合及修訂者為準)
「條件」	指	該建議受規限之條件或任何一項條件，詳情載於本文件第55至56頁說明備忘錄之「該建議之條件」一節

目　錄

頁次

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可能因其新興性質及該等公司經營之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為在聯交所為創業板而設之互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等須閱覽創業板網頁，以便取得創業板上市公司之最新資料。

此乃要件　請即處理

閣下對本文件任何方面如有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**恒基數碼科技有限公司**股份，應立即將本文件及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

hendersoncyber

Henderson Cyber Limited

恒基數碼科技有限公司*

(在開曼群島註冊成立的有限公司)

(股份代號：8023)

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

香港中華煤氣有限公司
(於香港註冊成立之有限公司)
(股份代號：0003)

提出以協議安排之方式
(根據開曼群島法例第二十二章公司法(一九六一年第三號)
(以經綜合及修訂者為準)第86條)
建議私有化恒基數碼科技有限公司
涉及註銷計劃股東(定義見本文件)所持
恒基數碼科技有限公司
每股面值港幣0.10元之全部已發行股份

收購人集團(定義見本文件)之聯席財務顧問

滙豐　　CLSA 亞太區市場

香港上海滙豐銀行有限公司　　**里昂證券資本市場有限公司**

恒基數碼科技有限公司
獨立董事(定義見本文件)之獨立財務顧問

百德能
證券

恒基數碼科技有限公司董事局函件載於本文件第10至21頁。有關該建議(定義見本文件)之説明備忘錄載於本文件第54至71頁。載有獨立董事(定義見本文件)致獨立股東(定義見本文件)有關該建議之意見函件，載於本文件第22至23頁。載有獨立財務顧問百德能證券有限公司致獨立董事有關該建議之意見函件，載於本文件第24至53頁。

股東(定義見本文件)將採取之行動，載於本文件第69至71頁。

法院會議(定義見本文件)及股東特別大會(定義見本文件)將於二零零五年十月三十一日(星期一)舉行，有關通告載於本文件第128至131頁。無論　閣下能否親身出席該等會議(定義見本文件)，務請獨立股東按照隨附之法院會議之粉紅色代表委任表格上印備之指示填妥及簽署，並務請股東按照隨附之股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基數碼科技有限公司於香港之股份過戶登記分處，香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，惟在任何情況下，不得遲於有關會議之指定舉行時間前48小時內交回。就粉紅色代表委任表格而言，倘若並無根據大法院於二零零五年十月三日發出之命令交往上述地點，則可於法院會議上交予法院會議主席(其擁有絕對酌情權決定是否接納)。

本文件乃由恒基數碼科技有限公司與收購人集團聯合刊發。

本文件將由刊載日期起最少七天載於創業板www.hkgem.com之「最新公司公告」網頁。

* *僅供識別*

二零零五年十月六日